THE ESTĒE LAUDER COMPANIES INC.
2008 ANNUAL REPORT

HOW WE GROW

Our strategy for profitable growth is maintaining our unwavering commitment to "bringing the best to everyone we touch" while continually expanding into new regions, new distribution channels and new brands. This is our story.

TODAY, OUR PRODUCTS ARE SOLD
IN MORE THAN 140
COUNTRIES AND TERRITORIES.

WE HAVE 29 BRANDS.

AND WE ACHIEVED NEARLY
$8,000,000,000 IN GLOBAL SALES.

CONTENTS

HOW WE GROW



LEONARD A. LAUDER

ENTREPRENEURSHIP IS IN OUR BLOOD,
from our founder to our beauty experts who advise our consumers.

CHAIRMAN'S MESSAGE

Dear Fellow Stockholders:

Every year for the past 62 years, The Estée Lauder Companies has continued to grow. I am proud to report that thanks to the efforts of our 32,000 dedicated employees, we continued that trend with excellent financial results in the 2008 fiscal year.

I am often asked how the Company will maintain its growth record as we look forward to the next era—especially in times as challenging as the present. I believe the answer can be found in our unparalleled multi-national, multi-channel and multi-brand strategy.

As Chairman of the Company, I am extremely gratified by the progress we have made. We have grown from just three brands in the 1960s to a dynamic portfolio of 29 cherished brands today that help women and men look and feel their best. Until 1961, our products were available on only one continent. Today, we sell our stellar brands in more than 140 countries and territories. As our consumers ventured out to try other shopping venues, we also expanded our distribution to match their lifestyles. Our Company's strength lies in its innovation, ability to stay fresh and relevant, and unwavering commitment to "Bringing the Best to Everyone We Touch."

I applaud the efforts of our Chief Executive Officer, William Lauder, and his outstanding leadership team, to amplify our progress in the years ahead. They are working to ensure that we continue to exceed consumers' expectations, that outstanding quality remains the hallmark of our products and services, and that all of our talented people work together to focus our resources on achieving new levels of success.

While the challenges of operating a business on a global scale are great, I am confident that our opportunities are even greater, and that we are well positioned to make the most of those opportunities.

As always, your support of our Company, our brands and our leadership is greatly appreciated.

Sincerely,

Leonard A. Lauder
Chairman

LEADING CHANGE FOR GROWTH



WILLIAM P. LAUDER

I am CONFIDENT that together we will BRING the Company to even greater levels of SUCCESS in the world of luxury beauty.

CHIEF EXECUTIVE'S REVIEW

Dear Fellow Stockholders:

The Estée Lauder Companies' achievements in fiscal 2008 were outstanding by any standard. Global sales reached an all-time record of nearly $8 billion and earnings per share rose by double digits. Our growth was broad-based, with particular strength in emerging markets and new distribution channels. These results are even more notable given the multiple economic challenges—particularly in the United States. We benefited from our ongoing strategy to build a diversified business base that is multi-national, multi-channel and multi-brand.

After a year of solid accomplishments, it is important to ask what lies ahead. How will we lead the change necessary for growth? The answer is that we must commit ourselves to delivering even greater growth in the future—not just top-line growth, but strong, sustainable and more profitable growth. And, to take our business to the next level, it is crucial that we stay keenly focused on the long term, understanding that we are managing for the next quarter century, not for the next fiscal quarter.

STRONG FOUNDATION, STRATEGIC FOCUS

Long-term entrepreneurial growth is in our blood—from our founder to the front lines at the counter. Creativity is one of our outstanding competitive assets. We plan to deliver profitable growth by marrying these fundamental strengths with more sharply focused strategies. Those strengths include our ability to listen to consumers, our creative passion and our talented, dedicated employees. To capitalize on our strengths, we will align our strategies more acutely: prioritizing our investments, exercising greater financial discipline and operating in a more closely aligned manner across business units and borders.

I am delighted that Fabrizio Freda has joined us as President and Chief Operating Officer to help drive these strategies forward. Fabrizio is a highly accomplished executive with more than two decades of experience in global consumer products and luxury goods companies. His international perspective and operational and financial insight will help us better align our goals and allocate investments to those brands, regions and channels that offer exceptional growth opportunities. With an eye toward ensuring continuity and consistent superior performance over the long term, I have mapped out a succession plan that anticipates Fabrizio becoming Chief Executive Officer within two years of his hire.

With our strong foundation and sharper alignment, we will continue our efforts to diversify across regions, channels and product categories. This approach has provided numerous avenues of opportunity in the past and I am confident it will be the source of even greater profitable growth in the years ahead.

MULTI-NATIONAL SCOPE

Our growth in 2008 was powered to a large extent by our international business. Nearly 60 percent of our total sales came from outside the United States this year, with our strongest gains coming from emerging markets such as China, Russia, Latin America, Eastern Europe and the Middle East. Both China and Russia, for example, exceeded $100 million in sales for the first time. We also made progress in more established markets, as the European region topped the $3 billion sales mark.

Whatever the local language, our brands speak to the aspirations of millions of global consumers. In India, where we see immense potential, Estée Lauder and Clinique both opened stores in fiscal 2008, becoming our fifth and sixth brands in the country. We purchased a stake in Forest Essentials, a prestige Indian beauty brand based on ancient naturalistic Ayurvedic principles, to gain a greater understanding of Indian beauty traditions.

We are rolling out our brands in other promising international markets at a steady pace, as our insights into consumers' desires translate into exciting new products and new markets. M·A·C has expanded to Korea and Indonesia, for example, while La Mer has opened in Russia and Dubai, and Bobbi Brown will soon be in Russia.

MULTI-CHANNEL OPPORTUNITY

As consumers exercise their ability to shop when, where and how they want, new channels of distribution are becoming increasingly important to us. Our online sales grew 40 percent this past fiscal year, with particularly strong performances by La Mer, Estée Lauder, Aveda and Jo Malone. Direct response TV is another exciting shopping venue where many of our brands have been smash hits—including Clinique, Origins, Bobbi Brown and Ojon.

The growth in our travel retail business also has been robust, with sales soaring approximately 20 percent this year as our brands expanded in airport locations including Bangkok, Buenos Aires, London, Moscow, Paris, Seoul, Singapore and Tel Aviv.

Increasingly, our brands are sold in retail locations beyond traditional department stores. Our 577 single-brand, freestanding stores worldwide are showcases for brands such as M·A·C, Aveda, Origins, Jo Malone and Estée Lauder. Darphin has been a pioneer in spas in Europe and, recently, Asia. Origins' Dr. Andrew Weil integrative wellness-based products have launched in European pharmacies.

We continue to nurture our traditional department store channel by creating innovative programs designed to bring consumers to our counters. Globally, department stores still account for more than 50 percent of our net sales.

BeautyBank, our entrepreneurial think tank dedicated to developing new brands and products for consumers shopping outside the traditional department store channel, is leading the way in leveraging the power of new distribution points. Following strong sales in the U.S.-based

Kohl's Department Stores, BeautyBank rolled out its top-selling Tri-Aktiline Instant Deep Wrinkle Filler internationally, with a groundbreaking, multi-channel, multi-national campaign in specialty cosmetics stores, direct response TV, the Internet and travel retail. The launch began on the Champs Elysées in Paris and traveled to Taiwan, Korea, the United Kingdom, Germany, Hawaii, Turkey, and finally Australia, with a new, highly profitable sales model.

MULTI-BRAND POWERHOUSE

The Estée Lauder Companies' diverse portfolio of brands is an exceptional platform for growth. The vast majority of our sales still come from brands that we created internally, or that have expanded tremendously under our stewardship, a testament to our organic brand-building strength.

Estée Lauder is the fastest-growing luxury brand in many Asian and European markets. M·A·C continues to be the leading prestige makeup line in North America and its global net sales rose by double-digits. Clinique had strong sales gains in Russia, China, Korea and the United Kingdom.

Many of our highly successful product launches are detailed throughout the following pages. Looking ahead at our established brands, Estée Lauder's new Sensuous fragrance went on sale with a fabulous ad campaign and Clinique Medical, the line of advanced, physician-dispensed skin care products created with Allergan, Inc., will be launched soon. We are expanding the portfolio with new brands, creating BeautyBank's Eyes by Design exclusively for the home shopping medium, HSN, and last year we added the wildcrafted beauty of Ojon hair and skin care. These and many other examples reflect our talent for creating and identifying products that speak to the desires of consumers worldwide.

SUPPORTING GROWTH, SUSTAINING SOCIETY

To support profitable growth across all of our businesses, we continue to make progress in our Strategic Modernization Initiative (SMI). By uniting our global organization with common systems, functions and practices, SMI will help maximize efficiency, unlock shared innovation and enable superior quality and customer service. We expect that the majority of this transformation will be completed by the end of fiscal 2012.

It also is extremely important for us to be responsible global citizens. At a time of growing concern for the environment, among beauty companies we are one of the leaders in the installation and use of renewable energy. The equivalent of all electricity utilized by our Global Operations division is generated from green sources. Our packaging is moving towards a Cradle to Cradle philosophy to reduce waste and energy use wherever possible. Our ingredients are based on a sustainable sourcing policy wherever we do business. Our Ojon business, where we are providing economic opportunity for indigenous peoples in Central America, is a good example of our commitment to social responsibility. We also provided approximately $31 million in financial and in-kind support for organizations such as the M·A·C AIDS Fund, the Breast Cancer Research Foundation and other philanthropic programs.

We are honored that our efforts to be a socially responsible company contributed to the number two ranking in our industry on the 2008 *Forbes* list of "America's Most Admired Companies," and we will continue to pursue a "triple bottom line" that encompasses people and the planet, as well as profit.

LEADING FOR FUTURE GROWTH

Our goal at The Estée Lauder Companies is to remain the preeminent leader in global luxury cosmetics—a position we have achieved by listening and responding to our consumers. Today, more than ever, consumers are in charge, as new channels allow them to take control of their shopping experience and use interactive media to express their preferences.

To maintain our leadership, we will strengthen our efforts to understand who the consumer is, what she wants and how she shops. With this knowledge, we will focus our resources on the right products, markets and channels to excite consumers and drive profitable growth. At the same time, we will strive to be a more efficient and globally integrated organization to serve a growing worldwide marketplace. We will continue to recognize our great people and motivate them to be their best, preserving the creativity and innovation that has made our Company great.

I would like to take this opportunity to thank all of our consumers for their loyalty to our brands, our employees for their energy and entrepreneurial spirit, and our stockholders for their support. I also want to thank our Chairman, Leonard Lauder and our Board of Directors for their diligent and wise counsel. We look forward to driving sustainable profitable growth and optimizing stockholder value in the years ahead.

Sincerely,



William P. Lauder
Chief Executive Officer

HOW WE GROW: Fiscal 2008 highlights

We are
MULTI-national
MULTI-channel
MULTI-brand

MULTI-NATIONAL

Fast-growing emerging markets contributed the sharpest gains.


$5.0 Billion
46% International
54% U.S.
NET SALES
2003
$7.9 Billion
59% International
41% U.S.
2008

MULTI-CHANNEL

We pursue channels that create retail excitement, enhance our image and drive our growth.


5% Other (incl. distributors)
4% Salons/Spas
7% Retail Stores
6% Travel Retail
15% Perfumeries
19% International Department Stores
DISTRIBUTION MIX
2003
7% Other (incl. distributors)
5% Salons/Spas
9% Retail Stores
8% Travel Retail
15% Perfumeries
International Department Stores
2008

MULTI-BRAND

Our brands are among our most important assets.


30
25
20
15
10
5
0
NUMBER OF BRANDS
1968
2008

GROWTH BY CATEGORY



SKIN CARE accounts for 38 percent of total net sales

- Skin care sales reached $3 billion in fiscal 2008, and delivered our best rate of sales growth at 15.2 percent.
- Sales growth was strongest in the Asia/Pacific region, thanks to new skin care and whitening products and higher sales in Greater China.
- New products that contributed to growth included Idealist Pore Minimizing Skin Refinisher and Cyber White EX by Estée Lauder and Acne Solutions Clear Skin System and Redness Solutions from Clinique. La Mer posted double-digit gains, partly due to the success of The Eye Concentrate.



MAKEUP accounts for 38 percent of total net sales

- A $3 billion category in fiscal 2008, makeup grew 10.6 percent, driven by solid double-digit sales gains in international markets.
- Makeup artist brands M·A·C and Bobbi Brown accounted for nearly two-thirds of the incremental sales.
- Incremental sales from the launches of Estée Lauder Signature Hydra Lustre Lipstick and Supermoisture Makeup from Clinique contributed to the sales performance.



FRAGRANCE accounts for 18 percent of total net sales

- Fragrance sales grew in every region, led by solid gains in Europe, the Middle East & Africa and Asia/Pacific, as well as a modest increase in the Americas, resulting in the category growing 9.4 percent to more than $1.4 billion.
- Contributing to the fragrance sales growth were hit products such as Sean John Unforgivable Woman, Dreaming Tommy Hilfiger, DKNY Be Delicious, Donna Karan Cashmere Mist and Estée Lauder Pure White Linen Light Breeze.



HAIR CARE accounts for 6 percent of total net sales

- The 13.3 percent rise in hair care product sales primarily reflected the inclusion of the Ojon wildcrafted beauty brand, and higher sales from Aveda and Bumble and bumble.
- Aveda's net sales benefited from the launches of Smooth Infusion and Aveda Men Pure-Formance products, while Bumble and bumble's sales were up primarily due to new points of distribution.

GROWTH BY REGION

THE AMERICAS accounts for 47 percent of total net sales

- The 4.2 percent sales growth in the Americas came largely from Canada and Latin America, as well as the addition of Ojon. Top-performing U.S. businesses were makeup artist and hair care brands.

- Robust growth in alternative channels, such as freestanding retail stores, the Internet, self-select distribution and direct response television, compensated for softness in the U.S. department store channel.

EUROPE, THE MIDDLE EAST & AFRICA accounts for 38 percent of total net sales

- The 20.6 percent rise in Europe, Middle East & Africa net sales was led by double-digit growth in the travel retail business, the United Kingdom and Russia.

- We also achieved strong double-digit sales increases in emerging Eastern European countries.

ASIA/PACIFIC accounts for 15 percent of total net sales

- Every country in the region contributed to the 21.3 percent sales increase, with the strongest growth coming from China, Japan, Hong Kong, Australia and Korea.

- Japan, the Company's largest Asian market, generated solid sales growth. In our largest emerging Asian market, China, most of our brands recorded double-digit retail sales growth.

HISTORICAL SALES GROWTH



1953
1972
$100 million
1985
$1 billion
1991
$2 billion
2008
$8 billion

FINANCIAL OVERVIEW

FOR THE FISCAL YEAR ENDED JUNE 30	2008	2007	Change
(Dollars in millions, except per share data)			
Net Sales†	$7,910.8	$7,037.5	12%
Operating Income*†	810.7	749.9	8%
Net Earnings from Continuing Operations*†	473.8	448.7	6%
Net Earnings Per Common Share from Continuing Operations—Diluted*†	2.40	2.16	11%
Total Assets	$5,011.2	$4,125.7	21%
Stockholders' Equity	1,653.2	1,199.0	38%

NET SALES*†

(Dollars in billions)


5.74
6.28
6.46
7.04
7.91
2004
2005
2006
2007
2008

OPERATING INCOME*†

(Dollars in millions)


648.9
726.8
619.6
749.9
810.7
2004
2005
2006
2007
2008

NET EARNINGS FROM CONTINUING OPERATIONS*†

(Dollars in millions)


378.5
409.9
324.5
448.7
473.8
2004
2005
2006
2007
2008

DILUTED NET EARNINGS PER SHARE FROM CONTINUING OPERATIONS*†


$1.64
$1.80
$1.49
$2.16
$2.40
2004
2005
2006
2007
2008

* Refer to Selected Financial Data and related footnotes on page 55.

† In April 2006, we completed the sale of certain assets and operations of the reporting unit that marketed and sold Stila brand products. In February 2004, we sold the assets and operations of our former reporting unit that sold *jane* brand products. As a result, statements of earnings information for all periods presented have been restated to reflect those reporting units as discontinued operations.

HOW WE GROW: multi-national expansion


LA MER
ARTICOLI

La Mer at the historic GUM shopping mall in Moscow.

We are a global company with strong American roots. Thanks to our talent for understanding and responding to the desires of consumers worldwide, our products are sought after around the globe. A number of our brands—including Estée Lauder, Clinique, M·A·C, La Mer, Bobbi Brown, Aveda and Jo Malone—are international icons when it comes to luxury beauty.

For almost 50 years, we have recognized the vast growth opportunities in regions outside of the United States, where the luxury beauty business is estimated at nearly $28 billion.

sales exceeded $1 BILLION in the Asia/Pacific region.


ESTĒE LAUDER

The Estée Lauder Nutritious mega launch in Shanghai.

Our share is sizeable and expanding as our sales in Europe, the Middle East & Africa surpassed the $3 billion sales mark this year and China and Russia each exceeded $100 million in sales.

Asia/Pacific, which is our fastest growing region, topped $1 billion in sales. Hong Kong and Japan are the top two international markets for La Mer's unique blend of science and skin care. The makeup artistry of Bobbi Brown celebrated its tenth anniversary in Japan by launching a Japanese edition of *Living Beauty,* Bobbi's personal beauty and lifestyle manual. Our future carries the blush of success as we believe our greatest growth prospects are still ahead of us.

DEPARTMENT STORES IN NORTH AMERICA CONTRIBUTED 30% TO OUR BUSINESS.

Clinique and Dillard's.


CLINIQUE

Country-by-country—and culture-by-culture—our strategies for growth in new markets have been carefully crafted to address the local needs and aspirations of our consumers. In Asia, where radiant complexions are synonymous with beauty, we focus on skin care products that brighten and protect for clear, luminous skin. In Russia and Brazil, where

THE TOTAL INDIAN BEAUTY MARKET IS GROWING AT 25 PERCENT A YEAR.



Estée Lauder launched in India in Spring 2008.

consumers are enchanted by the alluring scent of fragrance and exhilarated by the latest innovations in makeup, we showcase our classic fragrances and dynamic makeup brands. In India, Estée Lauder and M·A·C have created specific foundation shades and cheek color carefully designed to bring out the natural beauty in Indian skin tones.

Our multi-national strategy was a primary driver of our fiscal 2008 financial results, as 59 percent of our sales came from outside the United States. Going forward, we expect international markets will continue to drive significant growth as we focus on anticipating and delivering the unique product needs of consumers in these countries.

EMERGING MARKETS

Emerging markets represented nine percent of our total sales in fiscal 2008. Some of our most promising growth opportunities are in the emerging markets of the "BRIC" countries: Brazil, Russia, India and China. Consumer spending in these markets is climbing dramatically as these economies continue to expand. The high-net worth segment specifically is growing rapidly in these regions—increasing nearly eight percent in China and over 20 percent in India since 2006—a particularly promising trend for our luxury products.

As these upwardly mobile consumers actively seek world-class beauty products and customized service, our brands are there to deliver. We are focused on growing our presence in China where amongst our brands, Estée Lauder was the fastest growing brand. In 2002, we had two brands at 20 counters in six cities in China. Today, we have eight brands in as many as 84 department stores and 40 Sephora stores in 33 cities throughout this growing region.

Russian women boast one of the highest spends on beauty products in the world as a percentage of income. We opened an Estée Lauder store in Moscow across from Red Square in 1981, making us the first Western fragrance brand in what was still the Soviet Union.



RUSSIAN women boast one of the HIGHEST spends on BEAUTY PRODUCTS in the WORLD.

We've grown ever since: M·A·C, La Mer and Estée Lauder are consistently among the top-selling brands in Tsum, a leading Russian department store.

Brazil is now the fourth-largest cosmetics market in the world and grew nearly 14 percent in 2007. Our limited presence there is led by Clinique and M·A·C. We recently opened our first Clinique Service Center in Sao Paolo's prestigious Iguatami Mall where Clinique Consultants work one-on-one with Brazilian clients to custom-fit skin care and makeup products to their skin types and needs.

In India, many exciting initiatives are underway to address the unique desires of the rapidly expanding class of luxury beauty consumers. Estée Lauder recently became our sixth brand in India—joining M·A·C, Tommy Hilfiger, Donna Karan, Aramis and Clinique. This year, our first freestanding Estée Lauder store opened in Mumbai's premier luxury mall, and 20 more stores are planned for the next three years. M·A·C has been closely associated with the Bollywood film community since 2005, and has teamed up with hair and makeup stylist-to-the-stars, Mickey Contractor, to bring a touch of cinematic glamour to Indian consumers.

BRAZIL'S BEAUTY MARKET IS FORECAST TO SEE DOUBLE-DIGIT GROWTH OVER THE NEXT 5 YEARS.



Sales in the Middle East were up 22% in fiscal year 2008.



M·A·C in Al Fanar Mall, Kuwait.

Turning to the Middle East, our brands are being introduced into the most fashionable venues. La Mer launched The Moisturizing Gel Cream with a VIP cruise in Dubai, and we also launched the brand in Israel.

A WORLD OF OPPORTUNITY

Our global growth continues in more established markets, as well. In North America, which accounted for slightly more than 45 percent of sales in fiscal 2008, we are working with department stores to improve the in-store customer experience. Initiatives such as the "Clinique Experience," which focuses on consumer satisfaction at the Clinique counter, deliver innovative ways to better serve our shared consumer. The Spring 2008 Clinique North American Gift Promotion showed notable gains, specifically with Macy's and Dillard's department stores. Department stores in North America contribute 30 percent of our sales.

A "world tour" of our international growth initiatives in Europe shows progress on countless fronts. Jo Malone opened freestanding stores in Milan's elegant Corso Magento shopping district and on the chic rue Saint-Honoré in Paris. Bobbi Brown launched in Denmark and the Czech Republic. The resurgence and expansion of many of Europe's premier department stores—such as France's Printemps, Italy's La Rinascente and Germany's Karstadt Quelle—

our European regional sales scaled new heights surpassing $3 billion.


Collection
Mauve
Automne 2008
BOBBI BROWN

Bobbi Brown in Galeries Lafayette, Paris.

is creating greater opportunities for many of our brands. Thanks to this expansion strategy we have experienced double-digit sales increases in Western Europe, as well as in the newer markets of Eastern Europe, in fiscal 2008.

We believe we have the world at our fingertips and it is our intention to bring our luxury beauty products to every corner where there is opportunity for sustainable profitable growth.

The Company's multi-national strategy isn't just centered on distribution, it also extends to our global research and development efforts. With R&D facilities worldwide, we are focused on creating products that cater to consumers in specific markets and regions, based on their cultural preferences, skin tones and beauty habits. Our research center in Shanghai, for example, mixes ingredients that have been used for centuries in traditional Chinese medicine to create 21st Century skin care innovations. Going forward, we intend to identify and create more products that we will customize for our international beauty clientele, and then spread them out around the globe.

HOW WE GROW: multi-channel distribution



Jo Malone
London
Jo Malone

The new Jo Malone store in Istanbul.

Consumers have almost limitless freedom today to shop whenever, wherever and however they want. Just as our products are becoming more customized, so too are the places where consumers shop for them. Today, more than 20 different channels are shopped by at least one in five women every three months. We expect the Internet, direct response TV, travel retail, spas, salons, pharmacies, freestanding stores and other diverse channels to continue to power our growth, complementing our established role in traditional department stores.

TODAY the total travel retail industry is worth $34 BILLION.



Clinique skin typing at London's Heathrow Airport.

DEPARTMENT STORES

Premier department stores, including Bloomingdale's, Dillard's, Galeries Lafayette, Holt Renfrew, Harrods, Isetan, Lotte, Macy's, Neiman Marcus, Nordstrom and Saks Fifth Avenue continue to be vital to our business, accounting for more than 50 percent of our global net sales in fiscal 2008. In North America, we are working with our department store customers to create an exciting shopping experience for the brands we sell at their counters.

Globally, international department stores are rising in importance, as affluent consumers breathe new life into the great urban shopping districts. We are increasing the presence of our brands in these stores.

TRAVEL RETAIL

Our travel retail business has been on a dramatic upswing, as we keep pace with today's global business and leisure travelers. The cosmetics and fragrance categories account for an impressive $10 billion, or almost one-third of all travel retail sales. As more airlines introduce onboard wireless Internet access, we expect to see even more demand for our products among "globally mobile" travelers.

All of our brands combined hold the number two position in the global travel retail channel, and we are aggressively increasing our airport presence around the world. In total, our brands invested in promotions in major travel locations last year, including Heathrow's new state-of-the-art Terminal 5, Seoul Incheon, as well as Hong Kong, Shanghai, Frankfurt, Milan, New York, Los Angeles, Brisbane, Paris, Oslo, Copenhagen, Tel Aviv and Buenos Aires.

New products created specifically for the travel retail channel contributed to our growth. Responding to the unique needs of jet setters, Estée Lauder introduced Super Flight Creme, a set of exclusive continuous hydration products that relieve the visible signs of stress on the face and eye areas due to air travel. An Estée Lauder travel exclusive fragrance, Bali Dream, entices traveling shoppers with exotic tropical scents.

BEAUTYBANK

Leading the push into new channels is BeautyBank, our entrepreneurial think tank dedicated to developing new brands and products for customers shopping outside the traditional department store channel around the globe. BeautyBank has created a new working model for the Company, focused on innovation, creativity and speed-to-market.

In 2007, BeautyBank developed a beauty business for Coach stores in the United States and Japan. This followed its successful creation of five new brands for Kohl's Department Stores: Flirt!, Good Skin™, American Beauty, grassroots, and Daisy Fuentes.

BeautyBank brought its innovative vision to multiple channels for the global roll-out of Tri-Aktiline Instant Deep Wrinkle Filler. Tri-Aktiline was already a hit at Kohl's Department Stores in the United States. In fiscal 2008 BeautyBank launched the product worldwide with a pan-European debut in over 500 Sephora doors. This was followed by a roll-out in Taiwan's Cosmed pharmacy chain, direct response TV and online sales in Korea, the launch at Boots in the United Kingdom, Parfumeries Douglas in Germany and travel retail in Singapore, Germany, the United Kingdom, Turkey and Australia.

ONLINE SALES

According to a Nielsen Global Online Survey, 875 million consumers worldwide have made a purchase on the Internet. South Korea tops the list on a per capita basis, with 99 percent of Internet users making an online purchase, followed by the United Kingdom, Germany and Japan. In many cases, our online and retailer Internet sites are the fastest growing doors for a brand. Our success in leveraging the Internet as a shopping medium is reflected in our strong online sales, which soared 40 percent in fiscal 2008.

Beyond simply providing a convenient store that never closes, when the brand's DNA is maintained, shopping at our brand websites can strengthen the bond between our brands and the consumer. Through e-commerce, we are exposed to


TRI-AKTILINE
Instant
Deep Wrinkle
Filler
3.5% Gatuline/Kombuchka/
Argireline complex
• Clinical studies show an instant, visible reduction in facial lines.
• Breakthrough formula plumps and smoothes.
• With continued use, helps eliminate the look of expression lines.


SEPHORA
SEPHORA

THE PAN-EUROPEAN LAUNCH OF TRI-AKTILINE SET A NEW BUSINESS MODEL FOR INTERNATIONAL SALES.

Tri-Aktiline launched in Sephora on the Champs Elysées in Paris.

Our online sales grew by 40% in Fiscal 2008.



consumers whom we might never see otherwise. For limited-distribution brands like Bobbi Brown and La Mer, for example, the Internet allows a larger audience to learn about them.

Online shoppers continue to enjoy our trademark service and personal touch. M·A·C, Clinique, Bobbi Brown and Origins have "live chat" features, offering consumers personalized advice from real makeup artists.

We're tapping into the growing digital demand on many fronts. During the last holiday season, we partnered with *instyle.com* to create an exclusive Holiday Beauty Gift Finder featuring many of our most cherished brands. To launch Dreaming Tommy Hilfiger, we created *dreamingaboutyou.com*, a website that encouraged consumers to explore their dreams. Bumble and bumble launched Spray de Mode with a mini-site, *spraydemode.com*, which utilized video testimonials, as well as a dedicated YouTube page. In Korea, where shopping online via mobile devices is the norm, BeautyBank created e-commerce sites for Flirt! and Good Skin™.

Millions of consumers are now sharing their enthusiasm for our products with their friends via social networks. As part of a more comprehensive social marketing campaign to support the launch of M·A·C Fafi, M·A·C became the first brand ever to create a branded skin for the popular "Top Friends" application. Within two months, over 240,000 people around the world chose to decorate their personal page with M·A·C Fafi artwork, ultimately generating millions of brand impressions. Clinique asked Facebook friends to "Show the World What Makes You Happy," generating over one million engagements on the site. An exclusive video by Sean "Diddy" Combs on MySpace, created for the launch of Sean John Unforgivable Woman, attracted 180 million viewers.

DIRECT RESPONSE TV

Beauty is one of the most popular categories on direct response TV. In the past year, more than $560 million in cosmetics and toiletries has been sold through direct response TV in the United States. Direct response TV is also a global phenomenon. For instance, QVC operates



direct response TV is one of our most promising new channels.

Eyes by Design on HSN.

direct response TV channels in the United Kingdom, Germany and Japan, and will soon be in China. The opportunity to have a stronger presence in this channel was a big reason behind our July 2007 acquisition of Ojon, a brand that markets its naturally-derived, wildcrafted hair and skin care products primarily through direct response TV.

Our BeautyBank team launched Eyes by Design, a line of eye makeup products developed for exclusive distribution on the direct response TV channel known as HSN, which reaches 90 million homes in the United States. Eyes by Design is also our Company's first beauty collection created exclusively for television retail and the first prestige brand to be 100 percent focused on the eyes, the feature most women say is their number one beauty challenge.

Our other successful ventures on direct response TV include Clinique's February 2008 debut on QVC, which was the largest two-hour beauty launch in the channel's history. Other sell-out programs included Bobbi Brown's debut on QVC, Origins' launch of its A Perfect World collection on a Korean home shopping channel and Ojon's first foray onto QVC in Germany.

FREESTANDING STORES

Collectively, The Estée Lauder Companies and its brands operate 577 single-brand freestanding stores, occupying prime real estate in major downtown shopping districts and prestigious malls worldwide. Our stores enrich the retail experience for our brands, showcasing the full range of each collection, complete with highly trained consultants who enhance the brand image through individualized customer service.

Globally, the majority of our freestanding stores are for the M·A·C, Origins and Aveda brands. Across the pond, Jo Malone has a highly visible presence in the United Kingdom and has recently opened freestanding stores in Paris, Milan and Istanbul. Bobbi Brown has opened five freestanding stores branded "The Studio" in the Asia/Pacific region and two in the United States, providing an intimate shopping experience and personalized services.



Bumble and bumble salon in the NYC Meatpacking District.

SALONS, SPAS AND PHARMACIES

Prestige salons remain an important showcase for our hair care products, lending credibility and authority to our brands. Aveda and Bumble and bumble excel with salon-based hair care professionals. We also provide extensive training to salon professionals, helping to make their salons—and our brands—even more successful. In 2007 more than half of the 200 fastest-growing salons in the United States were part of the Aveda network of salons.

Our Darphin brand was an early champion of the spa experience. Darphin products can now be found in more than 1,200 day spas globally, in the United States, United Kingdom, Korea and Mexico.

We are also increasing our brands' penetration in European pharmacies, which have long been a resource for beauty products. Origins opened in more than 150 pharmacies in Europe, including 75 in France.

With new modes of distribution, our commitment to "Bringing the Best to Everyone We Touch" takes on new meaning. We have more ways than ever to "touch" consumers—delivering quality products, and highly personalized shopping and service.



Darphin is sold in 1,200 day spas and 2,400 pharmacies globally.


DARPHIN
INTRAL
ANTI-ROUGEURS
REDNESS RELIEF

HOW WE GROW: multi-brand leadership


CLINIQUE

Our brands are among our strongest assets.

The Estée Lauder Companies has a diverse brand portfolio across skin care, makeup, fragrance and hair care that is unrivaled in the global beauty industry.

We see opportunities to grow globally in each of our categories. Makeup and skin care each achieved $3 billion in sales during fiscal 2008. We are leaders in prestige hair care in the United States with our Aveda, Bumble and bumble and Ojon brands. Almost 50 percent of our fragrance business is embedded within Estée Lauder, Clinique, Prescriptives and Origins brands. These time-honored scents benefit from the popularity of the brands themselves.


BOBBI BROWN
Re-Nutriv
JO MALONE
DARPHIN

New brands continue to contribute increased net sales velocity, complementing the core brands that contribute approximately two-thirds of net sales. In Europe, The Estée Lauder Companies ranks as the number one corporation for total beauty sales which includes prestige skin care, makeup and fragrance.

SKIN CARE

Our skin care products come from brands that are trusted and relied upon around the world, helping people feel confident and beautiful at any age. Looking towards global growth, we will continue to focus our efforts on continued innovation and a deeper penetration into Asian skin care.

Drawing on its heritage as a skin care authority, Clinique focused on creating solutions for two of the most vexing skin care problems, redness and acne. Clinique Redness Solutions measurably reduces visible redness and the Clinique Acne Solutions Clear Skin System helps heal, conceal and prevent acne. In U.S. prestige department stores, Clinique is the best-selling skin care brand. Clinique Dramatically Different Moisturizing Lotion is a perennial best seller—in fact, one bottle is sold every four seconds, 24/7, around the world.


Px
PRESCRIPTIVES
Instant Gratification
body spritz
95% certified organic
ORIGINS
organics
ESTĒE LAUDER
Perfectionist
[CP+]
AVEDA
green science
lifting serum
sérum effet lifting
AVEDA
green science
firming face creme
raffermissante pour le visage
LAB
SERIES
SKINCARE FOR MEN
DAILY MOISTURE
DEFENSE LOTION
SPF 15
Baume Hydratant
Protecteur SPF 15
fragrance free/sans parfum
TREAT
3.4 FL. OZ./OZ. LIQ.
100 ml ℮

Another shining example of innovation is Clinique's collaboration with Allergan, Inc. to create Clinique Medical, a new skin care line designed to be distributed through skin care physicians' offices. Clinique Medical will offer clinically proven skin care products to complement in-office aesthetic procedures, which should promote greater awareness and an enhanced authority for the entire Clinique brand.

Innovation and creativity are at the heart of our product development efforts in skin care, as we marry science and aesthetics to create effective beauty solutions. Estée Lauder, a leader in the anti-aging category, developed Re-Nutriv Ultimate Youth Creme based on a proprietary molecule that helps prolong the look of youthful skin. With 23 patents pending worldwide, Re-Nutriv Ultimate Youth Creme is a perfect fusion of science and luxury. Perfectionist [CP+] Wrinkle Lifting Serum by Estée Lauder brought innovative new peptide technology to wrinkle fighting—making it our most effective wrinkle fighting formula.

Prescriptives Instant Gratification Skin Renewal Peel joins the growing collection of at-home treatments that deliver high performance. A dermabrasion-peel, all-in-one treatment, Instant Gratification helps improve clarity, restores tone and uncovers a more radiant complexion.

Crossing borders with our skin care solutions, we have focused much of our attention in Asia, where consumers are deeply devoted to beautiful skin. In Japan, La Mer launched The Hydrating Infusion—a high-potency treatment designed to complement and intensify the hydrating and conditioning benefits of Crème de la Mer. Estée Lauder Cyber White EX joined Nutritious in Asia as product lines that were developed specifically for the skin care needs of the Asian woman. Bobbi Brown launched Bobbi Brown UV50 Face Base specifically to address the uneven skin tone and UVA/UVB protection concerns of Asian women.

Organic products are becoming more important to many consumers. Origins has been a leader in this area since introducing Origins Organics, the first full line of prestige skin, body and hair care products to be certified as organic by the USDA National Organic Program. Origins Organics is formulated with ingredients grown without the use of toxic or persistent chemical pesticides or herbicides. People are taking note—Origins was voted the "Best Ethical Brand in the U.K." by several thousand readers of the *Sunday Times Style Magazine*.

Aveda is also known for its products made with natural ingredients and respect for the environment. Its Green Science collection, launched this year, is a line of botanically-based face cream, eye cream, lifting serum and line minimizers based on organic oils.

With its introduction of the Intral Skin Care Line, Darphin offers consumers with extremely sensitive skin a luxurious treatment option. Intral products help soothe stressed and irritated skin with a formula based on Darphin's proprietary Calm Complex. The line made its debut in French pharmacies, reflecting the brand's European heritage, and in U.S. day spas.

Ojon's latest wildcrafted product, "The Ball," is a unique treatment scrub inspired by a 1,000 year-old cleansing ball only available in the Tawaka villages of the Central American rainforests.


Tawaka
Ancient Tribal Rejuvenating Cream


VIVA GLAM VI
EVERY CENT OF THE SELLING PRICE OF VIVA GLAM VI LIPSTICK AND LIPGLASS
WOMEN AND CHILDREN LIVING WITH HIV AND AIDS WWW.MACCOSMETICS.COM

MAKEUP

Makeup is currently our largest category, with our makeup artist brands contributing substantial double-digit growth. True to our legacy as a builder of many of the world's most desired and enduring brands, our makeup brands represent over 50 percent of total makeup sales in U.S. prestige distribution. Our company created four of the top six brands in the U.S. prestige channel: M·A·C, Estée Lauder, Clinique and Bobbi Brown. Whether it's the latest in eye, lip, cheek or foundation, we bring our heritage of gold-standard research and development capabilities to this vibrant category.


Flawless Skin
Total Protection Makeup
Medium to Full Coverage
UVA/UVB Sunscreen
SPF 15
BOBBI BROWN
CLINIQUE

Seventy-six percent of women between the ages of 35 and 44 in the United States wear makeup. Somewhere around the world a M·A·C eyeshadow is sold every two seconds, and one lipstick every four seconds. Sales of M·A·C Viva Glam lipsticks and Lipglass lip gloss have raised $125 million for the M·A·C AIDS Fund since its inception in 1994. In U.S. prestige distribution, where M·A·C is the top prestige makeup brand, M·A·C is the number one unit mover.

Bobbi Brown is the internationally renowned beauty expert who sets the trend in wearable, skin-tone-correct makeup for women of all ethnicities. Her brand offers a clean, fresh and modern approach to beauty with a broad collection of prestige products ranging from color cosmetics and skin care to professional artistry tools.

The brand has led the year with two strong initiatives: introducing a beauty collection that lets women customize color palettes based on their personal preferences and establishing an international Bobbi Brown Product Council to identify the specific needs of consumers in Asia and other ethnic markets.

With a growing global business, Bobbi Brown's philosophy is to teach all women how to be their own makeup artists, so that they can look and feel like themselves—only prettier and more confident.


CLINIQUE

In the United Kingdom and Continental Europe, Clinique is the number one prestige brand in both the foundation and face categories. Today, Clinique's makeup does double duty. Everything the brand knows about skin care is incorporated into its makeup products. With Supermoisture Makeup, super-intense humectants are combined with a lightweight, modern crème-gel formula to help provide intense hydration and impart a radiant, healthy glow. It's an ideal solution for dry to combination-skinned women. The new Almost Powder Makeup SPF 15, which launched in the United States on QVC and in the United Kingdom, combines the benefits of minerals with antioxidants and SPF in a lightweight, long-wearing formula that protects while it perfects.

Clinique Long Last Glosswear SPF 15 was a top seller in prestige department stores across the United States as it outshone the competition. The popular lip gloss provides long-lasting, high shine with the added benefit of SPF 15. Thanks to powerful film-formers that create a "seal" holding the gloss to lips throughout the day, Long Last Glosswear SPF 15 stays put for up to eight hours.


M·A·C

Several of our brands created products inspired by the trend in mineral-based makeup. The most extensive of these lines, M·A·C's "Mineralize" collection, has a full range of face, cheek and eye products. Four other brands—Prescriptives, American Beauty, Aveda and Origins—also introduced mineral products in response to consumer demand.


New.
All Skins Mineral
Makeup SPF 15
Good for you.
Good for your skin.

Maximizing eye-opening innovation, Estée Lauder unveiled a breakthrough in mascara—TurboLash All Effects Motion Mascara—a revolutionary, patent-pending, battery-powered mascara. Leading-edge technology delivers everything the consumer wants in mascara: volume, length, definition, separation and curl. An innovative formula and brush design with a unique micropulsing effect allows the brush to penetrate deep into the lash bed and comb through lashes more quickly and effectively.


TURBOLASH All Effects Motion Mascara™

Lipstick is the ultimate beauty icon. Glossy or matte, subtle or striking, nothing says glamour quite like perfectly defined, sensual red lips. Worn by 80 percent of women, lipstick is both alluring and transformative, transcending age, ethnicity and status. In a move to re-define luxury, the Estée Lauder brand unveiled a new gold standard in lipstick: Estée Lauder Signature Hydra Lustre Lipstick. Encased in elegant fluted packaging with a decadently luxurious new formula, the lipstick promises hours of moisture and rich, lustrous, comfortable color to lips.


FLIRT! GLAMOURAZZI™
EXTREME LIP LACQUER

Estée Lauder expanded its best-selling Double Wear Foundation line with new Double Wear Light Stay-in-Place Makeup SPF 10. An ultra-sheer version of the number-one selling Double Wear liquid foundation, Double Wear Light is a liquid foundation that provides an even, naturally sheer, flawless finish that lasts for up to 15 hours without fading or transferring. The technology in the foundation allows Double Wear Light to adjust to each individual's skin type, keeping moisture levels balanced while controlling excess oil and shine.

Custom Blend makeup from Prescriptives allows each woman to create the perfect match of cheek, eye and lip colors for her special skin undertone. Women of any nationality or ethnic heritage can find the right look to complement their individual beauty.


AERIN LAUDER
UN NOUVEAU PARFUM POUR FEMME
ESTĒE LAUDER

FRAGRANCE

Fragrance is our heritage, and our portfolio includes many of the world's most beloved and memorable scents. The growth of our fragrance business was driven by Europe, The Middle East & Africa, which contributed 77 percent of total fragrance sales growth in fiscal 2008. Four of the top ten women's fragrances in U.S. department stores belong to our portfolio of brands. For the first half of calendar 2008, The Estée Lauder Companies accounted for 25 percent of the women's fragrance business in U.S. department stores.

More than 20 years after it was first introduced, Estée Lauder Beautiful is still the best-selling women's prestige fragrance in the United States, with Estée Lauder *pleasures,* Donna Karan Cashmere Mist and Clinique Happy continuing to be best sellers among American prestige consumers. After more than 40 years, Aramis is still an enduring favorite among men.

In U.S. department stores, gift sets continue to drive sales and consumer interest. In June 2008, following the important Mother's Day gift-buying period, five of the top ten gift sets sold were ours: Beautiful Summer Romantics, Estée Lauder *pleasures* Summer Sensation, Cashmere Mist Everyday Cashmere, Unforgivable Woman Mother's Day and Be Delicious Be Delightful sets.

Sensuous, introduced by Estée Lauder in July 2008, rediscovered the passion of warm, woody scents and glowing amber. The fragrance was launched with a stunning advertising campaign featuring all four Estée Lauder spokesmodels.

Private Collection Tuberose Gardenia, a classic floral scent from Aerin Lauder's Private Collection, is a tribute to the elegance and sophistication that have always been part of the


ISLAND
MICHAEL KORS
UNFORGIVABLE WOMAN
DREAMING
TOMMY HILFIGER
DELICIOUS NIGHT

Estée Lauder mystique. The fragrance debuted with highly anticipated public appearances by Aerin Lauder in prestigious department stores in the United States, United Kingdom, Canada and Russia.

DKNY Be Delicious, a fragrance from the award-winning fashion designer Donna Karan, expanded its reach to additional international markets. An apple-infused floral fragrance celebrating New York City, Be Delicious has wide global appeal. DKNY Delicious Night, new in fiscal 2008, is a seductive fragrance that echoes the sexy buzz of the Big Apple after dark.

Jo Malone, our fast-growing, high-end British-chic fragrance brand, launched a collection of original fragrances designed to be worn together or separately in Milan, Paris, Istanbul and Hong Kong. The brand continues to speak about "The Art of Fragrance Combining™" which allows sophisticated consumers to make a personal statement with layer upon layer of


JO MALONE
LONDON
GRAPEFRUIT
SCENTED CANDLE
BOUGIE PARFUMÉE

fragrance for a compelling sensory impact. From its signature fragrance, Lime Basil & Mandarin, which is available in creams and aromatic candles, as well as cologne, the brand is expanding its presence with lifestyle fragrances through its Scent Surround concept and as the perfect gift with its Art of Gift Giving program.

Tom Ford, a brand that captures the sexy, self-assured style of this global fashion leader, launched its first ultra-luxe men's fragrance, Tom Ford for Men, in fiscal 2008. The new fragrance joins the luxurious Private Blend Collection, an exclusive line of 12 unisex fragrances, and Black Orchid Voile de Fleur, a feminine twist on the iconic original. Tom Ford White Patchouli will launch in Fall 2008.


TOM FORD
VELVET GARDENIA
EAU DE PARFUM
50 ML

Sean John Unforgivable Woman was launched this year, building on the incredibly successful introduction of the brand's original men's fragrance, Sean John Unforgivable. Sean "Diddy" Combs' reputation as a pop culture icon and his active involvement in the brand has created a vibe for Unforgivable in markets as diverse as the United States, United Kingdom, the Middle East and Singapore.


Jo Malone

In celebration of the ten-year anniversary of tommy and tommy girl, Tommy Hilfiger Toiletries introduced two modern interpretations of their original scents, with tommy 10 and tommy girl 10. By infusing notes handpicked from states across the United States, tommy 10 and tommy girl 10 remain true to their origins. For the girl who has grown up on tommy, Tommy Hilfiger introduced a new fragrance, Dreaming Tommy Hilfiger, for her more grown-up counterpart. The fragrance is inspired by the luxurious feeling of escaping into a fantastical dream.

Mustang Blue, a confident, powerful new fragrance for men, was developed as part of our strategy to expand our distribution and scope in fragrance. Working with the Ford Motor Company to leverage the legend of the iconic American sports car, we created Mustang to embody the spirit of adventure. Like our earlier Mustang fragrance, new Mustang Blue has quickly become a top-ten seller in many stores.

4 of the top 10 U.S. fragrances are ours.

Estée Lauder Beautiful

born in 1985
still number 1


BEAUTIFUL

Clinique Happy

born in 1997



Estée Lauder *pleasures*

born in 1998


pleasures
ESTEE LAUDER

Donna Karan Cashmere Mist

born in 1994




AVEDA
FIRST BEAUTY COMPANY MANUFACTURING WITH
100% WIND POWER*
BEAUTY IS AS BEAUTY DOES.SM
*PER A REVIEW OF WWD BEAUTY REPORT INTERNATIONAL TOP 100 COSMETIC MANUFACTURER'S CORPORATE WEBSITES IN APRIL, 2007. THE WIND ENERGY GOES INTO A UTILITY GRID FROM WHICH WE DRAW POWER. YOU CAN FIND AVEDA TOLL-FREE AT 866.824.1556 OR VISIT US AT AVEDA.COM.

HAIR CARE

Our hair care business is strongly rooted in prestige salons with Aveda and Bumble and bumble. This year, we expanded our foothold in this growing category with the acquisition of Ojon, a brand based on naturally-derived, wildcrafted beauty products using traditional indigenous ingredients found in Central American rainforests.

Ojon's products are derived from palm nut oil and cacao extracts harvested by the Tawira tribe of Central America, using methods handed down for generations. The tribe's name in its native


Ojon
Hair
DARPHIN
MASQUE RÉPARATEUR AU KARITÉ
CREAM MASK WITH SHEA BUTTER
AVEDA
SHAMPOO
SHAMPOOING
LAB
SERIES
ROOT POWER
TREATMENT
SHAMPOO
Shampooing
Énergisant
HAIR
8.5 FL. OZ./OZ. LIQ.
250 ml e

language means "the people of beautiful hair," and Ojon products give hair incredible silkiness and shine. Just as important, the brand is committed to providing the Tawira with sustainable economic opportunity while preserving the rainforest—truly a beautiful result.

This year, Bumble and bumble leveraged its renowned expertise in hairdressing—born in salons and perfected in the real time world of fashion—with the launch of Spray de Mode, Bumble and bumble's first styling product in almost two years. It was launched with much fanfare and a collaboration with celebrated milliner, Stephen Jones. The styling spray creates the link between street fashion and haute couture. Bumble and bumble Spray de Mode was created especially for the New York fashion shows, but it's just as relevant to women whose lifestyles are miles from the runway. Its unique formula allows both flexibility and hold for any hair style. Also new, Crème de Coco Masque, was developed using Japanese formulation techniques and is quickly becoming a best-seller for the brand. It offers immediate silky results, as well as a strong sensory hair care experience.

Bumble and bumble continues to connect with professionals through Bumble and bumble University, its Network Educator Certification program, and expanded course offerings for salon owners. Bb.U is a place where hairdressers from the top Bumble and bumble network salons come for training in superior techniques, to exchange ideas in craft and business and find inspiration. The University has schools in design, salon business management and leadership. This year, for the first time, Bumble and bumble went on tour, as its experts traveled around the country to bring a deeper immersion of Bumble and bumble cutting-edge style, expertise and culture to salons.


Bumble and bumble.
Bb. spray de MODE
SHOCKINGLY VERSATILE!

Bumble and bumble has opened its legendary eighth floor in its chic NYC Meatpacking District headquarters to up-and-coming young fashion designers to show their collections during Fashion Week. After three years of collaboration with the fashion industry, the eighth floor has a reputation as a launch pad for fashion iconoclasts and innovators—and as one of the premier small-show venues.

The hair at the Fall/Winter 2008 collections shown at The House of Bumble drew both from iconic looks from decades past and original creations hinting at eras to come. Whatever the reference, the hair was daring, innovative and the perfect showcase for Bumble and bumble styling expertise.


Bumble and bumble.
Bb.
thickening
SPRAY
laque épaississante

As Bumble and bumble continues to focus on strong North American growth and expanding its strength in the United Kingdom, it is setting the stage for further expansion in Europe.

Overwhelming consumer response greeted two hair care product launches from Aveda in fiscal 2008, while its Dry Remedy Moisturizing System continues to turn heads. Smooth Infusion has blossomed into a major new franchise. In addition to shampoo and conditioner, the line includes Style-Prep Smoother.


AVEDA
brilliant
EMOLLIENT FINISHING GLOSS

Aveda Men Pure-Formance, the brand's first foray into hair care products created specifically for men, has added incremental volume to Aveda's penetration in the men's hair care business. A collection of nine products created exclusively for men's hair care needs, Pure-Formance soothes and relieves the scalp while promoting stronger, healthier hair. To support further command of the growing men's business, Aveda has begun classes for professional salon owners in men's grooming and styling.



As a global leader in corporate environmental sustainability for 30 years, Aveda was proud to announce this year that it was the first beauty company to receive Cradle to Cradle certification for four botanical ingredients: sandalwood oil from Australia, rose oil and lavender oil from Bulgaria, and uruku from Brazil. Aveda has been at the forefront of the environmental movement within the beauty industry since 1978.

Just as Aveda is concerned with environmental sustainability, it is also concerned with helping its salons develop sustainable business practices. Its business training courses for salon owners continued to expand this year to include spa and salon trends.

We are proud of our hair care brands and we are focused on future growth in this exciting category.

our portfolio of brands

ESTĒE LAUDER Launched in 1946 as the flagship brand of The Estée Lauder Companies Inc. Sold in more than 140 countries and territories. Technologically advanced and high-performance products with a reputation for innovation, sophistication and superior quality. Select products: Advanced Night Repair, Idealist Pore Minimizing Skin Refinisher, Perfectionist [CP+] Wrinkle Lifting Serum Corrector for Lines/Wrinkles/Age Spots, Hydra Bright Skin-Tone Perfecting Moisturizer, Re-Nutriv Ultimate Youth Creme, Re-Nutriv Ultimate Lifting Creme, Resilience Lift Extreme Ultra Firming Creme SPF 15, Cyber White EX Extra Concentrated Brightening Essence, Nutritious Vita-Mineral Energy Lotion, Double Wear Light Stay-in-Place Makeup SPF 10, Double Wear Zero-Smudge Lengthening Mascara, Private Collection Tuberose Gardenia, Estée Lauder *pleasures*, Pure White Linen, Beautiful, Bronze Goddess, Sensuous and Signature Hydra Lustre Lipstick.

aramis Aramis was introduced in 1964 as the first prestige men's fragrance and grooming products brand. Sold in more than 130 countries and territories. Select products: Aramis Classic fragrance, Aramis Soap on a Rope, Aramis 24 Hour Antiperspirant Spray, Aramis 24 Hour High Performance Deodorant Stick and Aramis Invigorating Body Shampoo.

CLINIQUE Clinique was founded in 1968 as our first dermatologist-created, prestige cosmetic brand. Sold in more than 140 countries and territories. Today, Clinique's mission remains what it was from the beginning: to provide the highest quality and most effective collection of products to enhance every skin type and tone. The brand's customized approach and quality products—all meticulously tested and carefully formulated with the latest science—have made Clinique one of the leading skin care authorities in the world. All makeup and skin care products are allergy-tested and 100% fragrance free. Clinique offers products for men and women of all ages and ethnicities. Select products: 3-Step Skin Care System, Redness Solutions, Even Better Skin Tone Corrector, Acne Solutions Clear Skin System Moisture Surge Extended Thirst Relief, Lash Power Mascara Long-Wearing Formula, Long Last Glosswear for Lips SPF 15, Almost Powder Makeup SPF 15, Clinique Happy and Skin Supplies for Men.

PRESCRIPTIVES Prescriptives was established by The Estée Lauder Companies Inc. in 1979 featuring custom color for women. Sold in five countries. Prescriptives focuses on delivering flawless-looking skin—for all skin types, from lightest to darkest. Signature services include the ultra-personalized artistry of Custom Blend Makeup and complimentary Colorprint service, which leads the consumer to her exact match foundation and customizable color cosmetics. Prescriptives also features a personalized skin care regime for all skin types. Select products: Flawless Skin Total Protection Makeup, Virtual Skin Super Natural Finish Makeup, AnyWear Multi-Purpose Makeup Stick SPF 15, Camouflage Cream, Super Line Preventor Xtreme, Intensive Rebuilding Moisturizer, ★magic by Prescriptives Liquid Powder and False Eyelashes Plush Mascara.


PRESCRIPTIVES
CUSTOM BLEND FOUNDATION
CLINIQUE
dramatically different moisturizing lotion
émulsion hydratante tellement différente
aramis
ESTĒE LAUDER
Re-Nutriv
Ultimate Youth Creme
Crème suprême jeunesse
LAB SERIES
SKINCARE FOR MEN
Crème à Raser
Dr. Andrew WEIL for Origins
Plantidote
Mega-Mushroom
Face Serum

LAB SERIES SKINCARE FOR MEN

Lab Series Skincare for Men was introduced by The Estée Lauder Companies Inc. in 1987. Sold in more than 55 countries and territories. A global leader and authority in men's skin care, Lab Series Skincare For Men is solely dedicated to men and their skin's unique needs. The elite team of doctors, scientists and skin care specialists of the Lab Series Research Center have developed high-performance, technologically advanced skin care, hair and shaving essentials to keep men looking healthy, comfortable and well-groomed. Select products: Maximum Comfort Shave Cream, Triple Benefit Post-Shave Remedy, Root Power Treatment Shampoo, Oil Control Daily Hydrator and Age Rescue Face Lotion.

ORIGINS

Origins was founded by The Estée Lauder Companies Inc. in 1990 as the first department store wellness brand. Sold in more than 30 countries and territories. The mission at Origins is to promote beauty and wellness through good-for-you products and feel-good experiences while celebrating the connection between Mother Nature and human nature. Origins is a brand that offers options for consumers. Origins is now a master brand with three distinct pillars all dedicated to offering healthy choices for every consumer. The pillars include: Core Origins, Dr. Andrew Weil for Origins™ and Origins Organics™. In October 2007, Origins was the first to market with a full line of prestige skin, body and hair care products certified under the United States Department of Agriculture (USDA) National Organic Program called Origins Organics™. Select products: Peace of Mind® On-the-Spot Relief, Dr. Andrew Weil for Origins™ Plantidote Mega-Mushroom Treatment Lotion, Origins Organics™ Nourishing Face Lotion, Gloomaway™ Grapefruit Body-buffing Cleanser and Youthtopia™ Firming Eye Cream with Rhodiola.

MAKEUP ARTIST BRANDS


BOBBI BROWN

M·A·C The brand fully joined The Estée Lauder Companies Inc. family of brands in 1998 after majority interest was acquired in 1994. Sold in more than 65 countries and territories. A broad line of color cosmetics, makeup tools, skin care, foundations, fragrances and accessories targeting professional makeup artists and fashion-forward consumers. M·A·C: All races, All sexes, All ages. Select products: Dazzlelash, Mineralize Skinfinish/Natural, Fluidline, Prep+Prime Face Primer SPF 50, Slimshine Lipstick, Lipglass, Plushglass and Viva Glam.

BOBBI BROWN Bobbi Brown joined The Estée Lauder Companies Inc. family of brands in 1995. Sold in select retailers in more than 42 countries and territories. An exclusive beauty line developed by celebrated makeup artist Bobbi Brown with a focus on service and teaching women to be their own makeup artists. Professional line includes color cosmetics, skin care, professional makeup brushes and tools, accessories and fragrance. Select products: Luminous Moisturizing Foundation, Creamy Concealer Kit, Shimmer Brick Compact, Long-Wear Gel Eyeliner, Long-Wear Cream Shadow, Lip Color, Hydrating Eye Cream, Extra line of skin care, Bobbi Brown *beach* fragrance and related products.

LUXE BRANDS


Jo Malone
DARPHIN
LA MER

LA MER La Mer joined The Estée Lauder Companies Inc. in 1995. Sold in more than 40 countries and territories. La Mer represents supreme luxury and serious treatment. Crème de la Mer was conceived by Dr. Max Huber, an aerospace physicist, after an explosion during an experiment resulted in severe chemical burns to his face. Twelve years and 6,000 experiments later, he perfected Crème de la Mer. Since then, it has evolved into what can only be described as a legend. La Mer has expanded from the original, best-selling Crème de la Mer into a complete range of facial skin care and body products. Select products: The Eye Concentrate, The Lifting Face Serum and The Radiant Infusion.

JO MALONE Jo Malone joined The Estée Lauder Companies Inc. in 1999 and is available in 14 countries and territories. The British lifestyle brand is known for its unique fragrance portfolio and luxury products for the home. Having rewritten the rules of perfumery by mixing unexpected combinations of ingredients and providing elegant yet playful concepts, The World of Jo Malone™ continues to inspire a loyal following. Jo Malone favorites include: Lime Basil & Mandarin Cologne and Home Candle, Orange Blossom Cologne, Pomegranate Noir Cologne, Grapefruit Home Candle and Vitamin E Gel.

DARPHIN PARIS Darphin joined The Estée Lauder Companies Inc. in 2003. Sold in more than 60 countries and territories. A well-established, Paris-based brand offering prestige skin care based on a 3D program—body care, makeup and massage techniques inspired by its founder Pierre Darphin. All products are created from the finest plant extracts and botanical aromas. Sold in independent European pharmacies, beauty salons and spas worldwide. Select products: 8 Flower Nectar Aromatic Care, Arovita C Line Response Firming Serum, Stimulskin Plus Eye Contour Cream, Predermine Cream, Aromatic Purifying Balm, Denblan whitening toothpaste and Volume Shampoo.

TOM FORD Tom Ford joined The Estée Lauder Companies Inc. when the exclusive global license agreement was signed in 2005. Sold in 16 countries and territories and select travel retail locations. Select products: Tom Ford Black Orchid Eau de Parfum, Tom Ford Black Orchid Perfume, Private Blend Collection and Tom Ford Black Orchid Ancillary Collection including Luminous Hair Perfume, Hydrating Emulsion, Cleansing Oil and Finishing Oil.

DESIGNER FRAGRANCE BRANDS


MICHAEL KORS
tommy
MEN
Kiton
EAU DE TOILETTE

TOMMY HILFIGER Tommy Hilfiger joined The Estée Lauder Companies Inc. family of brands when the exclusive global license agreement was signed in 1993. Sold in more than 120 countries and territories. Tommy Hilfiger Toiletries produces fragrances and body products that reflect the classic, American cool themes of designer Tommy Hilfiger. Select products: Hilfiger, Dreaming Tommy Hilfiger, tommy, tommy girl, tommy summer and tommy girl summer.

Kiton Kiton, a prestigious Italian tailoring company that combines the traditions of fine Italian tailoring with a reverence for luxury and elegance, joined The Estée Lauder Companies Inc. family of brands when the exclusive global license agreement was signed in 1995. Since 1968, Kiton creations by Signore Ciro Paone have elevated hand tailoring from craft to art form within the sartorial splendor of Italy. Sold in more than ten countries and territories, Kiton is a fragrance that embodies the very essence of fashion, elegance and sophisticated masculinity. Introduced in March 2007, Kiton Black is a couture version of the original fragrance that reflects a man's impeccable taste and the desire to have the very best. Select products: Kiton and Kiton Black fragrances.

DONNAKARAN Donna Karan joined The Estée Lauder Companies Inc. family of brands when the exclusive global license agreement was signed and business acquired in 1997. Sold in more than 120 countries and territories. Luxury fragrance, bath and body collections that reflect the quality, style and innovation identified with designer Donna Karan. Select products: Donna Karan Cashmere Mist, Donna Karan Gold, Donna Karan Black Cashmere, Donna Karan Essences, Donna Karan Chaos, Donna Karan Fuel for Men, Donna Karan New York, DKNY Be Delicious Women and Men, DKNY Red Delicious Women and Men, DKNY Delicious Night, DKNY The Fragrance for Women and DKNY The Fragrance for Men.

MICHAEL KORS Michael Kors joined The Estée Lauder Companies Inc. family of brands when the exclusive global license agreement was signed and buiness acquired in 2003. Sold in more than 20 countries and territories. The designer's signature scent, Michael Kors, is a modern interpretation of the classic Tuberose. Select products include: original Eau de Parfum spray, a chic Eau de Toilette and innovative Leg Shine. Since the launch of Island Michael Kors in 2005, the designer has introduced limited-edition island destination fragrances including Island Michael Kors Fiji (2006), Island Michael Kors Hawaii (2006) and Michael Kors Island Capri (2007).

Sean John Sean John joined The Estée Lauder Companies Inc. family of brands when the exclusive global license agreement was signed in 2005. Sold in more than 35 countries and territories. Unforgivable catapulted to immediate success in the United States and around the world and was joined this year by Unforgivable Woman. Unforgivable and Unforgivable Woman are premium luxury fragrances and bath and body collections. They reflect the impeccable taste, sophistication, style and belief that "life without passion is Unforgivable," epitomized by multi-media mogul Sean "Diddy" Combs. Select products: Unforgivable Eau de Toilette and ancillaries including Shower Gel, Deodorant Stick, After Shave and After Shave Balm, and Unforgivable Woman Scent Spray and ancillaries including Body Oil Spray, Bath and Shower Gel and Body Lotion.

MISSONI Missoni joined The Estée Lauder Inc. Companies family of brands pursuant to an exclusive global licensing agreement with Missoni, which saw its first fragrance launch in 2006. Sold in more than 16 countries and territories, Missoni, the Milan-based fashion house, is celebrated for its vibrant knitwear and engaging graphic designs. After more than 50 years in the fashion business, the Italian knitwear company launched Missoni, an Italian fragrance for women, in Spring 2006, followed by its second fragrance, Missoni acqua in Summer 2007. Select products: Missoni Eau de Parfum, Eau de Toilette, Parfum, Body Lotion, Body Crème and Shower Gel, and Missoni acqua Eau de Toilette, Parfum, Body Lotion and Shower Gel.

COACH In 2006, Coach and The Estée Lauder Companies Inc. embarked on a collaboration to develop and market a line of fragrance and beauty products under the Coach brand name. Coach is the leading marketer of modern classic American accessories. Its first fragrance, which launched in Spring 2007, embodies the many personalities of the Coach woman—timeless, chic and sophisticated. The scent is classically inspired with a unique blend of florals. The signature fragrance launch was followed with ancillary and beauty products from Coach including the Coach Lip Gloss Collection, The Coach Lipstick Collection, solid perfume charms and body lotions. A second fragrance, Legacy, is planned to launch in Fall, 2008. The collection is available exclusively in Coach U.S. and Japan retail stores and at *coach.com*.

PRESTIGE HAIR CARE BRANDS


AVEDA
smooth infusion.
Bb.
spray de MODE
HAIRSPRAY
laque
Ojon

AVEDA Aveda joined The Estée Lauder Companies Inc. family of brands in 1997. Sold in more than 25 countries and territories. Premium professional and consumer hair care, styling, professional hair color, skin, body, spa, aroma, makeup and lifestyle products based on The Art and Science of Pure Flower and Plant Essences that fulfill the brand's mission of environmental leadership and responsibility. Aveda products are sold in prestige salons and spas, cosmetology schools, specialty retailers and via freestanding Aveda Experience Centers and select Aveda Institutes. Select products: Be Curly Shampoo and Conditioner, Uruku makeup collection, Aveda Men Pure-Formance hair care, Green Science skin care, Chakra Balancing Mists, Botanical Hair & Scalp professional treatment, Shampure Shampoo and Conditioner, Hand Relief and Smooth Infusion Style-Prep Smoother.

Bb. Majority interest acquired in 2000, Bumble and bumble joined The Estée Lauder Companies Inc. family of brands when full purchase was completed in September 2006. Sold in more than 15 countries and territories. A New York-based hair care and education company with two salons that creates high-quality hair care and styling products distributed through other top-tier salons and select prestige retailers. Bb. University provides business and design education to the Bumble and bumble network of independent salons. Products are salon and stylist tested and found backstage at fashion shows, photo shoots, and TV and film sets. Select products include: Spray de Mode Hairspray, Gentle Shampoo, Super Rich Conditioner, Creme de Coco Shampoo, Conditioner and Masque, Thickening Spray, Brilliantine, Styling and Tonic Lotions, Sumo Tech, Grooming Creme, Surf Spray, Bb. Shine Spray and Hair Powder, which comes in five custom colors.

Ojon Ojon joined The Estée Lauder Companies Inc. family of brands in 2007. Sold in four countries and territories. Ojon creates wildcrafted beauty products using traditional indigenous ingredients found in the Central American rainforests. The rare naturally-derived elements are hand-harvested to ensure purity and potency. Sustainability and preserving the vital natural environments of indigenous communities around the world is at the heart of the brand's mission. Select products: Restorative Hair Treatment, Ultra Hydrating Shampoo and Conditioner, Tawaka Ancient Tribal Rejuvenating Cream, Tunu Elastik Flexible Finishing Hairspray, Rub-Out Dry Cleanser, Swa Hair Juice Daily Leave-In Treatment and Tawaka "The Ball."


MUSTANG
BLUE
cologne spray
MUSTANG
cologne spray

M U S T A N G Mustang joined The Estée Lauder Companies Inc. family of brands when the exclusive license agreement was signed in 2006. Sold in North America and Latin America. The Mustang fragrance exemplifies the allure of the Mustang man: bold, daring and legendary. Mustang infuses a blend of warm ingredients including amber, cedar wood and patchouli, into a dynamic signature scent. Select products: Mustang cologne spray and Mustang Blue cologne spray.

BEAUTYBANK BRANDS

AMERICAN BEAUTY American Beauty was launched in 2004 as one of the three original BeautyBank brands. American Beauty is a luxurious makeup, skin care and fragrance brand that celebrates the beauty of American style. American Beauty is available exclusively in the United States at Kohl's Department Stores and online at *kohls.com*. In 2008, American Beauty launched internationally in Target Australia. Select products: Beloved™ Perfume Spray, Perfect Mineral™ Powder Makeup, Beauty Boost™ Overnight Radiance Cream and Luxury for Lips™ Moisture Rich Lipcolor.



DIANOCHE
OCEAN
DAISY FUENTES
DESIGN
Pomegranate
Cream
FLIRT! FAR OUT
LENGTHENING MASCARA
TRI-AKTILINE
Instant
Deep Wrinkle
Filler

FLIRT! One of the three original BeautyBank brands, Flirt! was launched in 2004. Flirt! is a makeup line with over 300 shades to flirt with the possibilities. Products are housed in innovative, color-matched packaging for easy shade selection. Flirt! is available exclusively in the United States at Kohl's Department Stores and online at *kohls.com*. In 2008, Flirt! launched internationally in Korea on *www.flirtcosmetics.co.kr* and in Target Australia. Select products: Glamourazzi™ Extreme Lip Lacquers, Dreamy Eyes™ Eyeshadow, Far Out™ Lengthening Mascara, Squeeze Me™ Super Shiny Lip Gloss and Flirtatious™ Perfume Spray.

good skin™ Good Skin™ was introduced in 2004 by BeautyBank as a dermatologist-formulated, fragrance-free skin care brand with simple, color-coded packages that allow for self-diagnosis by skin concern. In January 2006, Good Skin™ Labs was launched as a sub-brand of Good Skin. Good Skin Labs offers advanced performance products targeted to specific skin issues. Select products: Tri-Aktiline™ Instant Deep Wrinkle Filler, Eyliplex-2™ Eye Lift + Circle Reducer, Smooth-365™ Intensive Clarity + Smoothing Peptide Serum and All Firm™ Moisture Cream. Good Skin and Good Skin Labs are available exclusively in the United States at Kohl's Department Stores, *kohls.com* and in select international markets.

TRI-AKTILINE™ In January 2007, Tri-Aktiline™ Instant Deep Wrinkle Filler was launched in the United States as the first product from Good Skin Labs. In September 2007, Tri-Aktiline launched in Sephora Europe, quickly becoming a top-selling product. The highly successful European launch was followed by other international markets including the United Kingdom, Germany, Korea, Malaysia, Taiwan and Australia.

grassroots Grassroots, introduced in 2005, is a line of naturally-sourced products blended from pure essential oils. Grassroots has product categories for face, body and hair. Recognizing the power of both science and nature, grassroots Research Labs, a sub-brand of grassroots, was introduced in March 2008 and uses natural ingredients that are effective, potent and offer the latest in skin care technology. Grassroots and grassroots Research Labs are available exclusively in the United States at Kohl's Department Stores and online at *kohls.com.* Select products: Pomegranate Super Anti-Oxidant Cream and Serum, Happily Ever After™ Moisture Cream SPF 15 and In Good Hands™ Comforting Hand Cream.

DAISY FUENTES Daisy Fuentes Beauty was established in fiscal 2007 by BeautyBank. An entrepreneur and fashion designer, Daisy Fuentes is a proven business woman. Expanding on the success of her line of sportswear available at Kohl's Department Stores, Daisy entered the fragrance, bath and body category with the launch of her first fragrance, Dianoche. In 2007, Daisy introduced her second fragrance, So Luxurious, followed in 2008 by her third fragrance, Dianoche Ocean. All fragrances and ancillary products are available exclusively in the United States at Kohl's Department Stores and online at *kohls.com.*

EYES BY DESIGN Eyes by Design was created by BeautyBank in 2008 as the first prestige cosmetics line designed specifically for direct response television and that focuses its expertise on the eyes. By narrowing the collection to only the essentials in treatment, color and tools, Eyes by Design takes the guesswork out of every step, from selection to application. Eyes by Design takes the application process a step further by offering detailed, yet professional guidance on how to apply individual looks, giving women confidence to experiment and try new looks on their own. Select products include: Transforming Eye Cream, Transforming Eye Palettes and Retouching Cream. Eyes by Design launched in the United States in July 2008 exclusively on HSN and *HSN.com.*

board of directors



LEONARD A. LAUDER[3]
Chairman
The Estée Lauder
Companies Inc.

CHARLENE BARSHEFSKY[3]
Senior International Partner
Wilmer Cutler Pickering
Hale and Dorr LLP

ROSE MARIE BRAVO, CBE[2,4]
Former Vice Chairman
Burberry Group Plc.

PAUL J. FRIBOURG[1]
Chairman
Chief Executive Officer
Continental Grain Company



MELLODY HOBSON[1]
President
Ariel Investments, LLC

IRVINE O. HOCKADAY, JR.[1]
Retired President and
Chief Executive Officer
Hallmark Cards, Inc.

AERIN LAUDER
Senior Vice President
Creative Director
Estée Lauder

RONALD S. LAUDER
Chairman
Clinique Laboratories, LLC



WILLIAM P. LAUDER
Chief Executive Officer
The Estée Lauder
Companies Inc.

RICHARD D. PARSONS[2,3]
Chairman
Time Warner

LYNN FORESTER
DE ROTHSCHILD[2,3,4]
Chief Executive
EL Rothschild LLC

BARRY S. STERNLICHT[1]
President
Chief Executive Officer
Starwood Capital Group

1. Member of Audit Committee
2. Member of Compensation Committee
3. Member of Nominating and Board Affairs Committee
4. Member of Stock Plan Subcommitte

executive officers

MALCOLM BOND
Executive Vice President
Global Operations*

JOHN DEMSEY
Group President

FABRIZIO FREDA
President and
Chief Operating Officer

RICHARD W. KUNES
Executive Vice President
Chief Financial Officer

LEONARD A. LAUDER
Chairman

WILLIAM P. LAUDER
Chief Executive Officer

GREGORY F. POLCER
Executive Vice President
Global Supply Chain

ALEXANDRA C. TROWER
Executive Vice President
Global Communications

DANIEL J. BRESTLE
Vice Chairman and President, ELC NA

AMY DIGESO
Executive Vice President
Global Human Resources

HARVEY GEDEON
Executive Vice President
Global Research, Development
and Product Innovation

EVELYN H. LAUDER
Senior Corporate Vice President

RONALD S. LAUDER
Chairman
Clinique Laboratories, LLC

SARA E. MOSS
Executive Vice President
General Counsel

CEDRIC PROUVÉ
Group President – International

IN MEMORIAM

The Estée Lauder Companies notes with sadness the untimely passing of our esteemed colleague and executive officer, Roger Caracappa, Executive Vice President Global Packaging, Quality Assurance, Store Development, Design and Merchandising. He passed away in July, 2008 after 36 years with the Company. We are grateful for his many years of dedication and outstanding service.

*As of November 1, 2008 moving to new role with SMI and Special Projects

FINANCIAL SECTION

The table below summarizes selected financial information. For further information, refer to the audited consolidated financial statements and the notes thereto beginning on page 76 of this report.

YEAR ENDED OR AT JUNE 30	2008	2007	2006[a]	2005[b]	2004
(In millions, except per share data)					
STATEMENT OF EARNINGS DATA:					
Net sales	$7,910.8	$7,037.5	$6,463.8	$6,280.0	$5,741.5
Gross profit	5,914.0	5,262.7	4,777.2	4,677.2	4,277.2
Operating income	810.7	749.9	619.6	726.8	648.9
Interest expense, net[c]	66.8	38.9	23.8	13.9	27.1
Earnings before income taxes, minority interest, discontinued operations and accounting change	743.9	711.0	595.8	712.9	621.8
Provision for income taxes	259.9	255.2	259.7	293.7	234.4
Minority interest, net of tax	(10.2)	(7.1)	(11.6)	(9.3)	(8.9)
Net earnings from continuing operations	473.8	448.7	324.5	409.9	378.5
Discontinued operations, net of tax[d]	—	0.5	(80.3)	(3.8)	(36.4)
Net earnings	473.8	449.2	244.2	406.1	342.1
CASH FLOW DATA:					
Net cash flows provided by operating activities	$ 690.1	$ 661.6	$ 709.8	$ 478.1	$ 673.0
Net cash flows used for investing activities	(478.5)	(373.8)	(303.2)	(237.0)	(213.7)
Net cash flows used for financing activities	(78.1)	(411.6)	(594.6)	(300.4)	(216.0)
PER SHARE DATA:					
Net earnings per common share from continuing operations[d]:					
Basic	$ 2.44	$ 2.20	$ 1.51	$ 1.82	$ 1.66
Diluted	$ 2.40	$ 2.16	$ 1.49	$ 1.80	$ 1.64
Net earnings per common share:					
Basic	$ 2.44	$ 2.20	$ 1.14	$ 1.80	$ 1.50
Diluted	$ 2.40	$ 2.16	$ 1.12	$ 1.78	$ 1.48
Weighted average common shares outstanding[e]:					
Basic	193.9	204.3	215.0	225.3	228.2
Diluted	197.1	207.8	217.4	228.6	231.6
Cash dividends declared per common share	$ .55	$ .50	$ .40	$ .40	$ .30
BALANCE SHEET DATA:					
Working capital	$1,088.0	$ 738.7	$ 738.7	$ 804.9	$ 877.2
Total assets	5,011.2	4,125.7	3,784.1	3,885.8	3,708.1
Total debt[c]	1,196.9	1,088.5	521.5	714.7	535.3
Stockholders' equity[e]	1,653.2	1,199.0	1,622.3	1,692.8	1,733.5

(a) Fiscal 2006 results included $93.0 million, after-tax, or $.43 per diluted share in special charges related to our cost savings initiative and tax-related matters. Included in the charges was an operating expense charge of $92.1 million, equal to $.27 per diluted common share related to the cost savings initiative. The results also included a special tax charge related to a settlement with the Internal Revenue Service regarding an examination of our consolidated Federal income tax returns for fiscal years 1998 through 2001, and represents the aggregate earnings impact of the settlement through fiscal 2006. The settlement resulted in an increase to our fiscal 2006 income tax provision and a corresponding decrease in fiscal 2006 net earnings of approximately $46 million, or approximately $.21 per diluted common share. During the fourth quarter of fiscal 2006, we completed the repatriation of foreign earnings through intercompany dividends under the provisions of the American Jobs Creation Act of 2004 (the "AJCA"). In connection with the repatriation, we updated the computation of the related aggregate tax impact, resulting in a favorable adjustment of approximately $11 million, or approximately $.05 per diluted common share, to our initial tax charge of $35 million recorded in fiscal 2005. The tax settlement, coupled with the AJCA favorable tax adjustment, resulted in a net increase to our fiscal 2006 income tax provision and a corresponding decrease in fiscal 2006 net earnings of approximately $35 million, or approximately $.16 per diluted common share.

(b) In the fourth quarter of fiscal 2005, we announced plans to repatriate approximately $690 million of foreign earnings in fiscal year 2006, which included $500 million of extraordinary intercompany dividends under the provisions of the AJCA. This action resulted in an aggregate tax charge of approximately $35 million in our fiscal year ended June 30, 2005, which included an incremental tax charge of approximately $28 million, equal to $.12 per diluted share.

(c) In May 2007, we issued and sold $300.0 million of 5.55% Senior Notes due May 15, 2017 and $300.0 million of 6.00% Senior Notes, due May 15, 2037 in a public offering. We used the net proceeds of this offering to repay long-term commercial paper, which was used to fund our accelerated stock repurchase program, and to pay transaction fees and expenses related to this offering.

(d) In April 2006, we completed the sale of certain assets and operations of the reporting unit that marketed and sold Stila brand products. In February 2004, we sold the assets and operations of our former reporting unit that sold *jane* brand products. As a result, all consolidated statements of earnings information in the consolidated financial statements and footnotes for all periods presented has been restated for comparative purposes to reflect those reporting units as discontinued operations.

(e) During fiscal 2007, we repurchased 22,461,642 shares of our outstanding common stock, of which 15,960,842 shares were purchased for $750.0 million through an accelerated stock repurchase program with a financial counterparty.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition at June 30, 2008 and our results of operations for the three fiscal years ended June 30, 2008 are based upon our consolidated financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses reported in those financial statements. These judgments can be subjective and complex, and consequently actual results could differ from those estimates. Our most critical accounting policies relate to revenue recognition, concentration of credit risk, inventory, pension and other post-retirement benefit costs, goodwill and other intangible assets, income taxes and derivatives.

Management of the Company has discussed the selection of significant accounting policies and the effect of estimates with the Audit Committee of the Company's Board of Directors.

REVENUE RECOGNITION

Revenues from merchandise sales are recognized upon transfer of ownership, including passage of title to the customer and transfer of the risk of loss related to those goods. In the Americas region, sales are generally recognized at the time the product is shipped to the customer and in the Europe, Middle East & Africa and Asia/Pacific regions sales are generally recognized based upon the customer's receipt. In certain circumstances, transfer of title takes place at the point of sale, for example, at our retail stores. Sales at our retail stores and online are recognized in accordance with a traditional 4-4-5 retail calendar, where each fiscal quarter is comprised of two 4-week periods and one 5-week period, with one extra week in one quarter every seven years. As a result, the retail quarter-end and the fiscal quarter-end may be different by up to six days.

Revenues are reported on a net sales basis, which is computed by deducting from gross sales the amount of actual product returns received, discounts, incentive arrangements with retailers and an amount established for anticipated product returns. Our practice is to accept product returns from retailers only if properly requested, authorized and approved. In accepting returns, we typically provide a credit to the retailer against accounts receivable from that retailer. As a percentage of gross sales, returns were 4.4%, 4.2% and 5.0% in fiscal 2008, 2007 and 2006, respectively.

Our sales return accrual is a subjective critical estimate that has a direct impact on reported net sales. This accrual is calculated based on a history of actual returns, estimated future returns and information provided by authorized retailers regarding their inventory levels. Consideration of these factors results in an accrual for anticipated sales returns that reflects increases or decreases related to seasonal fluctuations. Experience has shown a relationship between retailer inventory levels and sales returns in the subsequent period, as well as a consistent pattern of returns due to the seasonal nature of our business. In addition, as necessary, specific accruals may be established for significant future known or anticipated events. The types of known or anticipated events that we have considered, and will continue to consider, include, but are not limited to, the financial condition of our customers, store closings by retailers, changes in the retail environment and our decision to continue or support new and existing products.

CONCENTRATION OF CREDIT RISK

An entity is vulnerable to concentration of credit risk if it is exposed to risks of loss greater than it would have if it mitigated its risks through diversification of customers. The significance of such credit risk depends on the extent and nature of the concentration.

During fiscal 2006, Federated Department Stores, Inc. acquired The May Department Stores Company, resulting in the merger of our previous two largest customers (collectively "Macy's, Inc."). This customer sells products primarily within North America and accounted for $951.4 million, or 12%, $958.8 million, or 14%, and $1,005.8 million, or 16%, of our consolidated net sales in fiscal 2008, 2007 and 2006, respectively. This customer accounted for $109.2 million, or 11%, and $105.3 million, or 12%, of our accounts receivable at June 30, 2008 and 2007, respectively. Although management believes that this customer and our other major customers are sound and creditworthy, a severe adverse impact on their business operations could have a corresponding material adverse effect on our net sales, cash flows and/or financial condition.

In the ordinary course of business, we have established an allowance for doubtful accounts and customer deductions in the amount of $26.3 million and $23.3 million as of June 30, 2008 and 2007, respectively. Our allowance for doubtful accounts is a subjective critical estimate that has a direct impact on reported net earnings. The allowance for doubtful accounts was reduced by $10.2 million, $18.2 million and $12.0 million for customer deductions and write-offs in fiscal 2008, 2007 and 2006, respectively, and increased by $13.2 million, $14.4 million and $10.2 million for additional provisions in fiscal 2008, 2007 and 2006, respectively. This reserve is based upon the evaluation of accounts receivable aging, specific exposures and historical trends.

INVENTORY

We state our inventory at the lower of cost or fair market value, with cost being determined on the first-in, first-out (FIFO) method. We believe FIFO most closely matches the flow of our products from manufacture through sale. The reported net value of our inventory includes saleable products, promotional products, raw materials and componentry and work in process that will be sold or used in future periods. Inventory cost includes raw materials, direct labor and overhead.

We also record an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated realizable value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends and requirements to support forecasted sales. In addition, and as necessary, we may establish specific reserves for future known or anticipated events.

PENSION AND OTHER POST-RETIREMENT BENEFIT COSTS

We offer the following benefits to some or all of our employees: a domestic trust-based noncontributory qualified defined benefit pension plan ("U.S. Qualified Plan") and an unfunded, non-qualified domestic noncontributory pension plan to provide benefits in excess of statutory limitations (collectively with the U.S. Qualified Plan, the "Domestic Plans"); a domestic contributory defined contribution plan; international pension plans, which vary by country, consisting of both defined benefit and defined contribution pension plans; deferred compensation arrangements; and certain other post-retirement benefit plans.

The amounts needed to fund future payouts under these plans are subject to numerous assumptions and variables. Certain significant variables require us to make assumptions that are within our control such as an anticipated discount rate, expected rate of return on plan assets and future compensation levels. We evaluate these assumptions with our actuarial advisors and we believe they are within accepted industry ranges, although an increase or decrease in the assumptions or economic events outside our control could have a direct impact on reported net earnings.

The pre-retirement discount rate for each plan used for determining future net periodic benefit cost is based on a review of highly rated long-term bonds. For fiscal 2008, we used a pre-retirement discount rate for our Domestic Plans of 6.25% and varying rates on our international plans of between 2.25% and 8.25%. The pre-retirement rate for our Domestic Plans is based on a bond portfolio that includes only long-term bonds with an Aa rating, or equivalent, from a major rating agency. We believe the timing and amount of cash flows related to the bonds included in this portfolio is expected to match the estimated defined benefit payment streams of our Domestic Plans. For fiscal 2008, we used an expected return on plan assets of 7.75% for our U.S. Qualified Plan and varying rates of between 3.00% and 8.25% for our international plans. In determining the long-term rate of return for a plan, we consider the historical rates of return, the nature of the plan's investments and an expectation for the plan's investment strategies. The U.S. Qualified Plan asset allocation as of June 30, 2008 was approximately 40% equity investments, 42% debt securities and 18% other investments. The asset allocation of our combined international plans as of June 30, 2008 was approximately 45% equity investments, 38% debt securities and 17% other investments. The difference between actual and expected return on plan assets is reported as a component of accumulated other comprehensive income. Those gains/losses that are subject to amortization over future periods will be recognized as a component of the net periodic benefit cost in such future periods. For fiscal 2008, our pension plans had actual negative return on assets of $19.3 million as compared with expected return on assets of $47.0 million, which resulted in a net deferred loss of $66.3 million, of which approximately $34 million is subject to amortization over periods ranging from approximately 8 to 16 years. The actual negative return on assets was primarily related to the performance of equity markets during the past fiscal year.

A 25 basis-point change in the discount rate or the expected rate of return on plan assets would have had the following effect on fiscal 2008 pension expense:

(In millions)	25 Basis-Point Increase	25 Basis-Point Decrease
Discount rate	$(2.0)	$2.5
Expected return on assets	$(1.7)	$1.7

Our post-retirement plans are comprised of health care plans that could be impacted by health care cost trend rates, which may have a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates for fiscal 2008 would have had the following effects:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
(In millions)		
Effect on total service and interest costs	$ 1.2	$(1.1)
Effect on post-retirement benefit obligations	$10.9	$(9.8)

For fiscal 2009, we are using a pre-retirement discount rate for the Domestic Plans of 6.75% and varying rates for our international plans of between 2.00% and 9.00%. We are using an expected return on plan assets of 7.75% for the U.S. Qualified Plan and varying rates for our international pension plans of between 3.25% and 9.00%. The net change in these assumptions from those used in fiscal 2008 will result in a decrease in pension expense of approximately $3.6 million in fiscal 2009. We will continue to monitor the market conditions relative to these assumptions and adjust them accordingly.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Other intangible assets principally consist of purchased royalty rights and trademarks. Goodwill and other intangible assets that have an indefinite life are not amortized.

On an annual basis, or more frequently if certain events or circumstances warrant, we test goodwill and other indefinite-lived intangible assets for impairment. To determine the fair value of these intangible assets, there are many assumptions and estimates used that directly impact the results of the testing. We have the ability to influence the outcome and ultimate results based on the assumptions and estimates we choose. To mitigate undue influence, we use industry accepted valuation models and set criteria that are reviewed and approved by various levels of management and, in certain instances, we engage third-party valuation specialists to advise us.

INCOME TAXES

We account for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," as amended. This statement establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. It requires an asset and liability approach for financial accounting and reporting of income taxes.

As of June 30, 2008, we have current net deferred tax assets of $184.6 million and non-current net deferred tax assets of $55.3 million. The net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of currently anticipated tax rates. Included in net deferred tax assets is a valuation allowance of $5.7 million for deferred tax assets, where management believes it is more likely than not that the deferred tax assets will not be realized in the relevant jurisdiction. Based on our assessments, no additional valuation allowance is required. If we determine that a deferred tax asset will not be realizable, an adjustment to the deferred tax asset will result in a reduction of earnings at that time.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a two-step evaluation process for tax positions taken, or expected to be taken, in a tax return. The first step is recognition and the second is measurement. FIN 48 also provides guidance on derecognition, measurement, classification, disclosures, transition and accounting for interim periods. In May 2007, the FASB issued FASB Staff Position ("FSP") No. FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48, an amendment of FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes" ("FSP No. FIN 48-1"). FSP No. FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits.

We adopted the provisions of FIN 48, as amended, effective July 1, 2007. As a result, we recognized an increase in the liability for unrecognized tax benefits and interest of $13.1 million (net of tax effect), which, as required, was accounted for as a reduction to the July 1, 2007 balance of retained earnings. We elected to continue our historical practice of classifying applicable interest and penalties as a component of the provision for income taxes.

We provide tax reserves for Federal, state, local and international exposures relating to periods subject to audit. The development of reserves for these exposures requires judgments about tax issues, potential outcomes and timing, and is a subjective critical estimate. We assess our tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon settlement with a tax authority that has full knowledge of all relevant information. For those tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Where applicable, associated interest and penalties have also been recognized. Although the outcome relating to these exposures is uncertain, in management's opinion adequate provisions for income taxes have been made for estimable potential liabilities emanating from these exposures. In certain circumstances, the ultimate outcome of exposures and risks involves significant uncertainties which render them inestimable. If actual outcomes differ materially from these estimates, including those that cannot be quantified, they could have a material impact on our results of operations, as we experienced in the fourth quarter of fiscal 2006 (see "Results of Operations, *Fiscal 2007 as Compared with Fiscal 2006—Provision for Income Taxes*").

DERIVATIVES

We account for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement also requires the recognition of all derivative instruments as either assets or liabilities on the balance sheet and that they be measured at fair value.

We currently use derivative financial instruments to hedge certain anticipated transactions and interest rates, as well as receivables and payables denominated in foreign currencies. We do not utilize derivatives for trading or speculative purposes. Hedge effectiveness is documented, assessed and monitored by employees who are qualified to make such assessments and monitor the instruments. Variables that are external to us such as social, political and economic risks may have an impact on our hedging program and the results thereof. For a discussion on the quantitative impact of market risks related to our derivative financial instruments, refer to *"Liquidity and Capital Resources—Market Risk."*

QUANTITATIVE ANALYSIS

During the three-year period ended June 30, 2008 there have not been material changes in the assumptions underlying these critical accounting policies, nor to the related significant estimates. With the exception of our tax settlement with the Internal Revenue Service in the fourth quarter of fiscal 2006, which finalized the ultimate liability for exposures which were previously inestimable, the results of our business underlying these assumptions have not differed significantly from our expectations.

While we believe that the estimates that we have made are proper and the related results of operations for the period are presented fairly in all material respects, other assumptions could reasonably be justified that would change the amount of reported net sales, cost of sales, operating expenses or our provision for income taxes as they relate to the provisions for anticipated sales returns, allowance for doubtful accounts, inventory obsolescence reserve and income taxes. For fiscal 2008, had these estimates been changed simultaneously by 2.5% in either direction, our reported gross profit would have increased or decreased by approximately $5.2 million, operating expenses would have changed by approximately $0.7 million and the provision for income taxes would have increased or decreased by approximately $1.7 million. The collective impact of these changes on operating income, net earnings and net earnings per diluted common share would be an increase or decrease of approximately $5.9 million, $7.6 million and $.04, respectively.

RESULTS OF OPERATIONS

OVERVIEW

We manufacture, market and sell skin care, makeup, fragrance and hair care products which are distributed in over 140 countries and territories. We believe that the best way to increase stockholder value is to provide our customers and consumers with the products and services that they have come to expect from us in the most efficient and profitable manner. With this goal in mind, we have developed a long-term strategy based on the following five imperatives:

1. Optimize brand portfolio
2. Strengthen product categories
3. Strengthen and expand geographic presence
4. Diversify and strengthen distribution channels
5. Achieve operational and cost excellence

In fiscal 2008, we continued to find ways to strengthen our core brands and product categories, maximize high-growth brands, and incubate and develop next generation brands. Net sales from Estée Lauder and Clinique grew on a global basis, fueled by strong demand outside of the United States where these brands generated approximately two-thirds of their net sales. We took measures to improve our business at the point of sale by investing in new modular display and tester units for the Estée Lauder brand at all North American department store locations and increased our focus to improve the service provided by Estée Lauder Beauty Advisors. Our Clinique brand sponsored a program to improve the consumer experience at U.S. and international department stores.

Our faster growing M·A·C, Bobbi Brown, La Mer and Jo Malone brands continued to increase their net sales in all of our geographic regions. The recent launch of Sean John Unforgivable Woman generated significant incremental net sales to our fragrance product category.

In July 2007, we acquired Ojon Corporation, a privately held hair care and skin care company based in Canada that sells its products primarily through direct response television ("DRTV") and specialty stores. We also recently announced that we purchased a minority interest in a privately held company that manufactures, markets and sells beauty products in India under the Forest Essentials brand.

This past year we continued to build on our strength in research and development. For example, we further improved the Estée Lauder Re-Nutriv product line with the introduction of Re-Nutriv Ultimate Youth Crème. Clinique launched a "dermatologist-certified" line called Redness Solutions to reduce the appearance of skin redness. Origins recently launched Origins Organics, the first full line of skin, body and hair care products to be certified under the USDA National Organic Program.

Again in fiscal 2008, the majority of our net sales came from outside the United States. We generated growth in sales and profits in our travel retail business, including accelerated growth from downtown locations in Asian cities, border stores in Latin America and shops on cruise ships. We continued to increase our presence in China and Russia and recently established affiliates in the Middle East and India. In an effort to improve the return on our media investment abroad, we consolidated the work of several media agencies into one by selecting M2M, a media company of Omnicom Media Group, to be our media agency in eight European and four Asian/Pacific countries. By doing so, we anticipate integrating traditional media and expanding the use of Internet and digital advertising in these areas.

In alternative distribution channels, we continued to grow our online business in the United States, where we sell products from 15 of our brands on Company-owned websites. With the recent expansion of our online business into Korea, we now sell products on our own e-commerce sites in five foreign countries. In fiscal 2008, we also expanded our presence in the DRTV distribution channel, most significantly with the acquisition of Ojon in July 2007. In the United States, Clinique debuted on QVC, where Bobbi Brown, Origins and Ojon currently have regular shows. BeautyBank created Eyes by Design, a brand which is currently being sold exclusively on HSN. Internationally, Ojon debuted on QVC in Germany while Bobbi Brown and Prescriptives aired on QVC in the United Kingdom. Origins and Good Skin™ have also had shows on DRTV in Korea.

As part of our international pharmacy channel business initiative, several distributor markets for Darphin products will now be serviced by our own affiliates and Origins opened more than 20 new pharmacies in France. Tri-Aktiline by Good Skin™ launched in over 500 Sephora doors throughout Europe and exclusively in Cosmed's 250 pharmacies in Taiwan, our first entry in Taiwan's pharmacy channel. In January 2008, we formed a strategic collaboration with Allergan, Inc., a global medical aesthetics company, to develop a Clinique-branded skin care line, Clinique Medical, to be sold exclusively through physicians' offices in the United States.

We continued to make progress on our Strategic Modernization Initiative ("SMI"). During fiscal 2008, Demand Planning for select business units began using SAP software, a critical part of SMI. We anticipate SMI implementation will continue at additional primary locations in fiscal 2009, with the majority of our business to be implemented through fiscal 2012.

Despite the rise in energy and raw material prices in the current year, we were able to maintain our overall cost of sales margin through other efficiencies achieved from our ongoing savings initiatives. We also opened a new distribution center in Singapore to improve service levels in the fast-growing Asia/Pacific region. In December 2007, we entered into agreements to ensure that the equivalent of all electricity utilized by our Global Operations division is generated from green sources. We now rank 22nd on the EPA's list of leading Fortune 500 companies in alternative power usage.

During fiscal 2008, we also faced challenges, many of which we expect to be ongoing in fiscal 2009. We believe that economic uncertainty in the United States has affected our business, particularly in the department store channel. We continue to see softness in the United States, including the impact of the consolidation and changes taking place among retailers. In addition, the fragrance category continues to be highly competitive. These challenges have been mitigated through sales in alternative channels, such as freestanding retail stores, internet distribution, self-select distribution and DRTV. Efforts to expand geographically are complicated by increasing regulatory issues and cultural barriers.

As we continue to implement our strategic imperatives, we expect to make selective investments, embark on new business endeavors, and pursue initiatives that we believe will have long-term benefits. The timing, impact and magnitude of any particular actions, such as an acquisition to strengthen our product categories and/or diversify our distribution channels, are subject to numerous factors and one-time charges that cannot be predicted.

The following table is a comparative summary of operating results from continuing operations for fiscal 2008, 2007 and 2006 and reflects the basis of presentation described in Note 2 and Note 21 to the Notes to Consolidated Financial Statements for all periods presented. Products and services that do not meet our definition of skin care, makeup, fragrance and hair care have been included in the "other" category.

YEAR ENDED JUNE 30	2008	2007	2006
(In millions)			
NET SALES			
By Region:			
The Americas	$3,711.5	$3,560.9	$3,446.4
Europe, the Middle East & Africa	3,006.7	2,493.4	2,147.7
Asia/Pacific	1,192.6	983.2	869.7
	$7,910.8	$7,037.5	$6,463.8
By Product Category:			
Skin Care	$2,996.8	$2,601.0	$2,400.8
Makeup	3,000.4	2,712.7	2,504.2
Fragrance	1,432.0	1,308.6	1,213.3
Hair Care	427.1	377.1	318.7
Other	54.5	38.1	26.8
	$7,910.8	$7,037.5	$6,463.8
OPERATING INCOME			
By Region:			
The Americas	$ 228.3	$ 336.4	$ 344.1
Europe, the Middle East & Africa	433.1	321.4	297.5
Asia/Pacific	149.7	93.2	70.1
Special charges related to cost savings initiative *	(0.4)	(1.1)	(92.1)
	$ 810.7	$ 749.9	$ 619.6
By Product Category:			
Skin Care	$ 405.6	$ 341.5	$ 346.4
Makeup	359.4	339.3	329.4
Fragrance	36.2	28.1	7.7
Hair Care	11.5	42.5	26.5
Other	(1.6)	(0.4)	1.7
Special charges related to cost savings initiative *	(0.4)	(1.1)	(92.1)
	$ 810.7	$ 749.9	$ 619.6

The following table presents certain consolidated earnings data as a percentage of net sales:

YEAR ENDED JUNE 30	2008	2007	2006
Net sales	100.0%	100.0%	100.0%
Cost of sales	25.2	25.2	26.1
Gross profit	74.8	74.8	73.9
Operating expenses:			
Selling, general and administrative	64.5	64.1	62.9
Special charges related to cost savings initiative	—	—	1.4
	64.5	64.1	64.3
Operating income	10.3	10.7	9.6
Interest expense, net	0.9	0.6	0.4
Earnings before income taxes, minority interest and discontinued operations	9.4	10.1	9.2
Provision for income taxes	3.3	3.6	4.0
Minority interest, net of tax	(0.1)	(0.1)	(0.2)
Net earnings from continuing operations	6.0	6.4	5.0
Discontinued operations, net of tax	—	—	(1.2)
Net earnings	6.0%	6.4%	3.8%

*Refer to the discussion in Note 8 to the Notes to Consolidated Financial Statements.

In order to meet the demands of consumers, we continually introduce new products, support new and established products through advertising, sampling and merchandising and phase out existing products that no longer meet the needs of our consumers. The economics of developing, producing, launching and supporting products influence our sales and operating performance each period. The introduction of new products may have some cannibalizing effect on sales of existing products, which we take into account in our business planning.

The recent challenges and uncertainties in the economies of certain key countries, including the United States, may continue to have an adverse impact on consumer demand, which could affect our net sales and operating results in the short and long term.

FISCAL 2008 AS COMPARED WITH FISCAL 2007

NET SALES

Net sales increased 12%, or $873.3 million, to $7,910.8 million, reflecting net sales growth in all of our product categories within each geographic region. Skin care, makeup and fragrance net sales increases were led by Europe, the Middle East and Africa while most of the net sales increase in hair care was achieved in the Americas. The increase in net sales reflected our efforts to capitalize on growth opportunities internationally. Excluding the impact of foreign currency translation, net sales increased 8%.

Product Categories

Skin Care Net sales of skin care products increased 15%, or $395.8 million, to $2,996.8 million. This growth reflected the recent launches of Idealist Pore Minimizing Skin Refinisher, Cyber White EX and Hydra Bright Skin Tone Perfecting Moisturizers from Estée Lauder. Also contributing to the growth were the recent launches of products in the Acne Solutions Clear Skin System, Redness Solutions and Even Better Skin Tone Corrector from Clinique as well as The Eye Concentrate and The Moisturizing Gel Cream from La Mer. Collectively, these new products resulted in incremental sales of approximately $215 million. Net sales increases from Re-Nutriv and Resilience Lift Extreme Ultra Firming products from Estée Lauder, products in Clinique's 3-Step Skin Care System and Repairwear line, and Tri-Aktiline™ Instant Deep Wrinkle Filler from Good Skin™totaled approximately $80 million. These improvements were partially offset by approximately $55 million of lower sales from certain other existing Idealist products and Perfectionist products from Estée Lauder. Net sales of other new and existing products also significantly contributed to the growth. Excluding the impact of foreign currency translation, skin care net sales increased 10%.

Makeup Makeup net sales increased 11%, or $287.7 million, to $3,000.4 million reflecting growth from our makeup artist brands of approximately $194 million. Also contributing to the growth were incremental sales from the recent launches of Estée Lauder Signature Hydra Lustre Lipstick, Double Wear Zero Smudge Mascara and Eyeliner from Estée Lauder, Supermoisture Makeup and Superbalm Moisturizing Gloss from Clinique, as well as higher sales of Double Wear Stay-In-Place Makeup from Estée Lauder of approximately $97 million, combined. Partially offsetting these increases were lower sales of approximately $30 million of Pure Color Eyeshadow and High Gloss from Estée Lauder and Colour Surge Lipstick from Clinique. Excluding the impact of foreign currency translation, makeup net sales increased 7%.

Fragrance Net sales of fragrance products increased 9%, or $123.4 million, to $1,432.0 million. The recent launches of Sean John Unforgivable Woman, Dreaming Tommy Hilfiger, Estée Lauder Pure White Linen Light Breeze, Estée Lauder *pleasures delight* and DKNY Delicious Night collectively contributed approximately $95 million to the growth in the category. Higher sales of approximately $62 million of DKNY Be Delicious, Jo Malone and Tom Ford fragrances also contributed to the increase. Lower sales of approximately $53 million of Tommy Girl by Tommy Hilfiger, DKNY Red Delicious Women and DKNY Be Delicious Men partially offset the growth in this product category. While current year sales levels compared favorably to the prior year, we anticipate continued challenges in this product category in the United States. Excluding the impact of foreign currency translation, fragrance net sales increased 5%.

Hair Care Hair care net sales increased 13%, or $50.0 million, to $427.1 million, primarily due to the inclusion of the Ojon brand which was acquired at the end of July 2007, as well as growth from Aveda and Bumble and bumble. Aveda net sales increases benefited from the recent launches of Smooth Infusion and Aveda Men Pure-Formance products, as well as the recent acquisition of an independent distributor. Bumble and bumble net sales benefited from new points of distribution and increases from its hotel amenities program, which concluded in the third quarter. Excluding the impact of foreign currency translation, hair care net sales increased 11%.

Geographic Regions

Net sales in the Americas increased 4%, or $150.6 million, to $3,711.5 million, primarily reflecting net sales growth in Canada and Latin America, as well as the addition of the Ojon brand, of approximately $98 million, combined.

Additional net sales increases of approximately $65 million were attributable to our designer fragrances business and our makeup artist and hair care brands in the United States. Partially offsetting this growth was approximately $37 million related to weaknesses in certain of our core brands in the United States as a result of competitive pressures and challenges in the department store channel. We believe that economic uncertainty in the United States has affected our business, particularly in the department store channel. These challenges have been mitigated through sales in alternative channels, such as freestanding retail stores, internet distribution, self-select distribution and direct-response television. Excluding the impact of foreign currency translation, net sales in the Americas increased 3%.

All countries in Europe, the Middle East & Africa experienced net sales growth, which contributed to the increase in net sales of 21%, or $513.3 million, to $3,006.7 million, although net sales growth rates slowed in certain key countries. This growth was led by our travel retail business and the United Kingdom, as well as in Russia, which benefited from our expansion in this emerging market. The results in this region were inclusive of an exchange rate benefit due to the weakening of the U.S. dollar of approximately $206 million. Excluding the impact of foreign currency translation, net sales in Europe, the Middle East & Africa increased 12%.

Net sales in Asia/Pacific increased 21%, or $209.4 million, to $1,192.6 million, reflecting growth from all countries in the region. This increase reflected higher net sales of approximately $172 million in China, Japan, Hong Kong, Australia and Korea. The results in this region were inclusive of an exchange rate benefit due to the weakening of the U.S. dollar of approximately $66 million. Excluding the impact of foreign currency translation, Asia/Pacific net sales increased 15%.

We strategically stagger our new product launches by geographic market, which may account for differences in regional sales growth.

COST OF SALES

Cost of sales as a percentage of total net sales was 25.2%, which is the same as the prior year. Cost of sales as a percentage of net sales reflected a decrease in the level and timing of promotional activities of approximately 20 basis points and a positive effect of exchange rates of approximately 10 basis points. Offsetting these improvements was an unfavorable change in the mix of our business, an increase in obsolescence charges, and employee-related charges designed to streamline certain business activities and achieve future cost savings of approximately 10 basis points, each.

Despite the rise in energy and raw material prices in the current year, we were able to maintain our overall cost of goods margin through other efficiencies achieved from ongoing savings initiatives. While sustained energy and raw material price increases could result in higher costs, we believe that this will not have a material adverse effect on our cost of sales margin in the near future.

Since certain promotional activities are a component of sales or cost of sales and the timing and level of promotions vary with our promotional calendar, we have experienced, and expect to continue to experience, fluctuations in the cost of sales percentage. In addition, future cost of sales mix may be impacted by the inclusion of new brands which have margin and product cost structures different from those of our existing brands.

OPERATING EXPENSES

Operating expenses increased to 64.5% of net sales as compared with 64.1% of net sales in the prior year. The increase in operating expenses and operating expense margin reflected higher costs of global information technology systems and infrastructure of approximately 30 basis points. An additional 20 basis points resulted from an increase in valuation reserves reflecting the diminishing likelihood of realizing value from a promissory note and convertible preferred stock received in connection with the divestiture of Stila in fiscal 2006. We also recorded an increase in intangible asset amortization resulting from recent strategic acquisitions, as well as employee-related charges designed to streamline certain business activities and achieve future cost savings, of approximately 10 basis points each. Operating expense margin in the prior year was adversely impacted by charges related to our pharmacy channel of approximately 40 basis points.

Changes in advertising, merchandising and sampling spending result from the type, timing and level of activities related to product launches and rollouts, as well as the markets being emphasized.

OPERATING RESULTS

Operating income increased 8%, or $60.8 million, to $810.7 million as compared with the prior year. Operating margin declined to 10.3% of net sales as compared with 10.7% in the prior year, reflecting our constant cost of sales margin and the increase in our operating expense margin, as previously discussed.

Product Categories

Fragrance operating income increased 29%, or $8.1 million, to $36.2 million, reflecting profitable international growth, partially offset by increased spending in support of designer fragrance products initiatives. Skin care operating income increased 19%, or $64.1 million, to $405.6 million, primarily reflecting improved international results from certain of our core brands and net sales growth from La Mer products and Tri-Aktiline™ Instant Deep Wrinkle Filler from Good Skin™. In addition, the prior year results in this category reflected organizational costs of approximately $30 million, primarily related to our pharmacy channel in Europe. Makeup operating income increased 6%, or $20.1 million, to $359.4 million, primarily reflecting improved results internationally. These improvements were partially offset by lower results in the United States from certain of our core brands, the charge on the impairment of Stila-related financial instruments, and costs related to the establishment of new points of distribution for M·A·C. Hair care operating income declined 73%, or $31.0 million, to $11.5 million, primarily reflecting costs related to the acquisition and integration of Ojon to position the brand for future growth. The results in this category also reflected an increase in intangible asset amortization resulting from recent strategic acquisitions as well as costs related to the establishment of new points of distribution.

Geographic Regions
Operating income in the Americas declined 32%, or $108.1 million, to $228.3 million, primarily reflecting a difficult retail environment in which our core brands faced challenges in the department store channel. We also experienced significant pressure on the profitability of our hair care business as discussed above. At the same time, we continued to invest in our global information technology systems and infrastructure. In addition, we established new points of distribution for existing brands, incurred costs to streamline certain business activities to generate future efficiencies and incurred a charge on the impairment of Stila-related financial instruments, as discussed above.

In Europe, the Middle East & Africa, operating income increased 35%, or $111.7 million, to $433.1 million primarily due to higher results of approximately $71 million in our travel retail business, the United Kingdom, Italy, the Balkans and Spain. Partially offsetting these increases were lower results in Russia and India of approximately $6 million, reflecting spending to support our expansion in these emerging markets. The overall operating results in this region were adversely impacted in the prior year by the pharmacy channel charges discussed above.

In Asia/Pacific, operating income increased 61%, or $56.5 million, to $149.7 million. All of our affiliates in this region experienced an increase in operating income, primarily resulting from net sales growth led by Japan, Hong Kong, China, Australia and Korea, which contributed approximately $43 million, collectively.

INTEREST EXPENSE, NET
Net interest expense was $66.8 million as compared with $38.9 million in the prior year. This change primarily resulted from higher average debt balances, including an additional $600.0 million of senior notes issued in the fourth quarter of fiscal 2007, partially offset by lower average interest rates.

PROVISION FOR INCOME TAXES
The provision for income taxes represents Federal, foreign, state and local income taxes. The effective rate differs from statutory rates due to the effect of state and local taxes, tax rates in foreign jurisdictions and certain nondeductible expenses. Our effective tax rate will change from year to year based on non-recurring and recurring factors including, but not limited to, the geographical mix of earnings, enacted tax legislation, state and local taxes, tax audit settlements and the interaction of various global tax strategies. The effective rate for income taxes for the year ended June 30, 2008 was 34.9% as compared with 35.9% in the prior year. The decrease in the effective income tax rate of 100 basis points resulted primarily from a decrease in state and local income tax expense (240 basis points) partially offset by an increase in the tax effect of our foreign operations (140 basis points).

NET EARNINGS
Net earnings as compared with fiscal 2007 increased 5%, or $24.6 million, to $473.8 million and diluted net earnings per common share improved 11% from $2.16 to $2.40.

FISCAL 2007 AS COMPARED WITH FISCAL 2006

NET SALES
Net sales increased 9%, or $573.7 million, to $7,037.5 million, reflecting net sales growth in all product categories and geographic regions. The increases in our skin care, makeup and fragrance product categories were led by Europe, the Middle East & Africa while the increase in hair care net sales was predominantly in the Americas. Excluding the impact of foreign currency translation, net sales increased 7%.

Product Categories
Skin Care Net sales of skin care products increased 8%, or $200.2 million, to $2,601.0 million. Most of this growth was fueled by new product launches which made their most significant impact in our Europe, the Middle East & Africa and Asia/Pacific regions. The fiscal 2007 launches of Advanced Night Repair Concentrate Recovery Boosting Treatment and Idealist Refinisher from Estée Lauder,

and Repairwear Lift Firming Night Cream, Continuous Rescue Antioxidant Moisturizer, All About Eyes Rich and Repairwear Contour Firming Formula from Clinique contributed incremental sales of approximately $95 million, combined. Net sales increases from our fast-growing La Mer brand, Resilience Lift Extreme Ultra Firming products and other existing Advanced Night Repair products from Estée Lauder, along with products in the Clinique 3-Step Skin Care System and Superdefense from Clinique, totaled approximately $97 million. These improvements were partially offset by approximately $35 million of lower sales from certain other Resilience Lift products and Perfectionist [CP+] from Estée Lauder. Excluding the impact of foreign currency translation, skin care net sales increased 6%.

Makeup Makeup net sales increased 8%, or $208.5 million, to $2,712.7 million, reflecting growth from our makeup artist brands of approximately $191 million. This increase was supported by new points of distribution and new product launches as well as M·A·C Viva Glam lip products, the proceeds of which are donated to AIDS-related charities. Higher sales of Double Wear Foundation and the fiscal 2007 launch of Resilience Lift Extreme Ultra Firming Makeup SPF 15 by Estée Lauder contributed approximately $56 million to the growth in this product category. Lower sales of approximately $35 million of Pure Color Gloss and Individualist Natural Finish Makeup by Estée Lauder, and Repairwear Anti-Aging Makeup SPF 15 by Clinique partially offset this growth. Excluding the impact of foreign currency translation, makeup net sales increased 6%.

Fragrance Net sales of fragrance products increased 8%, or $95.3 million, to $1,308.6 million, primarily driven by incremental international sales from newer fragrance offerings. DKNY Red Delicious, Pure White Linen from Estée Lauder, Sean John Unforgivable, DKNY Red Delicious Men and Donna Karan Gold collectively contributed approximately $128 million to the category. Lower sales of approximately $67 million of True Star and True Star Men by Tommy Hilfiger, and Estée Lauder *pleasures* partially offset the growth in this product category. Excluding the impact of foreign currency translation, fragrance net sales increased 5%.

Hair Care Hair care net sales increased 18%, or $58.4 million, to $377.1 million, primarily due to sales growth from Aveda and Bumble and bumble products. Aveda net sales increases were primarily due to sales of professional color products, the fiscal 2007 launch of Be Curly shampoo and conditioner and the acquisition of an independent distributor. Bumble and bumble sales benefited from a new hotel amenities program, sales growth in its existing salon distribution and new points of distribution. Excluding the impact of foreign currency translation, hair care net sales increased 17%.

Geographic Regions

Net sales in the Americas increased 3%, or $114.5 million, to $3,560.9 million. The increase was led by growth in the United States of approximately $152 million from our makeup artist brands, our hair care business, our internet distribution and the fiscal 2007 launch of the Unforgivable fragrance by Sean John. Partially offsetting this growth was approximately $90 million related to weaknesses in our core brands as a result of competitive pressures and retailer consolidations. Net sales growth in Canada, Latin America and Mexico contributed an additional $31 million to the increase. The fiscal 2006 results reflected an incremental provision of approximately $16 million for returns that were anticipated at that time as a result of then-announced store closings from retailer consolidations.

In Europe, the Middle East & Africa, net sales increased 16%, or $345.7 million, to $2,493.4 million, including an exchange rate benefit due to the weakening of the U.S. dollar of approximately $122 million. The growth in the region reflected higher net sales of approximately $260 million in the United Kingdom, our travel retail business, Russia, Germany and Spain, with all benefiting from an improving retail environment, and in Turkey, where we acquired a distributor. On a local currency basis, net sales in Europe, the Middle East & Africa increased 10%.

Net sales in Asia/Pacific increased 13%, or $113.5 million, to $983.2 million. The growth in this region reflected higher net sales of approximately $86 million in Korea, China, Hong Kong and Australia. These markets benefited from an improved economy across the region while China's growth in net sales primarily reflected our continued strategic expansion in this country. We also experienced modest sales growth in Japan, our largest market in this region. Excluding the impact of foreign currency translation, Asia/Pacific net sales increased 11%.

We strategically stagger our new product launches by geographic market, which may account for differences in regional sales growth.

COST OF SALES

Cost of sales as a percentage of total net sales decreased to 25.2% as compared with 26.1% in fiscal 2006. Cost of sales as a percentage of net sales reflected a favorable change in the mix of our business of approximately 40 basis points, a decrease in the level and timing of promotional activities of approximately 20 basis points, the effect of exchange rate translation of approximately 20 basis points and a decrease in obsolescence charges of approximately 10 basis points. Certain of these items reflect savings achieved during fiscal 2007 from our cost savings initiative, which commenced during fiscal 2006.

Since certain promotional activities are a component of sales or cost of sales and the timing and level of promotions vary with our promotional calendar, we have experienced, and expect to continue to experience, fluctuations in the cost of sales percentage. In addition, future cost of sales mix may be impacted by the inclusion of new brands which have margin and product cost structures different from those of our existing brands.

OPERATING EXPENSES

Operating expenses improved to 64.1% of net sales as compared with 64.3% of net sales in fiscal 2006. During fiscal 2006, we recorded a $92.1 million charge to operating expenses related to the implementation of our cost savings initiative that negatively impacted our operating expense margin by approximately 140 basis points. Partially offsetting this improvement was an increase of approximately 50 basis points in selling, general and administrative expenses reflecting higher demonstration, field selling and training costs in support of our business. In fiscal 2007, our operating expense margin was negatively impacted by approximately 40 basis points resulting from expenses related to our pharmacy channel for organizational costs, costs to streamline the distribution of goods, and the impairment of goodwill and other intangible assets. An increase in costs incurred related to the implementation of SMI and higher stock-based compensation expenses lowered our operating expense margin by approximately 20 additional basis points, combined. Overall operating expenses reflected savings achieved during fiscal 2007 from our cost savings initiative, which commenced during fiscal 2006.

Changes in advertising, merchandising and sampling spending result from the type, timing and level of activities related to product launches and rollouts, as well as the markets being emphasized.

OPERATING RESULTS

Due to the growth in net sales and the decreases in our cost of sales and operating expense margins as previously discussed, operating income increased 21%, or $130.3 million, to $749.9 million as compared with fiscal 2006. Operating margins were 10.7% of net sales as compared with 9.6% in fiscal 2006, which was negatively impacted by 1.4% of net sales as a result of the special charge related to our cost savings initiative.

The following discussions of Operating Results by *Product Categories* and *Geographic Regions* exclude the impact of special charges related to our cost savings initiative of $1.1 million and $92.1 million for the fiscal years ended June 30, 2007 and 2006, respectively. We believe the following analysis of operating results better reflects the manner in which we conduct and view our business. See Note 21 of Notes to Consolidated Financial Statements.

Product Categories

Fragrance operating results increased over 100%, or $20.4 million, to $28.1 million, as profits from higher international net sales and lower spending at certain of our core brands in the United States more than offset spending behind new and developing brands. Hair care operating results grew 60%, or $16.0 million, to $42.5 million as the increase in net sales outpaced increased spending in support of new distribution points and product launches. Operating results increased 3%, or $9.9 million, to $339.3 million in makeup, primarily as a result of higher net sales and profits from our makeup artist brands, which more than offset challenges among certain core brands. Skin care operating results decreased 1%, or $4.9 million, to $341.5 million. The results in this product category were negatively impacted in fiscal 2007 by charges related to our pharmacy channel. We recorded approximately $30 million for organizational costs, costs to streamline the distribution of goods, and the impairment of goodwill and other intangible assets. In addition, improvements in international skin care results were partially offset by challenges in certain core brands in the United States.

Geographic Regions

Operating income in the Americas decreased 2%, or $7.7 million, to $336.4 million, reflecting spending behind strategic initiatives at our core brands, retailer consolidation and costs to develop new brands in the United States. Operating income growth from our makeup artist brands, hair care business and our internet distribution partially offset these results.

In Europe, the Middle East & Africa, operating income increased 8%, or $23.9 million, to $321.4 million primarily due to higher results of approximately $49 million from our travel retail business, the United Kingdom, Russia and Germany. Lower results from France partially offset these improvements by approximately $10 million. The fiscal 2007 operating results in France reflected the rebalancing of inventory levels at certain retailers as well as strategic investment spending behind the field sales force. During fiscal 2007, the region was negatively impacted by the charges discussed above related to our pharmacy channel, partially offset by modest combined operating income growth from the remaining affiliates in this region.

In Asia/Pacific, operating income increased 33%, or $23.1 million, to $93.2 million. This increase reflected improved results of approximately $23 million in Hong Kong, China, Australia and Korea.

INTEREST EXPENSE, NET

Net interest expense was $38.9 million as compared with $23.8 million in fiscal 2006. This change primarily resulted from higher average debt balances, primarily associated with the funding of our accelerated share repurchase program, and higher average interest rates. Also contributing to the increase was reduced interest income generated from lower average investment balances internationally, partially offset by higher average investment rates. These increases were partially offset by the capitalization of interest expense on internally developed software in connection with the upgrade of our information systems.

PROVISION FOR INCOME TAXES

The provision for income taxes represents Federal, foreign, state and local income taxes. The effective rate differs from statutory rates due to the effect of state and local taxes, tax rates in foreign jurisdictions and certain nondeductible expenses. Our effective tax rate will change from year to year based on non-recurring and recurring factors including, but not limited to, the geographical mix of earnings, enacted tax legislation, state and local taxes, tax audit settlements and the interaction of various global tax strategies. The effective rate for income taxes for the year ended June 30, 2007 was 35.9% as compared with 43.6% in fiscal 2006. The decrease in the effective income tax rate was primarily attributable to the fiscal 2006 effect of the IRS tax settlement of approximately 770 basis points.

DISCONTINUED OPERATIONS

On September 30, 2005, we committed to a plan to sell and on April 10, 2006, we completed the sale of certain assets and operations of our reporting unit that marketed and sold Stila brand products. For the fiscal year ended June 30, 2007, $0.5 million, net of tax, of operating income was reflected as discontinued operations, reflecting the conclusion of transitional distribution services provided to the purchaser. The fiscal 2006 charge of $80.3 million, net of tax, reflected the then-anticipated loss on the sale of the business of $69.9 million, net of tax, and the operating loss of $10.4 million, net of tax.

NET EARNINGS

Net earnings as compared with fiscal 2006 increased $205.0 million to $449.2 million and diluted net earnings per common share improved 93% from $1.12 to $2.16. Net earnings from continuing operations as compared with fiscal 2006 increased by $124.2 million, or 38%, to $448.7 million and diluted net earnings per common share from continuing operations increased 45% from $1.49 to $2.16.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of funds historically have been cash flows from operations, borrowings pursuant to our commercial paper program, borrowings from the issuance of long-term debt and committed and uncommitted credit lines provided by banks and other lenders in the United States and abroad. At June 30, 2008, we had cash and cash equivalents of $401.7 million compared with $253.7 million at June 30, 2007.

At June 30, 2008, our outstanding borrowings were as follows:

($ in millions)	Long-term Debt	Short-term Debt	Total Debt
6.00% Senior Notes, due May 15, 2037 ("2037 Senior Notes")(1)	$ 296.2	$ —	$ 296.2
5.75% Senior Notes, due October 15, 2033 ("2033 Senior Notes")(2)	197.5	—	197.5
5.55% Senior Notes, due May 15, 2017 ("2017 Senior Notes")(3)	310.4	—	310.4
6.00% Senior Notes, due January 15, 2012 ("2012 Senior Notes")(4)	242.0	—	242.0
$13.5 million promissory note due August 31, 2012(5)	15.7	—	15.7
$7.0 million promissory note due July 31, 2009(6)	7.4	—	7.4
Commercial paper maturing through July 2008 (2.24% average interest rate)	—	83.9	83.9
Turkish lira overdraft facility	—	13.1	13.1
Other borrowings	9.0	21.7	30.7
	$1,078.2	$118.7	$1,196.9

(1) Consists of $300.0 million principal and unamortized debt discount of $3.8 million.

(2) Consists of $200.0 million principal and unamortized debt discount of $2.5 million.

(3) Consists of $300.0 million principal, unamortized debt discount of $0.4 million and a $10.8 million adjustment to reflect the fair value of outstanding interest rate swaps.

(4) Consists of $250.0 million principal, unamortized debt discount of $0.4 million and a $7.6 million adjustment to reflect the remaining termination value of an interest rate swap that is being amortized to interest expense over the life of the debt.

(5) Consists of $13.5 million face value and unamortized premium of $2.2 million.

(6) Consists of $7.0 million face value and unamortized premium of $0.4 million.

We have a $750.0 million commercial paper program under which we may issue commercial paper in the United States. Our commercial paper is currently rated A-1 by Standard & Poor's and P-1 by Moody's. Our long-term credit ratings are A with a stable outlook by Standard & Poor's and A2 with a stable outlook by Moody's. At June 30, 2008, we had $83.9 million of commercial paper outstanding, which we may refinance on a periodic basis as it matures at then-prevailing market interest rates. We also have $209.9 million in additional uncommitted credit facilities, of which $28.5 million was used as of June 30, 2008.

We have an undrawn $750.0 million senior unsecured revolving credit facility that expires on April 26, 2012. This facility may be used primarily to provide credit support for our commercial paper program, to repurchase shares of our common stock and for general corporate purposes. Up to the equivalent of $250 million of the credit facility is available for multi-currency loans. The interest rate on borrowings under the credit facility is based on LIBOR or on the higher of prime, which is the rate of interest publicly announced by the administrative agent, or ½% plus the Federal funds rate. We incurred costs of approximately $0.3 million to establish the facility which will be amortized over the term of the facility. The credit facility has an annual fee of $0.4 million, payable quarterly, based on our current credit ratings. As of June 30, 2008, we were in compliance with all related financial and other restrictive covenants, including limitations on indebtedness and liens.

In July 2007, we acquired Ojon Corporation. As part of the purchase price, we issued (i) a promissory note due July 31, 2009 with a notional value of $7.0 million (present value of $7.4 million at June 30, 2008), bearing interest at 10.00% due at maturity and (ii) a promissory note due August 31, 2012 with a notional amount of $13.5 million (present value of $15.7 million at June 30, 2008), bearing interest at 10.00% payable annually on July 31. The notes due in 2009 and 2012 were recorded in the accompanying consolidated balance sheet at present value using effective rates of 5.11% and 5.42%, respectively.

We have a fixed rate promissory note agreement with a financial institution pursuant to which we may borrow up to $150.0 million in the form of loan participation notes through one of our subsidiaries in Europe. The interest rate on borrowings under this agreement is at an all-in fixed rate determined by the lender and agreed to by us at the date of each borrowing. At June 30, 2008, no borrowings were outstanding under this agreement. Debt issuance costs incurred related to this agreement were de minimis.

We have an overdraft borrowing agreement with a financial institution pursuant to which our subsidiary in Turkey may be credited to satisfy outstanding negative daily balances arising from its business operations. The total balance outstanding at any time shall not exceed 20.0 million Turkish lira. The interest rate applicable to each such credit shall be 40 basis points per annum above the spot rate charged by the lender or the lender's floating call rate agreed to by us at each borrowing. There were no debt issuance costs incurred related to this agreement. The outstanding balance at June 30, 2008 ($13.1 million at the exchange rate at June 30, 2008) is classified as short-term debt in our consolidated balance sheet. Subsequent to June 30, 2008, this facility was increased to 30.0 million Turkish lira and the interest rate spread on borrowings was increased to 55 basis points per annum.

We have a 3.0 billion yen revolving credit facility that expires on March 24, 2009. The interest rate on borrowings under the credit facility is based on TIBOR (Tokyo Interbank Offered Rate) and a 10 basis point facility fee is incurred on the undrawn balance. At June 30, 2008, no borrowings were outstanding under this facility.

Our business is seasonal in nature and, accordingly, our working capital needs vary. From time to time, we may enter into investing and financing transactions that require additional funding. To the extent that these needs exceed cash from operations, we could, subject to market conditions, issue commercial paper, issue long-term debt securities or borrow under our revolving credit facilities.

Total debt as a percent of total capitalization was 42% at June 30, 2008 and 48% at June 30, 2007.

The effects of inflation have not been significant to our overall operating results in recent years. Generally, we have been able to introduce new products at higher selling prices or increase selling prices sufficiently to offset cost increases, which have been moderate.

Based on past performance and current expectations, we believe that cash on hand, cash generated from operations, available credit lines and access to credit markets will be adequate to support currently planned business operations, information systems enhancements, capital expenditures, stock repurchases, commitments and other contractual obligations on both a near-term and long-term basis.

Cash Flows

Net cash provided by operating activities was $690.1 million, $661.6 million and $709.8 million in fiscal 2008, 2007 and 2006, respectively. The increase in fiscal 2008 as compared with fiscal 2007 primarily reflected a higher level of cash generated from net earnings before non-cash items such as depreciation, amortization and stock-based compensation. Approximately $91 million of the change in deferred income taxes was offset by a correlative change in noncurrent accrued income taxes reflecting the balance sheet presentation of unrecognized tax benefits (see Note 9 of Notes to Consolidated Financial Statements for further discussion). These changes were partially offset by the timing and level of payments on trade payables in North America and higher accounts receivable levels, primarily reflecting the continuing significant sales growth from our international operations, which carry longer customer payment terms.

The net decrease in operating cash flows from fiscal 2006 to fiscal 2007 reflected higher domestic and international inventory levels primarily driven by growth in new and emerging international markets, increased regulatory requirements and the building of safety stock for the implementation of SAP as part of our Strategic Modernization Initiative at our Aveda manufacturing facility. In addition, the decrease in operating cash flows reflected higher accounts receivable balances, primarily related to significant sales growth from our international operations. Cash flows were also impacted by cash payments made during fiscal 2007 related to our fiscal 2006 cost savings initiative. Partially offsetting the decrease was an improvement in cash generated from net earnings from continuing operations.

Net cash used for investing activities was $478.5 million, $373.8 million and $303.2 million in fiscal 2008, 2007 and 2006. The increase during fiscal 2008 primarily reflected cash payments related to the acquisition of Ojon Corporation and the exclusive rights to sell and distribute Ojon products worldwide, and to a lesser extent, the acquisition of an Aveda distributor. Capital expenditures also increased from the prior year reflecting incremental spending for counters and the higher costs of technology related to our continuing company-wide initiative to upgrade our information systems. The increase in cash flows used for investing activities from fiscal 2006 to fiscal 2007 primarily reflected capital expenditures, which reflected our company-wide initiative to upgrade our information systems, as well as store improvements and counter construction. Fiscal 2007 investing activities also reflected the purchase of the remaining equity interest in Bumble and Bumble Products, LLC and Bumble and Bumble, LLC, as well as the acquisition of businesses engaged in the wholesale distribution and retail sale of our products in the United States and other countries.

Cash used for financing activities was $78.1 million, $411.6 million and $594.6 million in fiscal 2008, 2007 and 2006, respectively. The fiscal 2008 improvement in cash used for financing activities primarily reflected higher treasury stock repurchases in the prior year, which were partially funded by the issuance of long-term debt. Also contributing to the change in net cash used for financing activities was an increase in outstanding commercial paper, partially offset by lower cash inflows from stock option exercises. The improvement in cash flows used for financing activities from fiscal 2006 to fiscal 2007 reflected a net increase in short-term and long-term borrowings and an increase in proceeds from employee stock transactions, partially offset by increases in treasury stock repurchases and an increase in dividends paid to stockholders.

Dividends

On November 9, 2007, the Board of Directors declared an annual dividend of $.55 per share on our Class A and Class B Common Stock, of which an aggregate of $106.6 million was paid on December 27, 2007 to stockholders of record at the close of business on December 7, 2007. The annual common stock dividend declared during fiscal 2007 was $.50 per share, of which an aggregate of $103.6 million was paid on December 27, 2006 to stockholders of record at the close of business on December 8, 2006.

Pension Plan Funding and Expense

We maintain pension plans covering substantially all of our full-time employees for our U.S. operations and a majority of our international operations. Several plans provide pension benefits based primarily on years of service and employees' earnings. In the United States, we maintain a trust-based, noncontributory qualified defined benefit pension plan ("U.S. Qualified Plan"). Additionally, we have an unfunded, non-qualified domestic noncontributory pension plan to provide benefits in excess of statutory limitations. Our international pension plans are comprised of defined benefit and defined contribution plans.

Several factors influence our annual funding requirements. For the U.S. Qualified Plan, our funding policy consists of annual contributions at a rate that provides for future plan benefits and maintains appropriate funded percentages. Such contribution is not less than the minimum required by the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and subsequent pension legislation, and is not more than the maximum amount deductible for income tax purposes. For each international plan, our funding policies are determined by local laws and regulations. In addition, amounts necessary to fund future obligations under these plans could vary depending on estimated assumptions (as detailed in *"Critical Accounting Polices and Estimates"*). The effect of our pension plan funding on future operating results will depend on economic conditions, employee demographics, mortality rates, the number of participants electing to take lump-sum distributions, investment performance and funding decisions.

For fiscal 2008 and 2007, there was no minimum contribution to the U.S. Qualified Plan required by ERISA. During the first quarter of fiscal 2007, the Pension Protection Act of 2006 was adopted into law in the United States. Certain provisions of this law changed the calculation related to the maximum contribution amount deductible for income tax purposes. As a result of these provisions, we made discretionary contributions totaling $25.0 million and $20.0 million to the U.S. Qualified Plan during fiscal 2008 and 2007, respectively. During fiscal 2009, we expect to make cash contributions totaling approximately $15 million to the U.S. Qualified Plan.

For fiscal 2008 and 2007, we made benefit payments under our non-qualified domestic noncontributory pension plan of $7.7 million and $5.3 million, respectively. We expect to make benefit payments under this plan during fiscal 2009 of approximately $7 million. For fiscal 2008 and 2007, we made cash contributions to our international defined benefit pension plans of $35.3 million and $24.0 million, respectively. We expect to make contributions under these plans during fiscal 2009 of approximately $46 million.

Commitments and Contingencies

Certain of our business acquisition agreements include "earn-out" provisions. These provisions generally require that we pay to the seller or sellers of the business additional amounts based on the performance of the acquired business. Since the size of each payment depends upon performance of the acquired business, we do not expect that such payments will have a material adverse impact on our future results of operations or financial condition.

For additional contingencies, refer to *"Item 3. Legal Proceedings."*

Contractual Obligations

The following table summarizes scheduled maturities of our contractual obligations for which cash flows are fixed and determinable as of June 30, 2008:

		Payments Due in Fiscal					
	Total	2009	2010	2011	2012	2013	Thereafter
(In millions)							
Debt service(1)	$2,192.2	$ 176.6	$ 70.4	$ 61.1	$309.8	$ 56.8	$1,517.5
Operating lease commitments	1,338.5	200.8	180.9	156.0	132.6	119.3	548.9
Unconditional purchase obligations(2)	2,081.2	1,157.0	228.4	191.3	158.4	150.0	196.1
Gross unrecognized tax benefits and interest—current(3)	75.7	75.7	—	—	—	—	—
Total contractual obligations	$5,687.6	$1,610.1	$479.7	$408.4	$600.8	$326.1	$2,262.5

(1) Includes long-term and short-term debt and the related projected interest costs, and to a lesser extent, capital lease commitments. Interest costs on long-term and short-term debt are projected to be $57.6 million in fiscal 2009, $58.8 million in fiscal 2010, $57.4 million in each of the years from fiscal 2011 through fiscal 2012, $42.5 million in fiscal 2013 and $713.8 million thereafter. Projected interest costs on variable rate instruments were calculated using market rates at June 30, 2008. Refer to Note 11 of Notes to Consolidated Financial Statements.

(2) Unconditional purchase obligations primarily include inventory commitments, estimated future earn-out payments, estimated royalty payments pursuant to license agreements, advertising commitments, capital improvement commitments, planned funding of pension and other post-retirement benefit obligations, commitments pursuant to executive compensation arrangements and obligations related to our cost savings initiative. Future earn-out payments and future royalty and advertising commitments were estimated based on planned future sales for the term that was in effect at June 30, 2008, without consideration for potential renewal periods.

(3) Refer to Note 9 of Notes to Consolidated Financial Statements for information regarding unrecognized tax benefits. During the fourth quarter of fiscal 2008, we made a cash payment of $35.0 million to the U.S. Treasury as an advance deposit, which is not reflected as a reduction to the $75.7 million. As of June 30, 2008, the noncurrent portion of our unrecognized tax benefits, including related accrued interest and penalties was $177.3 million. At this time, the settlement period for the noncurrent portion of the unrecognized tax benefits, including related accrued interest and penalties, cannot be determined and therefore was not included.

Derivative Financial Instruments and Hedging Activities

We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We primarily enter into foreign currency forward and option contracts to reduce the effects of fluctuating foreign currency exchange rates. We also enter into interest rate derivative contracts to manage the effects of fluctuating interest rates. We categorize these instruments as entered into for purposes other than trading.

For each derivative contract entered into where we look to obtain special hedge accounting treatment, we formally document the relationship between the hedging instrument and hedged item, as well as its risk-management objective and strategy for undertaking the hedge, the nature of the risk being hedged, how the hedging instruments' effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective, then we will be required to discontinue hedge accounting with respect to that derivative prospectively.

Foreign Exchange Risk Management

We enter into foreign currency forward contracts to hedge anticipated transactions, as well as receivables and payables denominated in foreign currencies, for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on our costs and on the cash flows that we receive from foreign subsidiaries. The majority of foreign currency forward contracts are denominated in currencies of major industrial countries and are with large financial institutions rated as strong investment grade by a major rating agency. We also enter into foreign currency option contracts to hedge anticipated transactions where there is a high probability that anticipated exposures will materialize. The foreign currency forward and option contracts entered into to hedge anticipated transactions have been designated as cash-flow hedges. Hedge effectiveness of foreign currency forward contracts is based on a hypothetical derivative methodology and excludes the portion of fair value attributable to the spot-forward difference which is recorded in current-period earnings. Hedge effectiveness of foreign currency option contracts is based on a dollar offset methodology. The ineffective portion of both foreign currency forward and option contracts is recorded in current-period earnings. For hedge contracts that are no longer deemed highly effective, hedge accounting is discontinued and gains and losses accumulated in other comprehensive income are reclassified to earnings when the underlying forecasted transaction occurs. If it is probable that the forecasted transaction will no longer occur, then any gains or losses accumulated in other comprehensive income are reclassified to current-period earnings. As of June 30, 2008, these cash-flow hedges were highly effective, in all material respects.

As a matter of policy, we only enter into contracts with counterparties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions. We do not have significant exposure to any one counterparty. Our exposure to credit loss in the event of nonperformance by any of the counterparties is limited to only the recognized, but not realized, gains attributable to the contracts. Management believes risk of default under these hedging contracts is remote and in any event would not be material to the consolidated financial results. The contracts have varying maturities through the end of June 2009. Costs associated with entering into such contracts have not been material to our consolidated financial results. We do not utilize derivative financial instruments for trading or speculative purposes.

At June 30, 2008, we had foreign currency forward contracts and option contracts in the amount of $1,229.0 million and $64.9 million, respectively. The foreign currencies included in foreign currency forward contracts (notional value stated in U.S. dollars) are principally the Euro ($221.6 million), British pound ($220.7 million), Swiss franc ($206.5 million), Canadian dollar ($130.0 million), Australian dollar ($91.8 million), Russian ruble ($71.9 million) and Japanese yen ($64.4 million). The foreign currencies included in foreign currency option contracts (notional value stated in U.S. dollars) are principally the Canadian dollar ($36.8 million) and the South Korean won ($23.1 million).

Interest Rate Risk Management

We enter into interest rate derivative contracts to manage the exposure to fluctuations of interest rates on our funded indebtedness and anticipated issuance of debt for periods consistent with the identified exposures. All interest rate derivative contracts are with large financial institutions rated as strong investment grade by a major rating agency.

We have interest rate swap agreements, with a notional amount totaling $250.0 million, to effectively convert the fixed rate interest on our 2017 Senior Notes to variable interest rates based on six-month LIBOR. The interest rate swaps were designated as fair-value hedges. As of June 30, 2008, these fair-value hedges were highly effective, in all material respects.

Market Risk

We use a value-at-risk model to assess the market risk of our derivative financial instruments. Value-at-risk represents the potential losses for an instrument or portfolio from adverse changes in market factors for a specified time period and confidence level. We estimate value-at-risk across all of our derivative financial instruments using a model with historical volatilities and correlations calculated over the past 250-day period. The measured value-at-risk, calculated as an average, for the twelve months ended June 30, 2008 related to our foreign exchange contracts and our interest rate contracts was $11.3 million and $20.0 million, respectively. The model estimates were made assuming normal market conditions and a 95 percent confidence level. We used a statistical simulation model that valued our derivative financial instruments against one thousand randomly generated market price paths.

Our calculated value-at-risk exposure represents an estimate of reasonably possible net losses that would be recognized on our portfolio of derivative financial instruments assuming hypothetical movements in future market rates and is not necessarily indicative of actual results, which may or may not occur. It does not represent the maximum possible loss or any expected loss that may occur, since actual future gains and losses will differ from those estimated, based upon actual fluctuations in market rates, operating exposures, and the timing thereof, and changes in our portfolio of derivative financial instruments during the year.

We believe, however, that any such loss incurred would be offset by the effects of market rate movements on the respective underlying transactions for which the derivative financial instrument was intended.

OFF-BALANCE SHEET ARRANGEMENTS

We do not maintain any off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities that would be expected to have a material current or future effect upon our financial condition or results of operations.

RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), to clarify the definition of fair value, establish a framework for measuring fair value and expand the disclosures on fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). SFAS No. 157 also stipulates that, as a market-based measurement, fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability, and establishes a fair value hierarchy that distinguishes between (a) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (b) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).

In February 2008, the FASB issued FSP No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13." This FSP amends SFAS No. 157 to exclude certain leasing transactions accounted for under previously existing accounting guidance. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination, regardless of whether those assets and liabilities are related to leases.

SFAS No. 157 becomes effective for us in the beginning of fiscal 2009. We are currently evaluating the impact of the provisions of SFAS No. 157 on our consolidated financial statements. In February 2008, the FASB issued FSP No. FAS 157-2, "Effective Date for FASB Statement No. 157." This FSP permits the delayed application of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, as defined in this FSP, except for those that are recognized or disclosed at fair value in the financial statements at least annually, until the beginning of our fiscal 2010.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), to permit all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption. We are currently evaluating the impact of the provisions of SFAS No. 159 on our consolidated financial statements, if any, when it becomes effective in the beginning of fiscal 2009.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) replaces SFAS No. 141, "Business Combinations," however, it retains the fundamental requirements of the former Statement that the acquisition method of accounting (previously referred to as the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. Among other requirements, SFAS No. 141(R) requires the acquiring entity in a business combination to recognize the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at their acquisition-date fair values, with limited exceptions; acquisition-related costs generally will be expensed as incurred. SFAS No. 141(R) requires certain financial statement disclosures to enable users to evaluate and understand the nature and financial effects of the business combination. SFAS No. 141(R) must be applied prospectively to business combinations that are consummated on or after July 1, 2009.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" ("SFAS No. 160") to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Among other requirements, SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is to be reported as a separate component of equity in the consolidated financial statements. SFAS No. 160 also requires consolidated net income to include the amounts attributable to both the parent and the noncontrolling interest and to disclose those amounts on the face of the consolidated statement of income. SFAS No. 160 must be applied prospectively for fiscal years, and interim periods within those fiscal years, beginning in our fiscal 2010, except for the presentation and disclosure requirements, which will be applied retrospectively for all periods presented.

In December 2007, the FASB ratified the consensus reached on Emerging Issues Task Force ("EITF") Issue No. 07-1, "Collaborative Arrangements," ("EITF No. 07-1"). This EITF addresses accounting for collaborative arrangement activities that are conducted without the creation of a separate legal entity for the arrangement. Revenues and costs incurred with third parties in connection with the collaborative arrangement should be presented gross or net by the collaborators pursuant to the guidance in EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," and other applicable accounting literature. Payments to or from collaborators should be presented in the income statement based on the nature of the arrangement, the nature of the company's business and whether the payments are within the scope of other accounting literature. Other detailed information related to the collaborative arrangement is also required to be disclosed. The requirements under this EITF must be applied to collaborative arrangements in existence at the beginning of our fiscal 2010 using a modified version of retrospective application. We are currently evaluating the impact the provisions of EITF No. 07-1 will have on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" ("SFAS No. 161"). SFAS No. 161 requires companies to provide qualitative disclosures about their objectives and strategies for using derivative instruments, quantitative disclosures of the fair values and gains and losses of these derivative instruments in a tabular format, as well as more information about liquidity by requiring disclosure of a derivative contract's credit-risk-related contingent features. SFAS No. 161 also requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. We are currently evaluating the disclosure requirements of SFAS No. 161. As this is a disclosure-only standard, we do not anticipate an impact on our consolidated financial statements as a result of its adoption. SFAS No. 161 becomes effective for our March 2009 interim consolidated financial statements.

In April 2008, the FASB issued FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets." This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). This FSP also adds certain disclosures to those already prescribed in SFAS No. 142. FSP No. FAS 142-3 becomes effective for fiscal years, and interim periods within those fiscal years, beginning in our fiscal 2010. The guidance for determining useful lives must be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements must be applied prospectively to all intangible assets recognized as of the effective date.

In June 2008, the FASB issued FSP No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." This FSP provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. Upon adoption, a company is required to retrospectively adjust its earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform with the provisions in this FSP. Early application of this FSP is prohibited. We do not issue share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents.

FORWARD-LOOKING INFORMATION

We and our representatives from time to time make written or oral forward-looking statements, including statements contained in this and other filings with the Securities and Exchange Commission, in our press releases and in our reports to stockholders. The words and phrases "will likely result," "expect," "believe," "planned," "may," "should," "could," "anticipate," "estimate," "project," "intend," "forecast" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, our expectations regarding sales, earnings or other future financial performance and liquidity, product introductions, entry into new geographic regions, information systems initiatives, new methods of sale and future operations or operating results. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, actual results may differ materially from our expectations. Factors that could cause actual results to differ from expectations include, without limitation:

(1) increased competitive activity from companies in the skin care, makeup, fragrance and hair care businesses, some of which have greater resources than we do;

(2) our ability to develop, produce and market new products on which future operating results may depend and to successfully address challenges in our core brands, including gift with purchase, and in our fragrance business;

(3) consolidations, restructurings, bankruptcies and reorganizations in the retail industry causing a decrease in the number of stores that sell our products, an increase in the ownership concentration within the retail industry, ownership of retailers by our competitors or ownership of competitors by our customers that are retailers;

(4) destocking by retailers;

(5) the success, or changes in timing or scope, of new product launches and the success, or changes in the timing or the scope, of advertising, sampling and merchandising programs;

(6) shifts in the preferences of consumers as to where and how they shop for the types of products and services we sell;

(7) social, political and economic risks to our foreign or domestic manufacturing, distribution and retail operations, including changes in foreign investment and trade policies and regulations of the host countries and of the United States;

(8) changes in the laws, regulations and policies (including the interpretations and enforcement thereof) that affect, or will affect, our business, including those relating to our products, changes in accounting standards, tax laws and regulations, trade rules and customs regulations, and the outcome and expense of legal or regulatory proceedings, and any action we may take as a result;

(9) foreign currency fluctuations affecting our results of operations and the value of our foreign assets, the relative prices at which we and our foreign competitors sell products in the same markets and our operating and manufacturing costs outside of the United States;

(10) changes in global or local conditions, including those due to natural or man-made disasters, real or perceived epidemics, or energy costs, that could affect consumer purchasing, the willingness or ability of consumers to travel and/or purchase our products while traveling, the financial strength of our customers, suppliers or other contract counterparties, our operations, the cost and availability of capital which we may need for new equipment, facilities or acquisitions, the cost and availability of raw materials and the assumptions underlying our critical accounting estimates;

(11) shipment delays, depletion of inventory and increased production costs resulting from disruptions of operations at any of the facilities that manufacture nearly all of our supply of a particular type of product (i.e., focus factories) or at our distribution or inventory centers, including disruptions that may be caused by the implementation of SAP as part of our Strategic Modernization Initiative;

(12) real estate rates and availability, which may affect our ability to increase the number of retail locations at which we sell our products and the costs associated with our other facilities;

(13) changes in product mix to products which are less profitable;

(14) our ability to acquire, develop or implement new information and distribution technologies, on a timely basis and within our cost estimates;

(15) our ability to capitalize on opportunities for improved efficiency, such as publicly-announced cost-savings initiatives, and to integrate acquired businesses and realize value therefrom;

(16) consequences attributable to the events that are currently taking place in the Middle East, including terrorist attacks, retaliation and the threat of further attacks or retaliation;

(17) the timing and impact of acquisitions and divestitures, which depend on willing sellers and buyers, respectively; and

(18) additional factors as described in our filings with the Securities and Exchange Commission, including this Annual Report on Form 10-K for the fiscal year ended June 30, 2008.

We assume no responsibility to update forward-looking statements made herein or otherwise.

CONSOLIDATED STATEMENTS OF EARNINGS

YEAR ENDED JUNE 30 (In millions, except per share data)	2008	2007	2006
Net Sales	$7,910.8	$7,037.5	$6,463.8
Cost of sales	1,996.8	1,774.8	1,686.6
Gross Profit	5,914.0	5,262.7	4,777.2
Operating expenses:			
Selling, general and administrative	5,102.9	4,511.7	4,065.5
Special charges related to cost savings initiative	0.4	1.1	92.1
	5,103.3	4,512.8	4,157.6
Operating Income	810.7	749.9	619.6
Interest expense, net	66.8	38.9	23.8
Earnings before Income Taxes, Minority Interest and Discontinued Operations	743.9	711.0	595.8
Provision for income taxes	259.9	255.2	259.7
Minority interest, net of tax	(10.2)	(7.1)	(11.6)
Net Earnings from Continuing Operations	473.8	448.7	324.5
Discontinued operations, net of tax	—	0.5	(80.3)
Net Earnings	$ 473.8	$ 449.2	$ 244.2
Basic net earnings per common share:			
Net earnings from continuing operations	$ 2.44	$ 2.20	$ 1.51
Discontinued operations, net of tax	—	.00	(.37)
Net earnings	$ 2.44	$ 2.20	$ 1.14
Diluted net earnings per common share:			
Net earnings from continuing operations	$ 2.40	$ 2.16	$ 1.49
Discontinued operations, net of tax	—	.00	(.37)
Net earnings	$ 2.40	$ 2.16	$ 1.12
Weighted average common shares outstanding:			
Basic	193.9	204.3	215.0
Diluted	197.1	207.8	217.4
Cash dividends declared per share	$ .55	$ .50	$ .40

See notes to consolidated financial statements.

JUNE 30 ($ in millions)	2008	2007
ASSETS		
Current Assets		
Cash and cash equivalents	$ 401.7	$ 253.7
Accounts receivable, net	1,038.8	860.5
Inventory and promotional merchandise, net	987.2	855.8
Prepaid expenses and other current assets	359.5	269.4
Total current assets	2,787.2	2,239.4
Property, Plant and Equipment, net	1,043.1	880.8
Other Assets		
Investments, at cost or market value	24.1	22.2
Goodwill and other intangible assets, net	900.8	764.7
Other assets, net	256.0	218.6
Total other assets	1,180.9	1,005.5
Total assets	$ 5,011.2	$ 4,125.7
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Short-term debt	$ 118.7	$ 60.4
Accounts payable	361.7	314.7
Accrued income taxes	151.2	161.7
Other accrued liabilities	1,067.6	963.9
Total current liabilities	1,699.2	1,500.7
Noncurrent Liabilities		
Long-term debt	1,078.2	1,028.1
Other noncurrent liabilities	554.0	376.6
Total noncurrent liabilities	1,632.2	1,404.7
Commitments and Contingencies (Note 15)		
Minority Interest	26.6	21.3
Stockholders' Equity		
Common stock, $.01 par value; 650,000,000 shares Class A authorized; shares issued: 180,754,534 at June 30, 2008 and 173,365,104 at June 30, 2007; 240,000,000 shares Class B authorized; shares issued and outstanding: 78,067,261 at June 30, 2008 and 81,804,761 at June 30, 2007	2.6	2.6
Paid-in capital	979.0	801.7
Retained earnings	3,085.1	2,731.5
Accumulated other comprehensive income	110.8	54.7
	4,177.5	3,590.5
Less: Treasury stock, at cost; 63,914,699 Class A shares at June 30, 2008 and 60,841,674 Class A shares at June 30, 2007	(2,524.3)	(2,391.5)
Total stockholders' equity	1,653.2	1,199.0
Total liabilities and stockholders' equity	$ 5,011.2	$ 4,125.7

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

YEAR ENDED JUNE 30 (In millions)	2008	2007	2006
STOCKHOLDERS' EQUITY			
Common stock, beginning of year	$ 2.6	$ 2.5	$ 2.5
Stock-based compensation programs	—	0.1	—
Common stock, end of year	2.6	2.6	2.5
Paid-in capital, beginning of year	801.7	581.0	465.2
Stock-based compensation programs	172.7	220.7	115.8
Settlement of accelerated share repurchase program	4.6	—	—
Paid-in capital, end of year	979.0	801.7	581.0
Retained earnings, beginning of year	2,731.5	2,361.9	2,203.2
Cumulative effect of adjustments resulting from adoption of new accounting standards	(13.1)	24.2	—
Adjusted retained earnings, beginning of year	2,718.4	2,386.1	2,203.2
Common stock dividends	(106.8)	(103.8)	(85.5)
Stock-based compensation programs	(0.3)	—	—
Net earnings for the year	473.8	449.2	244.2
Retained earnings, end of year	3,085.1	2,731.5	2,361.9
Accumulated other comprehensive income, beginning of year	54.7	64.7	9.4
Other comprehensive income (loss)	56.1	47.3	55.3
Adjustment to initially apply FASB Statement No. 158, net of tax (Note 13)	—	(57.3)	—
Accumulated other comprehensive income, end of year	110.8	54.7	64.7
Treasury stock, beginning of year	(2,391.5)	(1,387.8)	(987.5)
Acquisition of treasury stock, net of issuances	(132.8)	(1,003.7)	(400.3)
Treasury stock, end of year	(2,524.3)	(2,391.5)	(1,387.8)
Total stockholders' equity	$ 1,653.2	$ 1,199.0	$ 1,622.3
COMPREHENSIVE INCOME			
Net earnings	$ 473.8	$ 449.2	$ 244.2
Other comprehensive income (loss):			
Net unrealized investment gains (losses), net of tax	(0.5)	0.3	0.1
Net derivative instrument gains (losses), net of tax	(0.3)	(2.1)	(1.7)
Net minimum pension liability adjustments, net of tax	—	(4.0)	29.9
Net actuarial gains (losses), net of tax	(17.8)	—	—
Net prior service credit (cost), net of tax	(23.7)	—	—
Net transition asset (obligation), net of tax	0.1	—	—
Translation adjustments	98.3	53.1	27.0
Other comprehensive income (loss)	56.1	47.3	55.3
Total comprehensive income	$ 529.9	$ 496.5	$ 299.5

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED JUNE 30	2008	2007	2006
(In millions)			
Cash Flows from Operating Activities			
Net earnings	**$ 473.8**	$ 449.2	$ 244.2
Adjustments to reconcile net earnings to net cash flows from operating activities:			
Depreciation and amortization	**250.7**	207.2	198.4
Deferred income taxes	**(115.6)**	9.9	(74.3)
Minority interest, net of tax	**10.2**	7.1	11.6
Non-cash stock-based compensation	**47.2**	43.3	35.9
Excess tax benefits from stock-based compensation arrangements	**(1.1)**	(9.4)	(6.7)
Loss on disposal of fixed assets	**12.5**	13.4	13.2
Discontinued operations, net of tax	**—**	(0.5)	80.3
Other non-cash items	**15.7**	11.8	0.8
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable, net	**(86.5)**	(68.0)	14.6
Decrease (increase) in inventory and promotional merchandise, net	**(70.7)**	(70.8)	1.9
Decrease (increase) in other assets	**(5.7)**	(26.3)	7.0
Increase in accounts payable	**17.1**	46.4	9.1
Increase in accrued income taxes	**122.6**	44.9	63.5
Increase in other accrued liabilities	**32.5**	13.1	66.2
Increase (decrease) in other noncurrent liabilities	**(12.6)**	(4.0)	61.6
Net cash flows provided by operating activities of continuing operations	**690.1**	667.3	727.3
Net cash flows used for operating activities of discontinued operations	**—**	(5.7)	(17.5)
Net cash flows provided by operating activities	**690.1**	661.6	709.8
Cash Flows from Investing Activities			
Capital expenditures	**(357.8)**	(312.1)	(260.6)
Capital expenditures of discontinued operations	**—**	—	(0.6)
Acquisition of businesses, net of cash acquired	**(116.0)**	(61.2)	(51.7)
Proceeds from divestitures	**—**	—	9.3
Proceeds from disposition of long-term investments	**—**	—	0.5
Purchases of long-term investments	**(4.7)**	(0.5)	(0.1)
Net cash flows used for investing activities	**(478.5)**	(373.8)	(303.2)
Cash Flows from Financing Activities			
Increase (decrease) in short-term debt, net	**54.8**	(31.6)	(82.0)
Proceeds from issuance of long-term debt, net	**—**	590.6	—
Net settlement of interest rate derivatives	**—**	(11.1)	—
Repayments and redemptions of long-term debt	**(5.9)**	(5.6)	(97.8)
Net proceeds from employee stock transactions	**117.3**	154.1	67.3
Excess tax benefits from stock-based compensation arrangements	**1.1**	9.4	6.7
Payments to acquire treasury stock	**(129.6)**	(1,004.3)	(400.5)
Dividends paid to stockholders	**(106.6)**	(103.6)	(85.4)
Distributions made to minority holders of consolidated subsidiaries	**(9.2)**	(9.5)	(2.9)
Net cash flows used for financing activities	**(78.1)**	(411.6)	(594.6)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**14.5**	8.9	3.3
Net Increase (Decrease) in Cash and Cash Equivalents	**148.0**	(114.9)	(184.7)
Cash and Cash Equivalents at Beginning of Year	**253.7**	368.6	553.3
Cash and Cash Equivalents at End of Year	**$ 401.7**	$ 253.7	$ 368.6
Supplemental disclosures of cash flow information (Note 20)			
Cash paid during the year for:			
Interest	**$ 74.1**	$ 44.6	$ 33.8
Income Taxes	**$ 249.9**	$ 199.6	$ 256.9

See notes to consolidated financial statements.

NOTE 1—DESCRIPTION OF BUSINESS

The Estée Lauder Companies Inc. manufactures, markets and sells skin care, makeup, fragrance and hair care products around the world. Products are marketed under the following brand names: Estée Lauder, Aramis, Clinique, Prescriptives, Lab Series, Origins, M·A·C, Bobbi Brown, La Mer, Aveda, Jo Malone, Bumble and bumble, Darphin, American Beauty, Flirt!, Good Skin™, Grassroots, Ojon and Eyes by Design. The Estée Lauder Companies Inc. is also the global licensee of the Tommy Hilfiger, Kiton, Donna Karan, Michael Kors, Sean John, Missoni, Daisy Fuentes, Tom Ford and Mustang brand names for fragrances and/or cosmetics.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of The Estée Lauder Companies Inc. and its subsidiaries (collectively, the "Company") as continuing operations, with the exception of the operating results of its reporting unit that marketed and sold Stila brand products, which have been reflected as discontinued operations for fiscal 2007 and 2006 (see Note 7). All significant intercompany balances and transactions have been eliminated.

Certain amounts in the consolidated financial statements of prior years have been reclassified to conform to current year presentation for comparative purposes.

Management Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses reported in those financial statements. Actual results could differ from those estimates and assumptions.

Currency Translation and Transactions

All assets and liabilities of foreign subsidiaries and affiliates are translated at year-end rates of exchange, while revenue and expenses are translated at weighted average rates of exchange for the year. Unrealized translation gains or losses are reported as cumulative translation adjustments through other comprehensive income. Such adjustments amounted to $98.3 million, $53.1 million and $27.0 million of unrealized translation gains in fiscal 2008, 2007 and 2006, respectively.

The Company enters into foreign currency forward and option contracts to hedge foreign currency transactions for periods consistent with its identified exposures. Accordingly, the Company categorizes these instruments as entered into for purposes other than trading.

The accompanying consolidated statements of earnings include net exchange gains (losses) of $3.9 million, $(0.6) million and $4.0 million in fiscal 2008, 2007 and 2006, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include $66.6 million and $51.3 million of short-term time deposits at June 30, 2008 and 2007, respectively. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable is stated net of the allowance for doubtful accounts and customer deductions of $26.3 million and $23.3 million as of June 30, 2008 and 2007, respectively.

Inventory and Promotional Merchandise

Inventory and promotional merchandise only includes inventory considered saleable or usable in future periods, and is stated at the lower of cost or fair-market value, with cost being determined on the first-in, first-out method. Cost components include raw materials, componentry, direct labor and overhead (e.g., indirect labor, utilities, depreciation, purchasing, receiving, inspection and warehousing) as well as inbound freight. Promotional merchandise is charged to expense at the time the merchandise is shipped to the Company's customers. Included in inventory and promotional merchandise is an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated realizable value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends and requirements to support forecasted sales. In addition, and as necessary, specific reserves for future known or anticipated events may be established.

Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS No. 133") as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 also requires the recognition of all derivative instruments as either assets or liabilities on the balance sheet and that they be measured at fair value.

Property, Plant and Equipment

Property, plant and equipment, including leasehold and other improvements that extend an asset's useful life or productive capabilities, are carried at cost less accumulated depreciation and amortization. The cost of assets related to projects in progress of $129.0 million and $72.1 million as of June 30, 2008 and 2007, respectively, is included in their respective asset categories in Note 5. For financial statement purposes, depreciation is provided principally on the straight-line method over the estimated useful lives of the assets ranging from 3 to 40 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lives of the respective leases or the expected useful lives of those improvements.

Investments

Under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), available-for-sale securities are recorded at market value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a component of stockholders' equity until realized. The Company's investments subject to the provisions of SFAS No. 115 are treated as available-for-sale and, accordingly, the applicable investments have been adjusted to market value with a corresponding adjustment, net of tax, to net unrealized investment gains in accumulated other comprehensive income. Accumulated other comprehensive income includes an unrealized investment gain (net of deferred taxes) of $0.3 million and $0.8 million at June 30, 2008 and 2007, respectively.

Goodwill and Other Intangible Assets

The Company follows the provisions of SFAS No. 141, "Business Combinations" ("SFAS No. 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). These statements establish financial accounting and reporting standards for acquired goodwill and other intangible assets. Specifically, the standards address how acquired intangible assets should be accounted for both at the time of acquisition and after they have been recognized in the financial statements. In accordance with SFAS No. 142, intangible assets, including purchased goodwill, must be evaluated for impairment. Those intangible assets that will continue to be classified as goodwill or as other intangibles with indefinite lives are no longer amortized.

In accordance with SFAS No. 142, the impairment testing is performed in two steps: (i) the Company determines impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, the Company measures the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. To determine fair value, the Company relies on three valuation models: guideline public companies, acquisition analysis and discounted cash flow. For goodwill valuation purposes only, the revised fair value of a reporting unit is allocated to the assets and liabilities of the business unit to arrive at an implied fair value of goodwill, based upon known facts and circumstances, as if the acquisition occurred at that time.

Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets in question may not be recoverable. An impairment would be recorded in circumstances where expected undiscounted cash flows from the use and eventual disposition of an asset are less than the carrying value of that asset.

Concentration of Credit Risk

The Company is a worldwide manufacturer, marketer and distributor of skin care, makeup, fragrance and hair care products. Domestic and international sales are made primarily to department stores, perfumeries and specialty retailers. The Company grants credit to all qualified customers and does not believe it is exposed significantly to any undue concentration of credit risk.

During fiscal 2006, Federated Department Stores, Inc. acquired The May Department Stores Company, resulting in the merger of the Company's previous two largest customers (collectively "Macy's, Inc."). This customer sells products primarily within North America and accounted for $951.4 million, or 12%, $958.8 million, or 14%, and $1,005.8 million, or 16%, of the Company's consolidated net sales in fiscal 2008, 2007 and 2006, respectively. This customer accounted for $109.2 million, or 11%, and $105.3 million, or 12%, of the Company's accounts receivable at June 30, 2008 and 2007, respectively.

Revenue Recognition

Revenues from merchandise sales are recognized upon transfer of ownership, including passage of title to the customer and transfer of the risk of loss related to those goods. In the Americas region, sales are generally recognized at the time the product is shipped to the customer and in the Europe, Middle East & Africa and Asia/Pacific regions sales are generally recognized based upon the customer's receipt. In certain circumstances, transfer of title takes place at the point of sale, for example, at the Company's retail stores. Sales at the Company's retail stores and online are recognized in accordance with a traditional 4-4-5 retail calendar, where each fiscal quarter is comprised of two 4-week periods and one 5-week period, with one extra week in one quarter every seven years. As a result, the retail quarter-end and the fiscal quarter-end may be different by up to six days.

Revenues are reported on a net sales basis, which is computed by deducting from gross sales the amount of actual product returns received, discounts, incentive arrangements with retailers and an amount established for anticipated product returns. The Company's practice is to accept product returns from retailers only if properly requested, authorized and approved. In accepting returns, the Company typically provides a credit to the retailer against accounts receivable from that retailer. As a percentage of gross sales, returns were 4.4%, 4.2% and 5.0% in fiscal 2008, 2007 and 2006, respectively.

Payments to Customers

The Company is subject to the provisions of Emerging Issues Task Force ("EITF") Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." In accordance with this guidance, the Company has recorded the revenues generated from purchase with purchase promotions as sales and the costs of its purchase with purchase and gift with purchase promotions as cost of sales. Certain other incentive arrangements require the payment of a fee to customers based on their attainment of pre-established sales levels. These fees have been recorded as a reduction of Net sales in the accompanying consolidated statements of earnings and were not material to the results of operations in any period presented.

The Company enters into transactions related to advertising, product promotions and demonstrations, some of which involve cooperative relationships with customers. These activities may be arranged either with unrelated third parties or in conjunction with the customer. The Company's share of the cost of these transactions (regardless of to whom they were paid) are reflected in Selling, general and administrative expenses in the accompanying consolidated statements of earnings and were approximately $1,098 million, $978 million and $912 million in fiscal 2008, 2007 and 2006, respectively.

Advertising and Promotion

Global net expenses for advertising, merchandising, sampling and promotion were $2,034.6 million, $1,841.9 million and $1,721.1 million in fiscal 2008, 2007 and 2006, respectively, and are expensed as incurred. These amounts include activities relating to purchase with purchase and gift with purchase promotions that are reflected in net sales and cost of sales. Excluding the impact of purchase with purchase and gift with purchase promotions, advertising, merchandising, sampling and promotion expenses included in operating expenses were $1,836.1 million, $1,640.9 million and $1,514.3 million in fiscal 2008, 2007 and 2006, respectively.

Research and Development

Research and development costs amounted to $80.9 million, $74.4 million and $72.0 million in fiscal 2008, 2007 and 2006, respectively. Research and development costs are expensed as incurred.

Operating Leases

The Company recognizes rent expense from operating leases with periods of free and scheduled rent increases on a straight-line basis over the applicable lease term. The Company considers lease renewals in the useful life of its leasehold improvements when such renewals are reasonably assured. From time to time, the Company may receive capital improvement funding from its lessors. These amounts are recorded as deferred liabilities and amortized over the remaining lease term as a reduction of rent expense.

License Arrangements

The Company's license agreements provide the Company with worldwide rights to manufacture, market and sell beauty and beauty-related products (or particular categories thereof) using the licensors' trademarks. The licenses typically have an initial term of approximately 3 years to 11 years, and are renewable subject to the Company's compliance with the license agreement provisions. The remaining terms, including the potential renewal periods, range from approximately 2 years to 22 years. Under each license, the Company is required to pay royalties to the licensor, at least annually, based on net sales to third parties.

Most of the Company's licenses were entered into to create new business. In some cases, the Company acquired, or entered into, a license where the licensor or another licensee was operating a pre-existing beauty products business. In those cases, intangible assets are capitalized and amortized over their useful lives based on the terms of the agreement and are subject to impairment testing if certain events or circumstances indicate a potential impairment.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"). This statement requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. SFAS No. 123(R) also requires that excess tax benefits related to stock option exercises be reflected as financing cash inflows instead of operating cash inflows.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," as amended. This statement establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. It requires an asset and liability approach for financial accounting and reporting of income taxes.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a two-step evaluation process for tax positions taken, or expected to be taken, in a tax return. The first step is recognition and the second is measurement. FIN 48 also provides guidance on derecognition, measurement, classification, disclosures, transition and accounting for interim periods. In May 2007, the FASB issued FASB Staff Position ("FSP") No. FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48, an amendment of FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes" ("FSP No. FIN 48-1"). FSP No. FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Company adopted the provisions of FIN 48, as amended, effective July 1, 2007.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), to clarify the definition of fair value, establish a framework for measuring fair value and expand the disclosures on fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). SFAS No. 157 also stipulates that, as a market-based measurement, fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability, and establishes a fair value hierarchy that distinguishes between (a) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (b) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).

In February 2008, the FASB issued FSP No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13." This FSP amends SFAS No. 157 to exclude certain leasing transactions accounted for under previously existing accounting guidance. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination, regardless of whether those assets and liabilities are related to leases.

SFAS No. 157 becomes effective for the Company in the beginning of fiscal 2009. The Company is currently evaluating the impact of the provisions of SFAS No. 157 on its consolidated financial statements. In February 2008, the FASB issued FSP No. FAS 157-2, "Effective Date for FASB Statement No. 157." This FSP permits the delayed application of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, as defined in this FSP, except for those that are recognized or disclosed at fair value in the financial statements at least annually, until the beginning of the Company's fiscal 2010.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), to permit all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption. The Company is currently evaluating the impact of the provisions of SFAS No. 159 on its consolidated financial statements, if any, when it becomes effective in the beginning of fiscal 2009.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) replaces SFAS No. 141, "Business Combinations," however, it retains the fundamental requirements of the former Statement that the acquisition method of accounting (previously referred to as the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. Among other requirements, SFAS No. 141(R) requires the acquiring entity in a business combination to recognize the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at their acquisition-date fair values, with limited exceptions; acquisition-related costs generally will be expensed as incurred. SFAS No. 141(R) requires certain financial statement disclosures to enable users to evaluate and understand the nature and financial effects of the business combination. SFAS No. 141(R) must be applied prospectively to business combinations that are consummated on or after July 1, 2009.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" ("SFAS No. 160") to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Among other requirements, SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is to be reported as a separate component of equity in the consolidated financial statements. SFAS No. 160 also requires consolidated net income to include the amounts attributable to both the parent and the noncontrolling interest and to disclose those amounts on the face of the consolidated statement of income. SFAS No. 160 must be applied prospectively for fiscal years, and interim periods within those fiscal years, beginning in the Company's fiscal 2010, except for the presentation and disclosure requirements, which will be applied retrospectively for all periods presented.

In December 2007, the FASB ratified the consensus reached on EITF Issue No. 07-1, "Collaborative Arrangements," ("EITF No. 07-1"). This EITF addresses accounting for collaborative arrangement activities that are conducted without the creation of a separate legal entity for the arrangement. Revenues and costs incurred with third parties in connection with the collaborative arrangement should be presented gross or net by the collaborators pursuant to the guidance in EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," and other applicable accounting literature. Payments to or from collaborators should be presented in the income statement based on the nature of the arrangement, the nature of the company's business and whether the payments are within the scope of other accounting literature. Other detailed information related to the collaborative arrangement is also required to be disclosed. The requirements under this EITF must be applied to collaborative arrangements in existence at the beginning of the Company's fiscal 2010 using a modified version of retrospective application. The Company is currently evaluating the impact the provisions of EITF No. 07-1 will have on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" ("SFAS No. 161"). SFAS No. 161 requires companies to provide qualitative disclosures about their objectives and strategies for using derivative instruments, quantitative disclosures of the fair values and gains and losses of these derivative instruments in a tabular format, as well as more information about liquidity by requiring disclosure of a derivative contract's credit-risk-related contingent features. SFAS No. 161 also requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. The Company is currently evaluating the disclosure requirements of SFAS No. 161. As this is a disclosure-only standard, the Company does not anticipate an impact on the consolidated financial statements as a result of its adoption. SFAS No. 161 becomes effective for the March 2009 interim consolidated financial statements.

In April 2008, the FASB issued FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets." This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). This FSP also adds certain disclosures to those already prescribed in SFAS No. 142. FSP No. FAS 142-3 becomes effective for fiscal years, and interim periods within those fiscal years, beginning in the Company's fiscal 2010. The guidance for determining useful lives must be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements must be applied prospectively to all intangible assets recognized as of the effective date.

In June 2008, the FASB issued FSP No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." This FSP provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. Upon adoption, a company is required to retrospectively adjust its earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform with the provisions in this FSP. Early application of this FSP is prohibited. The Company does not issue share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents.

NOTE 3—STAFF ACCOUNTING BULLETIN NO. 108

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"), which sets forth the SEC Staff's views on the proper methods for quantifying errors when there were uncorrected errors in a prior year. Under SAB No. 108, companies should evaluate a misstatement that existed in prior years based on its impact on the current year income statement (the "rollover" approach), as well as the cumulative effect of correcting such misstatements in the current year's ending balance sheet (the "iron curtain" approach), or collectively, the "dual" approach.

SAB No. 108 became effective for the Company's fiscal year ended June 30, 2007. Prior to application of this guidance, the Company utilized the "rollover" approach to evaluate uncorrected misstatements and believed the conclusions reached regarding its quantitative and qualitative assessments of materiality of such items, both individually and in the aggregate, were appropriate. In accordance with the transition guidance set forth in SAB No. 108, the Company elected to record a one-time cumulative effect adjustment to opening retained earnings to correct errors in certain balance sheet accounts that arose in prior years, which previously had been considered immaterial using the "rollover" approach.

Since the fiscal 1996 acquisition of the Bobbi Brown brand and through the application of SAB No. 108 on July 1, 2006, the Company made payments to the sellers based on a percentage of Bobbi Brown sales internationally, which should have been capitalized as goodwill in accordance with SFAS No. 141, "Business Combinations," as amended. These payments were previously recorded as Selling, general and administrative expenses in the consolidated statements of earnings. As such, goodwill increased by $10.5 million and opening retained earnings increased by $6.7 million, net of tax, in the accompanying fiscal 2007 consolidated balance sheet.

In connection with the Company's defined benefit pension obligations, certain liability amounts were incorrectly reflected on the balance sheet in years prior to fiscal 2002, the majority of which related to benefit plans for the Company's international operations. As such, upon initial application of SAB No. 108 on July 1, 2006, other noncurrent liabilities decreased by $8.7 million and opening retained earnings increased by $5.0 million, net of tax, in the accompanying fiscal 2007 consolidated balance sheet.

Beginning in years prior to fiscal 2003, inventory valuation was impacted by the incorrect application of profit in ending inventory partially offset by the overstatement of inventory obsolescence reserves, culminating in a fiscal 2007 decrease to inventory of $2.5 million and an opening retained earnings decrease of $2.0 million, net of tax pursuant to initial application of SAB No. 108.

In years prior to fiscal 2004 and through the initial application of SAB No. 108, the Company overstated certain accrued liability positions. As such, Other accrued liabilities decreased by $19.1 million and opening retained earnings increased by $14.5 million, net of tax, in the accompanying fiscal 2007 consolidated balance sheet.

NOTE 4—INVENTORY AND PROMOTIONAL MERCHANDISE

JUNE 30	2008	2007
(In millions)		
Inventory and promotional merchandise consists of:		
Raw materials	**$205.4**	$179.5
Work in process	**56.8**	49.2
Finished goods	**494.7**	431.3
Promotional merchandise	**230.3**	195.8
	$987.2	$855.8

NOTE 5—PROPERTY, PLANT AND EQUIPMENT

JUNE 30	2008	2007
(In millions)		
Asset (Useful Life)		
Land	**$ 14.9**	$ 14.4
Buildings and improvements (10 to 40 years)	**183.5**	167.5
Machinery and equipment (3 to 10 years)	**1,008.9**	905.0
Furniture and fixtures (5 to 10 years)	**95.6**	108.2
Leasehold improvements	**1,090.7**	917.2
	2,393.6	2,112.3
Less accumulated depreciation and amortization	**1,350.5**	1,231.5
	$1,043.1	$ 880.8

Depreciation and amortization of property, plant and equipment was $233.9 million, $198.1 million and $189.9 million in fiscal 2008, 2007 and 2006, respectively. Depreciation and amortization related to the Company's manufacturing process is included in Cost of sales and all other depreciation and amortization is included in Selling, general and administrative expenses in the accompanying consolidated statements of earnings.

NOTE 6—GOODWILL AND OTHER INTANGIBLE ASSETS

During fiscal 2008, the Company acquired Ojon Corporation, which markets and sells Ojon hair care and skin care products primarily through direct response television and specialty stores. In conjunction with this acquisition, the Company purchased, from an unrelated party, the exclusive rights to sell and distribute Ojon products worldwide. In addition, the Company acquired a business engaged in the wholesale distribution and retail sale of Aveda products and recorded goodwill for earn-out payments related to the acquisition of the Bobbi Brown brand. These activities resulted in an increase to goodwill of $51.9 million and other intangible assets of $85.5 million.

During fiscal 2007, the Company purchased the remaining minority equity interest in the Bumble and bumble business, recorded additional goodwill related to payments made in prior years in connection with the acquisition of the Bobbi Brown brand (see Note 3), and acquired businesses engaged in the wholesale distribution and retail sale of the Company's products in the United States and other countries. The combined results of these activities increased goodwill by $20.4 million and other intangible assets by $47.0 million. Also during fiscal 2007, as a result of the Company's annual impairment testing, the Company determined that the carrying values of its goodwill and intangible assets related to the Darphin and Rodan + Fields brands exceeded their respective fair values. As such, the Company reduced its goodwill by $7.3 million and other intangible assets by $4.3 million, which are reported in Selling, general and administrative expenses in the accompanying consolidated statements of earnings.

Goodwill

The Company assigns goodwill of a reporting unit to the product category in which that reporting unit predominantly operates at the time of its acquisition. The change in the carrying amount of goodwill, including the effect of foreign exchange rates is as follows:

YEAR ENDED OR AT JUNE 30	2006	Additions	Reductions	2007	Additions	Reductions	2008
(In millions)							
Skin Care	$ 20.3	$ 1.3	$7.3	$ 14.3	$ 8.1	$—	**$ 22.4**
Makeup	227.3	18.5	—	245.8	6.6	—	**252.4**
Fragrance	53.9	0.6	—	54.5	0.4	—	**54.9**
Hair Care	334.3	2.4	—	336.7	42.5	—	**379.2**
Total	$635.8	$22.8	$7.3	$651.3	$57.6	$—	**$708.9**

Other Intangible Assets

Other intangible assets include trademarks and patents, as well as license agreements and other intangible assets resulting from or related to businesses and assets purchased by the Company. Indefinite lived assets (e.g., trademarks) are not subject to amortization and are evaluated annually for impairment or more frequently if certain events or circumstances indicate a potential impairment. Patents are amortized on a straight-line basis over the shorter of the legal term or the useful life of the patent, approximately 20 years. Other intangible assets (e.g., non-compete agreements, customer lists) are amortized on a straight-line basis over their expected period of benefit, approximately 5 years to 14 years. Intangible assets related to license agreements are amortized on a straight-line basis over their useful lives based on the term of the respective agreement, currently approximately 10 years to 16 years, and are subject to impairment testing if certain events or circumstances indicate a potential impairment.

Other intangible assets consist of the following:

	JUNE 30, 2008			JUNE 30, 2007		
	Gross Carrying Value	Accumulated Amortization	Total Net Book Value	Gross Carrying Value	Accumulated Amortization	Total Net Book Value
(In millions)						
Amortizable intangible assets:						
License agreements	**$ 43.2**	**$ 28.1**	**$ 15.1**	$ 42.9	$ 23.8	$ 19.1
Trademarks and other	**184.3**	**102.7**	**81.6**	125.8	93.0	32.8
Patents	**0.2**	**0.1**	**0.1**	0.6	0.2	0.4
	227.7	**130.9**	**96.8**	169.3	117.0	52.3
Non-amortizable intangible assets:						
Trademarks and other	**99.7**	**4.6**	**95.1**	65.4	4.3	61.1
Total intangible assets	**$327.4**	**$135.5**	**$191.9**	$234.7	$121.3	$113.4

The aggregate amortization expense related to amortizable intangible assets for the years ended June 30, 2008, 2007 and 2006 was $14.0 million, $6.3 million and $5.5 million, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows:

ESTIMATED EXPENSE IN FISCAL	2009	2010	2011	2012	2013
(In millions)					
Aggregate amortization expense	$11.4	$11.1	$10.9	$10.6	$10.1

NOTE 7—ACQUISITION AND DIVESTITURE OF BUSINESSES AND LICENSE ARRANGEMENTS

During fiscal 2008, the Company acquired Ojon Corporation. In conjunction with this acquisition, the Company purchased, from an unrelated party, the exclusive rights to sell and distribute Ojon products worldwide. The initial purchase price, paid at closing, was funded by cash provided by operations and the issuance of commercial paper as well as the issuance of two promissory notes, as described in Note 11. The purchase agreement also provides for an additional payment, which is expected to be made in fiscal 2013, contingent upon the attainment of certain net sales targets of Ojon products.

During fiscal 2007, the Company purchased the remaining minority equity interests in Bumble and Bumble Products, LLC and Bumble and Bumble, LLC, which have been accounted for as indefinite lived intangible assets in the accompanying consolidated balance sheet.

At various times during fiscal 2008, 2007 and 2006, the Company also acquired businesses engaged in the wholesale distribution and retail sale of the Company's products in the United States and other countries and made earn-out payments related to the acquisition of the Bobbi Brown brand.

The aggregate cost for these activities, which includes purchase price, earn-out payments and acquisition costs, was $150.8 million, $61.2 million, and $51.7 million in fiscal 2008, 2007 and 2006, respectively. The results of operations for each of the acquired businesses are included in the accompanying consolidated financial statements commencing with its date of original acquisition. Pro forma results of operations have not been presented, as the impact on the Company's consolidated financial results would not have been material.

In fiscal 2006, the Company completed the sale of certain assets and operations of the reporting unit that marketed and sold Stila brand products to Stila Corp. (the "Purchaser"), an affiliate of Sun Capital Partners, Inc. The Company recorded charges of $80.3 million (net of $43.3 million tax benefit) to discontinued operations, which reflected the loss on the disposition of the business of $69.9 million, net of tax, and adjustments to the fair value of assets sold, the costs to dispose of those assets not acquired by the Purchaser and other costs in connection with the sale. The charges also included the operating losses of $10.4 million, net of tax, for fiscal year ended June 30, 2006. Net sales associated with the discontinued operations were $45.1 million for the fiscal year ended June 30, 2006.

Since fiscal 2007, the Company signed an exclusive agreement to create fragrances and related products to be sold to Coach Inc., which are available at Coach retail stores in the United States. Also since fiscal 2007, the Company entered into a license agreement with Ford Motor Company to create a fragrance using the name Mustang. Since fiscal 2006, the Company developed and sold fragrance products pursuant to a license agreement with Daisy Fuentes.

Certain license agreements may require minimum royalty payments, incremental royalties based on net sales levels and minimum spending on advertising and promotional activities. Royalty expenses are accrued in the period in which net sales are earned while advertising and promotional expenses are accrued at the time these costs are incurred.

NOTE 8—COST SAVINGS INITIATIVE

During fiscal 2006, the Company recorded special charges associated with a cost savings initiative that was designed to support its long-term financial objectives. As part of this multi-faceted initiative, the Company had identified savings opportunities that include streamlined processes and organizational changes. The principal component of the initiative was a voluntary separation program offered primarily to North America-based employees. During the fourth quarter of fiscal 2006, involuntary separations were communicated to certain employees. Under this initiative, the Company incurred expenses related to one-time termination benefits for 494 employees, of which 28 were involuntary, which benefits were based principally upon years of service. Employees designated for separation under the cost savings initiative were separated by June 30, 2007.

In addition, the Company identified other cost savings opportunities to improve efficiencies in the Company's distribution network and product offerings and to eliminate other nonessential costs. These charges primarily related to employee severance for facilities that were closed, contract cancellations, counter and door closings and product returns.

For the years ended June 30, 2008, 2007 and 2006, aggregate expenses of $0.4 million, $1.1 million and $92.1 million, respectively, were recorded as Special charges related to cost savings initiative in the accompanying consolidated statements of earnings. The fiscal 2008 charges were related to employee separation expenses while the 2007 charges were primarily related to facility closings. At June 30, 2008 and 2007, $4.4 million and $15.4 million, respectively, and $1.8 million and $7.5 million, respectively, related to the cost savings initiative were recorded in Other accrued liabilities and Other noncurrent liabilities, respectively, in the accompanying consolidated balance sheets.

The following table summarizes the cost savings initiative, which impacted the Company's operating expenses and cost of sales:

(In millions)	Accrued at June 30, 2006	Fiscal 2007 expense	Fiscal 2007 payments	Accrued at June 30, 2007	Fiscal 2008 expense	Fiscal 2008 payments	**Accrued at June 30, 2008**
Employee separation expenses	$55.2	$0.3	$34.2	$21.3	$ 0.5	$15.6	**$6.2**
Facility closures and product/ distribution rationalization	12.5	0.8	11.7	1.6	(0.1)	1.5	—
Advertising and promotional effectiveness	1.2	—	1.2	—	—	—	—
Total	$68.9	$1.1	$47.1	$22.9	$ 0.4	$17.1	**$6.2**

NOTE 9—INCOME TAXES

The provision for income taxes is comprised of the following:

YEAR ENDED JUNE 30	**2008**	2007	2006
(In millions)			
Current:			
Federal	**$141.4**	$ 66.6	$164.3
Foreign	**214.1**	166.7	158.2
State and local	**20.0**	12.0	11.5
	375.5	245.3	334.0
Deferred:			
Federal	**(110.9)**	11.3	(73.7)
Foreign	**(4.1)**	(4.8)	(0.3)
State and local	**(0.6)**	3.4	(0.3)
	(115.6)	9.9	(74.3)
	$259.9	$255.2	$259.7

A reconciliation between the provision for income taxes computed by applying the statutory Federal income tax rate to earnings before income taxes and minority interest and the actual provision for income taxes is as follows:

YEAR ENDED JUNE 30	**2008**	2007	2006
($ in millions)			
Provision for income taxes at statutory rate	**$260.3**	$248.9	$208.5
Increase (decrease) due to:			
State and local income taxes, net of Federal tax benefit	**(5.9)**	11.2	9.7
Effect of foreign operations	**4.3**	(0.5)	7.0
IRS tax settlement (Fiscal Years 1998-2001)	**—**	—	46.0
AJCA incremental dividend	**—**	(5.7)	(10.9)
Preferred stock dividends not deductible for U.S. tax purposes	**—**	—	0.2
Other nondeductible expenses	**3.5**	3.4	3.4
Tax credits	**(4.2)**	(3.0)	(2.2)
Other, net	**1.9**	0.9	(2.0)
Provision for income taxes	**$259.9**	$255.2	$259.7
Effective tax rate	**34.9%**	35.9%	43.6%

The state and local tax benefit of $5.9 million in fiscal 2008 includes the favorable resolution of several state and local income tax examinations as well as statute lapses.

On July 13, 2006, the Company announced a settlement with the Internal Revenue Service ("IRS") regarding its examination of the Company's consolidated Federal income tax returns for the fiscal years ended June 30, 1998 through June 30, 2001. The settlement resolved previously disclosed issues raised during the IRS's examination, including transfer pricing and foreign tax credit computations. The settlement of these issues resulted in a tax charge of approximately $46 million in the fourth quarter of fiscal 2006 and represents the aggregate earnings impact of the settlement through fiscal 2006. In addition, during the fourth quarter of fiscal 2006, the Company completed the repatriation of foreign earnings through intercompany dividends as required under the provisions of the American Jobs Creation Act of 2004 (the "AJCA"). In connection with the repatriation, the Company updated the computation of the related aggregate tax impact, resulting in a favorable adjustment of approximately $11 million. The tax settlement, coupled with the AJCA favorable tax adjustment, resulted in a net increase to the Company's fiscal 2006 income tax provision of approximately $35 million.

Federal income and foreign withholding taxes have not been provided on approximately $813 million of undistributed earnings of international subsidiaries at June 30, 2008. The Company intends to reinvest these earnings in its foreign operations indefinitely, except where it is able to repatriate these earnings to the United States without material incremental tax provision. As of June 30, 2007 and 2006, the Company had not provided federal income and foreign withholding taxes on approximately $539 million and $336 million, respectively, of undistributed earnings of international subsidiaries. The determination and estimation of the future income tax consequences in all relevant taxing jurisdictions involves the application of highly complex tax laws in the countries involved, particularly in the United States, and is based on the tax profile of the Company in the year of earnings repatriation. Accordingly, it is not practicable to determine the amount of tax associated with such undistributed earnings.

Significant components of the Company's deferred income tax assets and liabilities as of June 30, 2008 and 2007 were as follows:

	2008	2007
(In millions)		
Deferred tax assets:		
Compensation related expenses	$ 80.9	$ 75.5
Inventory obsolescence and other inventory related reserves	61.5	55.6
Retirement benefit obligations	41.9	31.6
Various accruals not currently deductible	113.2	78.1
Net operating loss and credit carryforwards	7.9	3.4
Unrecognized state tax benefits and accrued interest	41.0	—
Other differences between tax and financial statement values	53.9	16.1
	400.3	260.3
Valuation allowance for deferred tax assets	(5.7)	(5.5)
Total deferred tax assets	394.6	254.8
Deferred tax liabilities:		
Depreciation and amortization	(150.4)	(142.6)
Other differences between tax and financial statement values	(4.3)	(4.8)
Total deferred tax liabilities	(154.7)	(147.4)
Total net deferred tax assets	$ 239.9	$ 107.4

As of June 30, 2008 and 2007, the Company had current net deferred tax assets of $184.6 million and $124.0 million, respectively, which are included in Prepaid expenses and other current assets in the accompanying consolidated balance sheets. In addition, the Company had noncurrent net deferred tax assets of $55.3 million as of June 30, 2008 which are included in Other assets, net in the accompanying consolidated balance sheet and noncurrent net deferred tax liabilities of $16.6 million as of June 30, 2007 which are included in Other noncurrent liabilities in the accompanying consolidated balance sheet.

As of June 30, 2008 and 2007, certain international subsidiaries had tax loss carryforwards for local tax purposes of approximately $27 million and $11 million, respectively. With the exception of $21.6 million of losses with an indefinite carryforward period as of June 30, 2008, these losses expire at various dates through fiscal 2023. Deferred tax assets, net of valuation allowances, in the amount of $4.5 million and $1.2 million as of June 30, 2008 and 2007, respectively, have been recorded to reflect the tax benefits of the losses not utilized to date.

A full valuation allowance has been provided for those deferred tax assets for which, in the opinion of management, it is more likely than not that the deferred tax assets will not be realized.

Earnings before income taxes and minority interest include amounts contributed by the Company's international operations of approximately $905 million, $696 million and $603 million for fiscal 2008, 2007 and 2006, respectively. A portion of these earnings are taxed in the United States.

The Company adopted the provisions of FIN 48, as amended, effective July 1, 2007. As a result, the Company recognized an increase in the liability for unrecognized tax benefits and interest of $13.1 million (after tax), which, as required, was recorded as an adjustment to opening retained earnings as of July 1, 2007. The Company elected to continue its historical practice of classifying applicable interest and penalties as a component of the provision for income taxes. At adoption, the Company had $142.7 million of gross unrecognized tax benefits. The Company's gross accrual for interest and penalties related to unrecognized tax benefits was $42.0 million upon adoption of FIN 48. As of June 30, 2008, the Company had gross unrecognized tax benefits of $199.0 million. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $119.4 million. The total gross accrued interest and penalties during the fiscal year ended June 30, 2008 in the accompanying consolidated statement of earnings was $12.0 million and the total gross accrued interest and penalties in the accompanying consolidated balance sheet at June 30, 2008 was $54.0 million. As of June 30, 2008, current and noncurrent liabilities have been increased by $90.8 million, with a correlative increase in current and noncurrent assets to reflect the Company's gross income tax and interest liabilities for unrecognized tax benefits as well as related deferred tax assets. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

JUNE 30, 2008 (In millions)	
Balance of gross unrecognized tax benefits as of July 1, 2007	$142.7
Gross amounts of increases as a result of tax positions taken during a prior period	85.7
Gross amounts of decreases as a result of tax positions taken during a prior period	(47.0)
Gross amounts of increases as a result of tax positions taken during the current period	22.5
Amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	(2.1)
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(2.8)
Balance of gross unrecognized tax benefits as of June 30, 2008	$199.0

Included in the balance at June 30, 2008 are $31.6 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

Earnings from the Company's global operations are subject to tax in various jurisdictions both within and outside the United States. The Company is routinely audited and examined in these jurisdictions. The Company provides tax reserves for U.S. federal, state, local and international unrecognized tax benefits for periods subject to audit. The development of reserves for these exposures requires judgments about tax issues, potential outcomes and timing, and is a subjective critical estimate. The Company assesses its tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon settlement with a tax authority that has full knowledge of all relevant information. For those tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Where applicable, associated interest and penalties have also been recognized. Although the outcome related to these exposures is uncertain, in management's opinion, adequate provisions for income taxes have been made for estimable potential liabilities emanating from these exposures. In certain circumstances, the ultimate outcome of exposures and risks involve significant uncertainties which render them inestimable. If actual outcomes differ materially from these estimates, including those that cannot be quantified, they could have a material impact on the Company's results of operations.

The Company is currently subject to a U.S. federal tax audit as well as examinations and controversies in several state, local, and international jurisdictions. These matters are in various stages of completion and involve complex multi-jurisdictional issues common among multinational enterprises, including transfer pricing, that may require an extended period of time for resolution. During the fourth quarter of fiscal 2008, the IRS completed the examination phase of fiscal years 2002 through 2005. The Company has brought disputed adjustments concerning U.S. foreign tax credit determinations to the Appeals Division of the IRS for review as well as entered a claim pursuant to an administrative process of the tax treaty between the U.S. and Belgium (commonly referred to as the "Competent Authority" process). Notwithstanding the matters pending before the Appeals Division and Competent Authority, the Company has reached a tentative agreement with the IRS concerning the examination adjustments proposed. In the fourth quarter, the Company made a cash payment of $35.0 million to the U.S. Treasury as an advance deposit in anticipation of a formal resolution to the tentatively agreed-to adjustments. Although the advance deposit limits the accrual of additional interest that would be due to the U.S. Treasury, there is no impact on the amount of unrecognized tax benefits until a formal settlement is reached. Separately, the IRS has informally advised the Company that it intends to commence an examination of the fiscal years 2006 and 2007 during the second quarter of fiscal 2009.

The Company had been notified of a disallowance of tax deductions claimed by its subsidiary in Spain for the fiscal years 1999 through 2002. As a result, the subsidiary was reassessed corporate income tax of $3.3 million for this period, at current exchange rates. An appeal against this reassessment was filed with the Chief Tax Inspector. On July 18, 2005, the final assessment made by the Chief Tax Inspector was received, confirming the reassessment made by the tax auditors. During fiscal 2006, an appeal against this final assessment was filed with the Madrid Regional Economic Administrative Tribunal ("TEAR"). In view of the TEAR's silence, during fiscal 2007 the claim was presumed to be dismissed and an appeal was filed against it with the Central Economic-Administrative Tribunal ("TEAC"). During the fourth quarter of fiscal 2008, the TEAC dismissed the claim and, on June 10, 2008, the Company filed an appeal for judicial review with the National Appellate Court. While no assurance can be given as to the outcome in respect of this assessment and pending appeal in the Spanish courts, management believes it is more-likely-than-not that the subsidiary will be successful in its defense against the assessment and continues to measure the full amount of the tax benefit. Accordingly, no tax reserve has been established for this potential exposure.

During fiscal 2008, the Company concluded various state, local and foreign income tax audits and examinations while several other matters, including those noted above, remained pending. On the basis of the information available in this regard as of June 30, 2008, it is reasonably possible that a reduction in a range of $30 million to $60 million of unrecognized tax benefits may occur within 12 months as a result of projected resolutions of global tax examinations and controversies.

The tax years subject to examination vary depending on the tax jurisdiction. As of June 30, 2008, the following tax years remain subject to examination by the major tax jurisdictions indicated:

Major Jurisdiction	Open Fiscal Years
Belgium	2004-2008
Canada	2001-2008
France	2005-2008
Germany	1999-2008
Japan	2006-2008
Korea	2002-2008
Spain	1999-2002, 2004-2008
Switzerland	2004-2008
United Kingdom	2007-2008
United States	2002-2008
State of California	2002-2008
State of Minnesota	2001-2008
State of New York	2007-2008

The Company is also subject to income tax examinations in numerous other state, local and foreign jurisdictions. The Company believes that its tax reserves are adequate for all years subject to examination.

NOTE 10—OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

JUNE 30	2008	2007
(In millions)		
Advertising, merchandising and sampling	$ 356.9	$324.7
Employee compensation	303.7	281.0
Special charges related to cost savings initiative	4.4	15.4
Other	402.6	342.8
	$1,067.6	$963.9

NOTE 11—DEBT

The Company's short-term and long-term debt and available financing consist of the following:

	Debt at June 30		Available financing at June 30 — Committed		Available financing at June 30 — Uncommitted	
($ in millions)	**2008**	2007	**2008**	2007	**2008**	2007
6.00% Senior Notes, due May 15, 2037 ("2037 Senior Notes")	$ **296.2**	$ 296.2	$ **—**	$ —	$ **—**	$ —
5.75% Senior Notes, due October 15, 2033 ("2033 Senior Notes")	**197.5**	197.4	**—**	—	**—**	—
5.55% Senior Notes, due May 15, 2017 ("2017 Senior Notes")	**310.4**	290.9	**—**	—	**—**	—
6.00% Senior Notes, due January 15, 2012 ("2012 Senior Notes")	**242.0**	239.7	**—**	—	**—**	—
$13.5 million promissory note due August 31, 2012	**15.7**	—	**—**	—	**—**	—
$7.0 million promissory note due July 31, 2009	**7.4**	—	**—**	—	**—**	—
Commercial paper	**83.9**	26.5	**—**	—	**666.1**	723.5
Turkish lira overdraft borrowing facility	**13.1**	9.4	**—**	—	**—**	—
Loan participation notes	**—**	—	**—**	—	**150.0**	150.0
Japanese yen revolving credit facility	**—**	—	**28.5**	24.3	**—**	—
Other long-term borrowings	**9.0**	3.9	**—**	—	**—**	—
Other short-term borrowings	**21.7**	24.5	**—**	—	**181.4**	150.0
Revolving credit facility	**—**	—	**750.0**	750.0	**—**	—
	1,196.9	1,088.5	**$778.5**	$774.3	**$997.5**	$1,023.5
Less short-term debt including current maturities	**(118.7)**	(60.4)				
	$1,078.2	$1,028.1				

As of June 30, 2008, the Company had outstanding $296.2 million of 2037 Senior Notes consisting of $300.0 million principal and unamortized debt discount of $3.8 million. The 2037 Senior Notes, when issued in May 2007, were priced at 98.722% with a yield of 6.093%. Interest payments are required to be made semi-annually on May 15 and November 15. In April 2007, in anticipation of the issuance of the 2037 Senior Notes, the Company entered into a series of forward-starting interest rate swap agreements on a notional amount totaling $210.0 million at a weighted average all-in rate of 5.45%. The forward-starting interest rate swap agreements were settled upon the issuance of the new debt and the Company recognized a loss in other comprehensive income of $0.9 million that will be amortized to interest expense over the life of the 2037 Senior Notes. As a result of the forward-starting interest rate swap agreements, the debt discount and debt issuance costs, the effective interest rate on the 2037 Senior Notes will be 6.181% over the life of the debt.

As of June 30, 2008, the Company had outstanding $197.5 million of 2033 Senior Notes consisting of $200.0 million principal and unamortized debt discount of $2.5 million. The 2033 Senior Notes, when issued in September 2003, were priced at 98.645% with a yield of 5.846%. Interest payments are required to be made semi-annually on April 15 and October 15. In May 2003, in anticipation of the issuance of the 5.75% Senior Notes, the Company entered into a series of treasury lock agreements on a notional amount totaling $195.0 million at a weighted average all-in rate of 4.53%. The treasury lock agreements were settled upon the issuance of the new debt and the Company received a payment of $15.0 million that will be amortized against interest expense over the life of the 2033 Senior Notes. As a result of the treasury lock agreements, the debt discount and debt issuance costs, the effective interest rate on the 2033 Senior Notes will be 5.395% over the life of the debt.

As of June 30, 2008, the Company had outstanding $310.4 million of 2017 Senior Notes consisting of $300.0 million principal, an unamortized debt discount of $0.4 million, and a $10.8 million adjustment to reflect the fair value of outstanding interest rate swaps. The 2017 Senior

Notes, when issued in May 2007, were priced at 99.845% with a yield of 5.570%. Interest payments are required to be made semi-annually on May 15 and November 15. In April 2007, the Company entered into interest rate swap agreements with a notional amount totaling $250.0 million to effectively convert the fixed rate interest on its outstanding 2017 Senior Notes to variable interest rates based on six-month LIBOR.

As of June 30, 2008, the Company had outstanding $242.0 million of 2012 Senior Notes consisting of $250.0 million principal, an unamortized debt discount of $0.4 million, and a $7.6 million adjustment to reflect the remaining termination value of an interest rate swap. The 2012 Senior Notes, when issued in January 2002, were priced at 99.538% with a yield of 6.062%. Interest payments are required to be made semi-annually on January 15 and July 15. In May 2003, the Company entered into an interest rate swap agreement with a notional amount of $250.0 million to effectively convert the fixed rate interest on its outstanding 2012 Senior Notes to variable interest rates based on six-month LIBOR. In April 2007, the Company terminated this interest rate swap. The instrument, which was classified as a liability, had a fair value of $11.1 million at cash settlement, which included $0.9 million of accrued interest payable to the counterparty. Hedge accounting treatment was discontinued prospectively and the offsetting adjustment to the carrying amount of the related debt will be amortized to interest expense over the remaining life of the debt.

In July 2007, the Company acquired Ojon Corporation. As part of the purchase price, the Company issued (i) a promissory note due July 31, 2009 with a notional value of $7.0 million (present value of $7.4 million at June 30, 2008), bearing interest at 10.00% due at maturity and (ii) a promissory note due August 31, 2012 with a notional amount of $13.5 million (present value of $15.7 million at June 30, 2008), bearing interest at 10.00% payable annually on July 31. The notes due in 2009 and 2012 were recorded in the accompanying consolidated balance sheet at present value using effective rates of 5.11% and 5.42%, respectively.

The Company has a $750.0 million commercial paper program under which it may issue commercial paper in the United States. The Company's commercial paper is currently rated A-1 by Standard & Poor's and P-1 by Moody's. The Company's long-term credit ratings are A with a stable outlook by Standard & Poor's and A2 with a stable outlook by Moody's. At June 30, 2008, the Company had $83.9 million of commercial paper outstanding, due at various dates through July 2008 at an average interest rate of 2.24%, which may be refinanced on a periodic basis as it matures at then-prevailing market interest rates.

As of June 30, 2008, the Company had an overdraft borrowing agreement with a financial institution pursuant to which its subsidiary in Turkey may be credited to satisfy outstanding negative daily balances arising from its business operations. The total balance outstanding at any time shall not exceed 20.0 million Turkish lira. The interest rate applicable to each such credit shall be 40 basis points per annum above the spot rate charged by the lender or the lender's floating call rate agreed to by the Company at each borrowing. There were no debt issuance costs incurred related to this agreement. The outstanding balance at June 30, 2008 ($13.1 million at the exchange rate at June 30, 2008) is classified as short-term debt on the Company's consolidated balance sheet.

As of June 30, 2008, the Company had a fixed rate promissory note agreement with a financial institution pursuant to which the Company may borrow up to $150.0 million in the form of loan participation notes through one of its subsidiaries in Europe. The interest rate on borrowings under this agreement is at an all-in fixed rate determined by the lender and agreed to by the Company at the date of each borrowing. At June 30, 2008, no borrowings were outstanding under this agreement. Debt ssuance costs incurred related to this agreement were de minimis.

As of June 30, 2008, the Company had a 3.0 billion yen revolving credit facility that expires on March 24, 2009. The interest rate on borrowings under the credit facility is based on TIBOR (Tokyo Interbank Offered Rate) and a 10 basis point facility fee is incurred on the undrawn balance. At June 30, 2008, the Company did not have any borrowings outstanding under this facility.

The Company has an undrawn $750.0 million senior unsecured revolving credit facility that expires on April 26, 2012. This facility may be used primarily to provide credit support for the Company's commercial paper program, to repurchase shares of its common stock and for general corporate purposes. Up to the equivalent of $250 million of the credit facility is available for multi-currency loans. The interest rate on borrowings under the credit facility is based on LIBOR or on the higher of prime, which is the rate of interest publicly announced by the administrative agent, or ½% plus the Federal funds rate. The Company incurred costs of approximately $0.3 million to establish the facility which will be amortized over the term of the facility. The credit facility has an annual fee of $0.4 million, payable quarterly, based on the Company's current credit ratings. The credit facility contains various covenants, including one financial covenant which requires the Company's interest expense coverage ratio (as defined in the facility) at the last day of each fiscal quarter to be greater than 3.0:1.0. As of June 30, 2008, the Company was in compliance with this financial covenant. There are no other conditions where the lender's commitments may be withdrawn, other than certain events of default, as defined in the facility, which are customary for facilities of this type.

The Company maintains uncommitted credit facilities in various regions throughout the world. Interest rate terms for these facilities vary by region and reflect prevailing market rates for companies with strong credit ratings. During fiscal 2008 and 2007, the monthly average amount outstanding was approximately $17.4 million and $20.0 million, respectively, and the annualized monthly weighted average interest rate incurred was approximately 5.76% and 5.96%, respectively.

Refer to Note 15 for the Company's projected debt service payments over the next five fiscal years.

NOTE 12—FINANCIAL INSTRUMENTS

Derivative Financial Instruments

The Company addresses certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. The Company primarily enters into foreign currency forward and option contracts to reduce the effects of fluctuating foreign currency exchange rates. The Company, if necessary, enters into interest rate derivatives to manage the effects of interest rate movements on the Company's aggregate liability portfolio. The Company categorizes these instruments as entered into for purposes other than trading.

All derivatives are recognized at their fair value and are included in Prepaid expenses and other current assets or Other accrued liabilities in the accompanying balance sheets. The associated gains and losses on these derivatives are recorded in Cost of sales and Selling, general and administrative expenses in the accompanying statements of earnings. On the date the derivative contract is entered into, the Company designates the derivative as (i) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge), (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash-flow" hedge), (iii) a foreign-currency fair-value or cash-flow hedge ("foreign-currency" hedge), (iv) a hedge of a net investment in a foreign operation, or (v) other. Changes in the fair value of a derivative that is highly effective as (and that is designated and qualifies as) a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current-period earnings. Changes in the fair value of a derivative that is highly effective as (and that is designated and qualifies as) a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). Changes in the fair value of derivatives that are highly effective as (and that are designated and qualify as) foreign-currency hedges are recorded in either current-period earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge (e.g., a hedge of a firm commitment that is to be settled in a foreign currency) or a cash-flow hedge (e.g., a foreign-currency-denominated forecasted transaction). If, however, a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in accumulated other comprehensive income within equity. Furthermore, changes in the fair value of other derivative instruments are reported in current-period earnings.

For each derivative contract entered into where the Company looks to obtain special hedge accounting treatment, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the hedge transaction, the nature of the risk being hedged, how the hedging instruments' effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective, or that it has ceased to be a highly effective hedge, the Company will be required to discontinue hedge accounting with respect to that derivative prospectively.

Foreign Exchange Risk Management

The Company enters into foreign currency forward contracts to hedge anticipated transactions, as well as receivables and payables denominated in foreign currencies, for periods consistent with the Company's identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on costs and on the cash flows that the Company receives from foreign subsidiaries. The majority of foreign currency forward contracts are denominated in currencies of major industrial countries and are with large financial institutions rated as strong investment grade by a major rating agency. The Company also enters into foreign currency option contracts to hedge anticipated transactions where there is a high probability that anticipated exposures will materialize. The foreign currency forward and option contracts entered into to hedge anticipated transactions have been designated as cash-flow hedges. Hedge effectiveness of foreign currency forward contracts is based on a hypothetical derivative methodology and excludes the portion of fair value attributable to the spot-forward difference which is recorded in current-period earnings. Hedge effectiveness of foreign currency option contracts is based on a dollar offset methodology. The ineffective portion of both foreign currency forward and option contracts is recorded in current-period earnings. For hedge contracts that are no longer deemed highly effective, hedge accounting is discontinued and gains and losses accumulated in other comprehensive income are reclassified to earnings when the underlying forecasted transaction occurs. If it is probable that the forecasted transaction will no longer occur, then any gains or losses accumulated in other comprehensive income are reclassified to current-period earnings. As of June 30, 2008, these cash-flow hedges were highly effective, in all material respects.

As a matter of policy, the Company only enters into contracts with counterparties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions. The Company does not have significant exposure to any one counterparty. Exposure to credit loss in the event of nonperformance by any of the counterparties is limited to only the recognized, but not realized, gains attributable to the contracts. Management believes risk of loss under these hedging contracts is remote and in any event would not be material to the Company's consolidated financial results. The contracts have varying maturities through the end of June 2009. Costs associated with entering into such contracts have not been material to the Company's consolidated financial results. The Company does not utilize derivative financial instruments for trading or speculative purposes.

At June 30, 2008, the Company had foreign currency forward and option contracts in the amount of $1,229.0 million and $64.9 million, respectively. The foreign currencies included in foreign currency forward contracts (notional value stated in U.S. dollars) are principally the Euro ($221.6 million), British pound ($220.7 million), Swiss franc ($206.5 million), Canadian dollar ($130.0 million), Australian dollar ($91.8 million), Russian ruble ($71.9 million) and Japanese yen ($64.4 million). The foreign currencies included in the foreign currency option contracts (notional value stated in U.S. dollars) are principally the Canadian dollar ($36.8 million) and the South Korean won ($23.1 million).

At June 30, 2007, the Company had foreign currency forward contracts in the amount of $862.0 million. The foreign currencies included in foreign currency forward contracts (notional value stated in U.S. dollars) are principally the British pound ($148.1 million), Canadian dollar ($140.3 million), Euro ($124.1 million), Swiss franc ($113.1 million), Australian dollar ($79.3 million), Japanese yen ($42.6 million) and South Korean won ($33.6 million).

Interest Rate Risk Management

The Company enters into interest rate derivative contracts to manage the exposure to fluctuations of interest rates on its funded indebtedness and anticipated issuance of debt for periods consistent with the identified exposures. All interest rate derivative contracts are with large financial institutions rated as strong investment grade by a major rating agency.

In April 2007, the Company entered into interest rate swap agreements with a notional amount totaling $250.0 million to effectively convert the fixed rate interest on its 2017 Senior Notes to variable interest rates based on six-month LIBOR. The interest rate swaps were designated as fair-value hedges. As of June 30, 2008, these fair-value hedges were highly effective in all material respects.

In April 2007, the Company terminated an interest-rate swap agreement with a notional amount of $250.0 million to effectively convert fixed rate interest on its 2012 Senior Notes to variable interest rates based on six-month LIBOR. This instrument was classified as a liability and had a termination fair value of $11.1 million at cash settlement, which included $0.9 million of accrued interest payable to the counterparty. Hedge accounting treatment was discontinued prospectively and the offsetting adjustment to the carrying amount of the related debt will be amortized to interest expense over the remaining life of the debt.

Information regarding the Company's interest rate swap agreements is presented in the following table:

	YEAR ENDED OR AT JUNE 30, 2008			YEAR ENDED OR AT JUNE 30, 2007		
	Notional	Weighted Average		Notional	Weighted Average	
	Amount	Pay Rate	Receive Rate	Amount	Pay Rate	Receive Rate
($ in millions)						
Interest rate swaps on 2017 Senior Notes	$250.0	3.17%	5.55%	$250.0	5.70%	5.55%

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents:

The carrying amount approximates fair value, primarily because of the short maturity of cash equivalent instruments.

Investment securities:

Investment securities are primarily designated as available-for-sale securities and are recorded at market value based on quoted market prices.

Note receivable:

The fair value of the note receivable reflects the creditworthiness of the counterparty, interest rates prevailing in the market for notes with comparable remaining maturities and an assessment of the ultimate collectability of the instrument.

Short-term and long-term debt:

The fair value of the Company's debt was estimated based on the current rates offered to the Company for debt with the same remaining maturities. To a lesser extent, debt also includes capital lease obligations for which the carrying amount approximates the fair value.

Foreign exchange and interest rate contracts:

The fair value of forwards, swaps and options is the estimated amount the Company would receive or pay to terminate the agreements based on quoted market prices at June 30.

The estimated fair values of the Company's financial instruments are as follows:

	JUNE 30, 2008		JUNE 30, 2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(In millions)				
Nonderivatives				
Cash and cash equivalents	$ 401.7	$ 401.7	$ 253.7	$ 253.7
Investment securities[1]	15.8	15.8	17.3	17.3
Note receivable[1]	—	—	11.1	11.1
Short-term and long-term debt	1,196.9	1,159.9	1,088.5	1,082.0
Derivatives				
Foreign currency forward contracts—asset (liability)	(2.0)	(2.0)	(0.4)	(0.4)
Foreign currency option contracts—asset (liability)	3.5	3.5	—	—
Interest rate swap contracts—asset (liability)	10.8	10.8	(8.6)	(8.6)

(1) The fiscal 2008 carrying amount and fair value included an increase in valuation reserves reflecting the diminishing likelihood of realizing value from a promissory note and convertible preferred stock received in connection with the fiscal 2006 divestiture of the reporting unit that marketed and sold Stila products.

NOTE 13 – PENSION, DEFERRED COMPENSATION AND POST-RETIREMENT BENEFIT PLANS

The Company maintains pension plans covering substantially all of its full-time employees for its U.S. operations and a majority of its international operations. Several plans provide pension benefits based primarily on years of service and employees' earnings. In certain instances, the Company adjusts benefits in connection with international employee transfers.

Retirement Growth Account Plan (U.S.)

The Retirement Growth Account Plan is a trust-based, noncontributory qualified defined benefit pension plan. The Company's funding policy consists of an annual contribution at a rate that provides for future plan benefits and maintains appropriate funded percentages. Such contribution is not less than the minimum required by the Employee Retirement Income Security Act of 1974, as amended, ("ERISA") and subsequent pension legislation and is not more than the maximum amount deductible for income tax purposes.

Restoration Plan (U.S.)

The Company also has an unfunded, non-qualified domestic noncontributory pension Restoration Plan to provide benefits in excess of Internal Revenue Code limitations.

International Pension Plans

The Company maintains International Pension Plans, the most significant of which are defined benefit pension plans. The Company's funding policies for these plans are determined by local laws and regulations. The Company's most significant defined benefit pension obligations are included in the plan summaries below. Fiscal 2008 plan data reflects a plan amendment designed to provide certain employees of a particular affiliate an opportunity to participate in a defined benefit pension plan with enhanced benefits as compared with their current defined contribution plan. In addition, fiscal 2008 plan data reflects the growth and relative significance of certain other defined benefit plans.

Post-retirement Benefits

The Company maintains a domestic post-retirement benefit plan which provides certain medical and dental benefits to eligible employees. Employees hired after January 1, 2002 are not eligible for retiree medical benefits when they retire. Certain retired employees who are receiving monthly pension benefits are eligible for participation in the plan. Contributions required and benefits received by retirees and eligible family members are dependent on the age of the retiree. It is the Company's practice to fund these benefits as incurred.

Certain of the Company's international subsidiaries and affiliates have post-retirement plans, although most participants are covered by government-sponsored or administered programs.

Plan Summaries

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 106, and 132(R)" ("SFAS No. 158"). SFAS No. 158 requires employers to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other post-retirement benefit plans. Previous standards required employers to disclose the complete funded status of its plans only in the notes to the consolidated financial statements. Changes in the funded status of these plans will be recognized as they occur through other comprehensive income. Additional minimum liability adjustments are no longer recognized upon adoption of SFAS No. 158. As of June 30, 2007, the Company prospectively adopted the balance sheet recognition provisions of SFAS No. 158, which resulted in a net adjustment of $57.3 million (after tax) to reduce accumulated other comprehensive income.

The significant components of the above mentioned plans as of and for the years ended June 30 are summarized as follows:

	Pension Plans				Other than Pension Plans	
	U.S.		International		Post-retirement	
	2008	2007	2008	2007	2008	2007
(In millions)						
Change in benefit obligation:						
Benefit obligation at beginning of year	$440.5	$417.5	$294.8	$284.3	$ 105.3	$ 101.8
Service cost	19.7	18.4	17.1	16.2	3.8	4.1
Interest cost	26.2	25.0	15.1	12.8	6.2	5.9
Plan participant contributions	—	—	1.9	1.5	0.4	0.3
Actuarial loss (gain)	(13.1)	4.4	(13.2)	(10.2)	(2.0)	(4.0)
Foreign currency exchange rate impact	—	—	26.3	11.9	0.6	0.7
Benefits, expenses, taxes and premiums paid	(42.8)	(24.8)	(19.8)	(20.3)	(3.9)	(3.5)
Plan amendments	2.1	—	31.9	—	—	—
Special termination benefits	—	—	1.2	1.6	—	—
Acquisitions, divestitures, adjustments	—	—	51.8	(1.7)	—	—
Settlements and curtailments	—	—	(2.7)	(1.3)	—	—
Benefit obligation at end of year	$432.6	$440.5	$404.4	$294.8	$ 110.4	$ 105.3
Change in plan assets:						
Fair value of plan assets at beginning of year	$430.5	$376.0	$281.8	$242.1	$ —	$ —
Actual return on plan assets	(0.4)	54.0	(18.9)	26.1	—	—
Foreign currency exchange rate impact	—	—	20.6	9.7	—	—
Employer contributions	32.7	25.3	35.3	24.0	3.5	3.2
Plan participant contributions	—	—	1.9	1.5	0.4	0.3
Settlements and curtailments	—	—	(2.7)	(1.3)	—	—
Acquisitions, divestitures, adjustments	—	—	47.5	—	—	—
Benefits, expenses, taxes and premiums paid from plan assets	(42.8)	(24.8)	(19.8)	(20.3)	(3.9)	(3.5)
Fair value of plan assets at end of year	$420.0	$430.5	$345.7	$281.8	$ —	$ —
Funded status	$ (12.6)	$ (10.0)	$ (58.7)	$ (13.0)	$(110.4)	$(105.3)
Amounts recognized in the Balance Sheet consist of:						
Other assets, net	$ 71.9	$ 79.2	$ 23.7	$ 48.8	$ —	$ —
Other accrued liabilities	(6.3)	(11.3)	(4.6)	(4.6)	(3.6)	(3.1)
Other noncurrent liabilities	(78.2)	(77.9)	(77.8)	(57.2)	(106.8)	(102.2)
Funded status	(12.6)	(10.0)	(58.7)	(13.0)	(110.4)	(105.3)
Accumulated other comprehensive loss	72.1	53.4	81.6	35.3	8.0	10.0
Net amount recognized	$ 59.5	$ 43.4	$ 22.9	$ 22.3	$(102.4)	$ (95.3)

	Pension Plans						Other than Pension Plans		
	U.S.			International			Post-retirement		
	2008	2007	2006	2008	2007	2006	2008	2007	2006
($ in millions)									
Components of net periodic benefit cost:									
Service cost, net	$ 19.7	$ 18.4	$ 21.5	$ 17.1	$ 16.2	$ 16.2	$ 3.8	$ 4.1	$ 5.1
Interest cost	26.2	25.0	21.2	15.1	12.8	10.8	6.2	5.9	5.6
Expected return on assets	(31.7)	(28.7)	(24.9)	(15.3)	(13.8)	(12.1)	—	—	—
Amortization of:									
Transition (asset) obligation	—	—	—	0.1	0.1	0.1	—	—	—
Prior service cost	0.7	0.6	0.8	0.3	0.3	0.2	—	—	—
Actuarial loss (gain)	1.7	1.7	6.1	5.9	7.8	8.3	0.1	0.2	1.3
Settlements and curtailments	—	—	—	0.7	0.5	(0.7)	—	—	—
Acquisitions, divestitures, adjustments	—	—	—	—	(1.7)	—	—	—	—
Special termination benefits	—	—	—	1.2	1.6	0.3	—	—	—
Net periodic benefit cost	$ 16.6	$ 17.0	$ 24.7	$ 25.1	$ 23.8	$ 23.1	$10.1	$10.2	$12.0
Weighted-average assumptions used to determine benefit obligations at June 30:									
Pre-retirement discount rate	6.75%	6.25%	6.25%	2.00–9.00%	2.25–6.25%	2.25–6.25%	6.25–6.75%	5.50–6.25%	5.75–6.25%
Post-retirement discount rate	5.00%	5.25%	5.25%	2.00–9.00%	2.25–5.75%	2.25–5.75%	6.25–6.75%	5.50–6.25%	5.75–6.25%
Rate of compensation increase	4.00–12.00%	3.00–9.50%	3.00–9.50%	1.75–6.00%	1.75–5.00%	1.75–5.00%	N/A	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost for the year ending June 30:									
Pre-retirement discount rate	6.25%	6.25%	5.25%	2.25–8.25%	2.25–6.25%	1.75–5.50%	5.50–6.25%	5.75–6.25%	5.25%
Post-retirement discount rate	5.25%	5.25%	4.75%	2.25–8.25%	2.25–5.75%	1.75–5.50%	5.50–6.25%	5.75–6.25%	5.25%
Expected return on assets	7.75%	7.75%	7.75%	3.00–8.25%	2.75–7.25%	2.75–7.50%	N/A	N/A	N/A
Rate of compensation increase	3.00–9.50%	3.00–9.50%	3.00–9.50%	1.75–6.00%	1.75–5.00%	1.75–5.00%	N/A	N/A	N/A

The pre-retirement discount rate for each plan used for determining future net periodic benefit cost is based on a review of highly rated long-term bonds. The pre-retirement rate for the Company's U.S. Plans is based on a bond portfolio that includes only long-term bonds with an Aa rating, or equivalent, from a major rating agency. The Company believes the timing and amount of cash flows related to the bonds included in this portfolio is expected to match the estimated defined benefit payment streams of its U.S. Plans. In determining the long-term rate of return for a plan, the Company considers the historical rates of return, the nature of the plan's investments and an expectation for the plan's investment strategies.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The assumed weighted-average health care cost trend rate for the coming year is 9.34% while the ultimate trend rate of 5.00% is expected to be reached in fiscal 2016. A one-percentage-point change in assumed health care cost trend rates for fiscal 2008 would have had the following effects:

(In millions)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total service and interest costs	$ 1.2	$(1.1)
Effect on post-retirement benefit obligations	$10.9	$(9.8)

Amounts recognized in accumulated other comprehensive (income) loss (before tax) as of June 30, 2008 are as follows:

	Pension Plans		Other than Pension Plans	
(In millions)	U.S.	International	Post-retirement	Total
Net actuarial (gains) losses, beginning of year	$48.2	$33.6	$10.1	$ 91.9
Actuarial (gains) losses recognized	19.0	21.1	(1.9)	38.2
Amortization of amounts included in net periodic benefit cost	(1.7)	(6.6)	(0.1)	(8.4)
Translation adjustments	–	0.3	–	0.3
Net actuarial (gains) losses, end of year	65.5	48.4	8.1	122.0
Net prior service cost (credit), beginning of year	5.2	1.7	(0.1)	6.8
Prior service cost (credit) recognized	2.1	31.9	–	34.0
Amortization of amounts included in net periodic benefit cost	(0.7)	(0.3)	–	(1.0)
Net prior service cost (credit), end of year	6.6	33.3	(0.1)	39.8
Net transition obligation (asset), beginning of year	–	–	–	–
Amortization of amounts included in net periodic benefit cost	–	(0.1)	–	(0.1)
Net transition obligation (asset), end of year	–	(0.1)	–	(0.1)
Total amounts recognized in accumulated other comprehensive (income) loss	$72.1	$81.6	$ 8.0	$161.7

Amounts in accumulated other comprehensive (income) loss expected to be amortized as components of net periodic benefit cost during fiscal 2009 are as follows:

	Pension Plans		Other than Pension Plans
(In millions)	U.S.	International	Post-retirement
Prior service cost	$0.7	$2.8	$–
Net actuarial loss	$1.7	$0.8	$–

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Company's pension plans at June 30 are as follows:

	Pension Plans					
	Retirement Growth Account		Restoration		International	
(In millions)	**2008**	2007	**2008**	2007	**2008**	2007
Projected benefit obligation	**$348.1**	$351.2	**$84.5**	$89.3	**$404.4**	$294.8
Accumulated benefit obligation	**$299.1**	$299.4	**$65.7**	$71.8	**$353.0**	$255.1
Fair value of plan assets	**$420.0**	$430.5	**$ –**	$ –	**$345.7**	$281.8

International pension plans with projected benefit obligations in excess of the plans' assets had aggregate projected benefit obligations of $298.6 million and $115.4 million and aggregate fair value of plan assets of $216.2 million and $53.6 million at June 30, 2008 and 2007, respectively. International pension plans with accumulated benefit obligations in excess of the plans' assets had aggregate accumulated benefit obligations of $95.2 million and $81.2 million and aggregate fair value of plan assets of $41.4 million and $35.3 million at June 30, 2008 and 2007, respectively.

(In millions)	Pension Plans U.S.	Pension Plans International	Other than Pension Plans Post-retirement
Expected Cash Flows:			
Expected employer contributions for year ending June 30, 2009	$15.0	$45.9	N/A
Expected benefit payments for year ending June 30,			
2009	33.6	18.7	$4.1
2010	34.2	14.1	4.6
2011	35.0	18.0	5.3
2012	34.5	19.4	5.9
2013	36.1	17.9	6.7
Years 2014-2018	205.9	113.4	43.5
Plan Assets:			
Target asset allocation at June 30, 2008			
Equity	44%	41%	N/A
Debt securities	34%	42%	N/A
Other	22%	17%	N/A
	100%	100%	N/A
Actual asset allocation at June 30, 2008			
Equity	40%	45%	N/A
Debt securities	42%	38%	N/A
Other	18%	17%	N/A
	100%	100%	N/A
Actual asset allocation at June 30, 2007			
Equity	49%	55%	N/A
Debt securities	31%	29%	N/A
Other	20%	16%	N/A
	100%	100%	N/A

The target asset allocation policy was set to maximize returns with consideration to the long-term nature of the obligations and maintaining a lower level of overall volatility through the allocation to fixed income. During the year, the asset allocation is reviewed for adherence to the target policy and is rebalanced periodically towards the target weights.

401(k) Savings Plan (U.S.)

The Company's 401(k) Savings Plan ("Savings Plan") is a contributory defined contribution plan covering substantially all regular U.S. employees who have completed the hours and service requirements, as defined by the plan document. Regular full-time employees are eligible to participate in the Savings Plan thirty days following their date of hire. The Savings Plan is subject to the applicable provisions of ERISA. The Company matches a portion of the participant's contributions after one year of service under a predetermined formula based on the participant's contribution level. The Company's contributions were approximately $18.7 million, $13.7 million and $10.6 million for the fiscal years ended June 30, 2008, 2007 and 2006, respectively. Shares of the Company's Class A Common Stock are not an investment option in the Savings Plan and the Company does not use such shares to match participants' contributions.

Deferred Compensation

The Company accrues for deferred compensation and interest thereon, and for the increase in the value of share units pursuant to agreements with certain key executives and outside directors. The amounts included in the accompanying consolidated balance sheets under these plans were $67.9 million and $69.6 million as of June 30, 2008 and 2007. The expense for fiscal 2008, 2007 and 2006 was $9.2 million, $8.5 million and $11.6 million, respectively.

NOTE 14 – POST-EMPLOYMENT BENEFITS OTHER THAN TO RETIREES

The Company provides certain post-employment benefits to eligible former or inactive employees and their dependents during the period subsequent to employment but prior to retirement. These benefits include health care coverage and severance benefits. The cost of providing these benefits is accrued and any incremental benefits were not material to the Company's consolidated financial results.

NOTE 15—COMMITMENTS AND CONTINGENCIES

Contractual Obligations

The following table summarizes scheduled maturities of the Company's contractual obligations for which cash flows are fixed and determinable as of June 30, 2008:

		Payments Due in Fiscal					
	Total	2009	2010	2011	2012	2013	Thereafter
(In millions)							
Debt service[1]	$2,192.2	$ 176.6	$ 70.4	$ 61.1	$309.8	$ 56.8	$1,517.5
Operating lease commitments[2]	1,338.5	200.8	180.9	156.0	132.6	119.3	548.9
Unconditional purchase obligations[3]	2,081.2	1,157.0	228.4	191.3	158.4	150.0	196.1
Gross unrecognized tax benefits and interest—current[4]	75.7	75.7	—	—	—	—	—
Total contractual obligations	$5,687.6	$1,610.1	$479.7	$408.4	$600.8	$326.1	$2,262.5

(1) Includes long-term and short-term debt and the related projected interest costs, and to a lesser extent, capital lease commitments. Interest costs on long-term and short-term debt are projected to be $57.6 million in fiscal 2009, $58.8 million in fiscal 2010, $57.4 million in each of the years from fiscal 2011 through fiscal 2012, $42.5 million in fiscal 2013 and $713.8 million thereafter. Projected interest costs on variable rate instruments were calculated using market rates at June 30, 2008. Refer to Note 11.

(2) Total rental expense included in the accompanying consolidated statements of earnings was $230.8 million in fiscal 2008, $201.6 million in fiscal 2007 and $182.9 million in fiscal 2006.

(3) Unconditional purchase obligations primarily include inventory commitments, estimated future earn-out payments, estimated royalty payments pursuant to license agreements, advertising commitments, capital improvement commitments, planned funding of pension and other post-retirement benefit obligations, commitments pursuant to executive compensation arrangements and obligations related to the Company's cost savings initiative. Future earn-out payments and future royalty and advertising commitments were estimated based on planned future sales for the term that was in effect at June 30, 2008, without consideration for potential renewal periods.

(4) Refer to Note 9 for information regarding unrecognized tax benefits. During the fourth quarter of fiscal 2008, the Company made a cash payment of $35.0 million to the U.S. Treasury as an advance deposit, which is not reflected as a reduction to the $75.7 million. As of June 30, 2008, the noncurrent portion of the Company's unrecognized tax benefits, including related accrued interest and penalties was $177.3 million. At this time, the settlement period for the noncurrent portion of the unrecognized tax benefits, including related accrued interest and penalties, cannot be determined and therefore was not included.

Legal Proceedings

The Company is involved, from time to time, in litigation and other legal proceedings incidental to its business. Management believes that the outcome of current litigation and legal proceedings will not have a material adverse effect upon the Company's results of operations or financial condition. However, management's assessment of the Company's current litigation and other legal proceedings could change in light of the discovery of facts with respect to legal actions or other proceedings pending against the Company not presently known to the Company or determinations by judges, juries or other finders of fact which are not in accord with management's evaluation of the possible liability or outcome of such litigation or proceedings.

In 1999, the Office of the Attorney General of the State of New York (the "State") notified the Company and ten other entities that they had been identified as potentially responsible parties ("PRPs") with respect to the Blydenburgh landfill in Islip, New York. Each PRP may be jointly and severally liable for the costs of investigation and cleanup, which the State estimated in 2006 to be approximately $19.7 million for all PRPs. In 2001, the State sued other PRPs (including Hickey's Carting, Inc., Dennis C. Hickey and Maria Hickey, collectively the "Hickey Parties"), in the U.S. District Court for the Eastern District of New York to recover such costs in connection with the site, and in September 2002, the Hickey Parties brought contribution actions against the Company and other Blydenburgh PRPs. These contribution actions seek to recover, among other things, any damages for which the Hickey Parties are found liable in the State's lawsuit against them, and related costs and expenses, including attorneys' fees. In June 2004, the State added the Company and other PRPs as defendants in its pending case against the Hickey Parties. In April 2006, the Company and other defendants added numerous other parties to the case as third-party defendants. The Company and certain other PRPs have engaged in settlement discussions which to date have been unsuccessful. Settlement negotiations with the new third-party defendants, the State, the Company and other defendants began in July 2006. The Company has accrued an amount which it believes would be necessary to resolve its share of this matter. If settlement discussions are not successful, the Company intends to vigorously defend the pending claims. While no assurance can be given as to the ultimate outcome, management believes that the resolution of the Blydenburgh matters will not have a material adverse effect on the Company's consolidated financial condition.

NOTE 16—COMMON STOCK

As of June 30, 2008, the Company's authorized common stock consists of 650 million shares of Class A Common Stock, par value $.01 per share, and 240 million shares of Class B Common Stock, par value $.01 per share. Class B Common Stock is convertible into Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. Holders of the Company's Class A Common Stock are entitled to one vote per share and holders of the Company's Class B Common Stock are entitled to ten votes per share.

Information about the Company's common stock outstanding is as follows:

	Class A	Class B
(Shares in thousands)		
Balance at June 30, 2005	132,663.4	87,640.9
Acquisition of treasury stock	(11,216.3)	—
Conversion of Class B to Class A	2,335.0	(2,335.0)
Stock-based compensation	2,673.0	—
Balance at June 30, 2006	126,455.1	85,305.9
Acquisition of treasury stock	(22,477.6)	—
Conversion of Class B to Class A	3,501.1	(3,501.1)
Stock-based compensation	5,044.8	—
Balance at June 30, 2007	112,523.4	81,804.8
Acquisition of treasury stock	(3,106.3)	—
Conversion of Class B to Class A	3,737.5	(3,737.5)
Stock-based compensation	3,685.2	—
Balance at June 30, 2008	116,839.8	78,067.3

On September 18, 1998, the Company's Board of Directors authorized a share repurchase program to repurchase a total of up to 8.0 million shares of Class A Common Stock in the open market or in privately negotiated transactions, depending on market conditions and other factors. The Board of Directors authorized the repurchase of up to 10.0 million additional shares of Class A Common Stock in both October 2002 and May 2004, and an additional 20.0 million in each of May 2005, February 2007 and November 2007, increasing the total authorization under the share repurchase program to 88.0 million shares. As of June 30, 2008, approximately 64.1 million shares have been purchased under this program.

Accelerated Share Repurchase Program

In March 2007, the Company repurchased approximately 15,960,800 shares of its outstanding Class A Common Stock for $750.0 million through an accelerated share repurchase program with a financial counterparty. These shares were accounted for as treasury stock, carried at cost, and reflected as a reduction to stockholders' equity. In August 2007, the financial counterparty informed the Company that it had completed its obligations under the agreement. The per-share price paid by the Company at inception of the program exceeded the final volume weighted average price per share, as defined by the contract. Accordingly, the Company received 97,417 shares of its Class A Common Stock from the financial counterparty as a price adjustment and final settlement, which was recorded as treasury stock and additional paid-in capital in the consolidated balance sheet.

NOTE 17—STOCK PROGRAMS

As of June 30, 2008, the Company has three active equity compensation plans which include the Amended and Restated Fiscal 2002 Share Incentive Plan, the Fiscal 1999 Share Incentive Plan and the Non-Employee Director Share Incentive Plan (collectively, the "Plans"). These Plans currently provide for the issuance of 33,194,400 shares, which consist of shares originally provided for and shares transferred to the Plans from a previous plan and employment agreement, to be granted in the form of stock-based awards to key employees, consultants and non-employee directors of the Company. As of June 30, 2008, approximately 7,184,400 shares of Class A Common Stock were reserved and available to be granted pursuant to these Plans, subject to the approval by the Stock Plan Subcommittee of the Company's Board of Directors of expected payouts for performance share units ("PSU") vested as of June 30, 2008. The Company may satisfy the obligation of its stock-based compensation awards with either new or treasury shares. The Company's stock compensation awards outstanding at June 30, 2008 include stock options, PSUs, restricted stock units ("RSU") and share units.

Total net stock-based compensation expense is attributable to the granting of, and the remaining requisite service periods of, stock options, PSUs, RSUs and share units. Compensation expense attributable to net stock-based compensation for fiscal 2008, 2007 and 2006 was $47.2 million ($31.2 million after tax), $43.2 million ($28.3 million after tax) and $35.7 million ($23.4 million after tax), respectively. As of June 30, 2008, the total unrecognized compensation cost related to nonvested stock-based awards was $27.6 million and the related weighted-average period over which it is expected to be recognized is approximately 1.6 years.

Stock Options

A summary of the Company's stock option programs as of June 30, 2008 and changes during the fiscal year then ended, is presented below:

(Shares in thousands)	Shares	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value[1] (in millions)	Weighted-Average Contractual Life Remaining in Years
Outstanding at June 30, 2007	22,572.0	$41.42		
Granted at fair value	1,693.7	42.64		
Exercised	(3,338.5)	35.18		
Expired	(252.0)	44.32		
Forfeited	(368.0)	40.50		
Outstanding at June 30, 2008	20,307.2	42.53	$110.6	4.0
Exercisable at June 30, 2008	17,179.4	42.89	$ 92.2	3.2

(1) The intrinsic value of a stock option is the amount by which the current market value of the underlying stock exceeds the exercise price of the option.

The exercise period for all stock options generally may not exceed ten years from the date of grant. Stock option grants to individuals generally become exercisable in three substantively equal tranches over a service period of up to four years. The Company attributes the value of option awards on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The per-share weighted-average grant date fair value of stock options granted during fiscal 2008, 2007 and 2006 was $14.36, $13.69 and $11.87, respectively. The total intrinsic value of stock options exercised during fiscal 2008, 2007 and 2006 was $33.2 million, $72.3 million and $38.0 million, respectively.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

YEAR ENDED JUNE 30	2008	2007	2006
Weighted-average expected stock-price volatility	25%	24%	23%
Weighted-average expected option life	8 years	8 years	8 years
Average risk-free interest rate	4.5%	4.7%	4.3%
Average dividend yield	1.2%	1.2%	.9%

Performance Share Units

During fiscal 2008, the Company issued 119,200 PSUs, which will be settled in stock subject to the achievement of the Company's net sales and net earnings per share goals for the three years ending June 30, 2010 and subject to the continued employment of the grantees. Settlement will be made pursuant to a range of opportunities relative to the net sales and diluted net earnings per common share targets of the Company and, as such, the compensation cost of the PSU is subject to adjustment based upon the attainability of these target goals. No settlement will occur for results below the applicable minimum threshold and additional shares shall be issued if performance exceeds the targeted performance goals. PSUs are accompanied by dividend equivalent rights that will be payable in cash upon settlement of the PSU. These awards are subject to the provisions of the agreement under which the PSUs are granted. The PSUs were valued at the closing market value of the Company's Class A Common Stock on the date of grant and generally vest at the end of the performance period. Approximately 78,400 shares of the Company's Class A Common Stock are anticipated to be issued, relative to the target goals set at the time of issuance, in settlement of the 96,600 PSUs that vested as of June 30, 2008. These awards will be settled in the first quarter of fiscal 2009, subject to the approval of the Stock Plan Subcommittee of the Company's Board of Directors.

The following is a summary of the status of the Company's PSUs as of June 30, 2008 and activity during the fiscal year then ended:

(Shares in thousands)	Shares	Weighted-Average Grant Date Fair Value Per Share
Nonvested at June 30, 2007	230.1	$37.36
Granted	119.2	42.58
Vested	(96.6)	35.00
Forfeited	(63.4)	39.76
Nonvested at June 30, 2008	189.3	41.05

Restricted Stock Units

The Company granted approximately 585,000 RSUs during fiscal 2008. At the time of grant, 324,700 were scheduled to vest on October 31, 2008, 169,000 on November 2, 2009 and 91,300 on November 1, 2010, all subject to the continued employment or retirement of the grantees. Certain RSUs granted in fiscal 2008 are accompanied by dividend equivalent rights that will be payable in cash upon settlement of the RSU and, as such, were valued at the closing market value of the Company's Class A

Common Stock on the date of grant. Other RSUs granted in fiscal 2008 are not accompanied by dividend equivalent rights and, as such, were valued at the closing market value of the Company's Class A Common Stock on the date of grant less the discounted present value of the dividends expected to be paid on the shares during the vesting period.

The following is a summary of the status of the Company's RSUs as of June 30, 2008 and activity during the fiscal year then ended:

	Shares	Weighted-Average Grant Date Fair Value Per Share
(Shares in thousands)		
Nonvested at June 30, 2007	659.4	$38.74
Granted	585.0	42.02
Vested	(346.7)	38.90
Forfeited	(83.7)	40.48
Nonvested at June 30, 2008	814.0	40.85

Share Units

The Company grants share units to certain non-employee directors under the Non-Employee Director Share Incentive Plan. The share units are convertible into shares of Class A Common Stock as provided for in that plan. Share units are accompanied by dividend equivalent rights that are converted to additional share units when such dividends are declared. The following is a summary of the status of the Company's share units as of June 30, 2008 and activity during the fiscal year then ended:

	Shares	Weighted-Average Grant Date Fair Value Per Share
(Shares in thousands)		
Outstanding at June 30, 2007	13.8	$37.65
Granted	4.1	44.25
Dividend equivalents	0.2	43.79
Converted	—	—
Outstanding at June 30, 2008	18.1	39.21

Cash Units

Certain non-employee directors defer cash compensation in the form of cash payout share units, which are not subject to the Plans. These share units are classified as liabilities and, as such, their fair value is adjusted to reflect the current market value of the Company's Class A Common Stock. The Company recorded $0.5 million, $0.8 million and $0.5 million as compensation expense to reflect additional deferrals and the change in the market value for fiscal 2008, 2007 and 2006, respectively.

NOTE 18—NET EARNINGS PER COMMON SHARE

For the years ended June 30, 2008, 2007 and 2006, net earnings per common share ("basic EPS") is computed by dividing net earnings by the weighted average number of common shares outstanding and contingently issuable shares (which satisfy certain conditions). Net earnings per common share assuming dilution ("diluted EPS") is computed by reflecting potential dilution from stock-based awards and contingently issuable shares.

A reconciliation between the numerators and denominators of the basic and diluted EPS computations is as follows:

YEAR ENDED JUNE 30	2008	2007	2006
(In millions, except per share data)			
Numerator:			
Net earnings from continuing operations	$473.8	$448.7	$324.5
Discontinued operations, net of tax	—	0.5	(80.3)
Net earnings attributable to common stock	$473.8	$449.2	$244.2
Denominator:			
Weighted average common shares outstanding—Basic	193.9	204.3	215.0
Effect of dilutive stock options	2.6	3.2	2.4
Effect of restricted stock units and performance share units	0.6	0.2	0.0
Effect of contingently issuable shares pursuant to accelerated share repurchase program	—	0.1	—
Weighted average common shares outstanding—Diluted	197.1	207.8	217.4
Basic net earnings per common share:			
Net earnings from continuing operations	$ 2.44	$ 2.20	$ 1.51
Discontinued operations, net of tax	—	.00	(.37)
Net earnings	$ 2.44	$ 2.20	$ 1.14
Diluted net earnings per common share:			
Net earnings from continuing operations	$ 2.40	$ 2.16	$ 1.49
Discontinued operations, net of tax	—	.00	(.37)
Net earnings	$ 2.40	$ 2.16	$ 1.12

As of June 30, 2008, 2007 and 2006, outstanding options to purchase 7.1 million, 6.0 million and 13.6 million shares, respectively, of Class A Common Stock were not included in the computation of diluted EPS because their inclusion would be anti-dilutive. As of June 30, 2008, 2007 and 2006, 0.2 million, 0.2 million and 0.1 million, respectively, of performance share units have been excluded from the calculation of diluted EPS because the number of shares ultimately issued is contingent on the achievement of certain performance targets of the Company, as discussed in Note 17.

NOTE 19—ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of Accumulated other comprehensive income ("OCI") included in the accompanying consolidated balance sheets consist of the following:

YEAR ENDED JUNE 30	2008	2007	2006
(In millions)			
Net unrealized investment gains, beginning of year	$ 0.8	$ 0.5	$ 0.4
Unrealized investment gains (losses)	(0.9)	0.5	0.1
Benefit (provision) for deferred income taxes	0.4	(0.2)	—
Net unrealized investment gains, end of year	0.3	0.8	0.5
Net derivative instruments, beginning of year	8.2	10.3	12.0
Gain (loss) on derivative instruments	(4.7)	(7.4)	5.2
Benefit (provision) for deferred income taxes on derivative instruments	1.6	2.5	(1.7)
Reclassification to earnings during the year	4.2	4.2	(8.3)
Benefit (provision) for deferred income taxes on reclassification	(1.4)	(1.4)	3.1
Net derivative instruments, end of year	7.9	8.2	10.3
Net minimum pension liability adjustments, beginning of year	—	(6.1)	(36.0)
Minimum pension liability adjustments	—	(6.7)	41.4
Benefit (provision) for deferred income taxes	—	2.7	(11.5)
Adjustment to initially apply SFAS No. 158, net of tax	—	10.1	—
Net minimum pension liability adjustments, end of year	—	—	(6.1)
Net pension and post-retirement adjustments, beginning of year	(67.4)	—	—
Adjustment to initially apply SFAS No. 158	—	(98.7)	—
Changes in plan assets and benefit obligations:			
Net actuarial gains (losses) recognized	(38.2)	—	—
Net prior service credit (cost) recognized	(34.0)	—	—
Translation adjustments	(0.3)	—	—
Amortization of amounts included in net periodic benefit cost:			
Net actuarial (gains) losses	8.4	—	—
Net prior service cost (credit)	1.0	—	—
Net transition asset (obligation)	0.1	—	—
Benefit (provision) for deferred income taxes	21.6	31.3	—
Net pension and post-retirement adjustments, end of year	(108.8)	(67.4)	—
Cumulative translation adjustments, beginning of year	113.1	60.0	33.0
Translation adjustments	103.7	53.1	27.0
Benefit (provision) for deferred income taxes	(5.4)	—	—
Cumulative translation adjustments, end of year	211.4	113.1	60.0
Accumulated other comprehensive income	$ 110.8	$ 54.7	$ 64.7

Of the $7.9 million, net of tax, derivative instrument gain recorded in OCI at June 30, 2008, $9.0 million, net of tax, related to the October 2003 gain from the settlement of the treasury lock agreements upon the issuance of the Company's 5.75% Senior Notes due October 2033, which is being reclassified to earnings as an offset to interest expense over the life of the debt. Partially offsetting this gain was $0.6 million, net of tax, related to a loss from the settlement of a series of forward-starting interest rate swap agreements upon the issuance of the Company's 6.00% Senior Notes due May 2037, which will be reclassified to earnings as an addition to interest expense over the life of the debt. Also partially offsetting the net derivative instrument gain recorded in OCI was $0.5 million in losses, net of tax, related to foreign currency forward and option contracts which the Company will reclassify to earnings during the next twelve months.

Refer to Note 13 for the discussion regarding the net pension and post-retirement adjustments.

NOTE 20 – STATEMENT OF CASH FLOWS

Supplemental cash flow information related to certain non-cash investing and financing transactions for fiscal 2008, 2007 and 2006 is as follows:

(In millions)	2008	2007	2006
Long-term debt issued upon acquisition of business	$23.9	$ –	$ –
Incremental tax benefit from the exercise of stock options	$10.9	$16.0	$ 6.4
Change in liability associated with acquisition of business	$ 8.3	$ 2.1	$(36.1)
Capital lease obligations incurred	$ 9.7	$ 5.1	$ 1.5
Accrued dividend equivalents	$ 0.2	$ 0.2	$ 0.1
Interest rate swap derivative mark to market	$19.5	$ 0.6	$(16.5)

NOTE 21 – SEGMENT DATA AND RELATED INFORMATION

Reportable operating segments, as defined by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," include components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the "Chief Executive") in deciding how to allocate resources and in assessing performance. As a result of the similarities in the manufacturing, marketing and distribution processes for all of the Company's products, much of the information provided in the consolidated financial statements is similar to, or the same as, that reviewed on a regular basis by the Chief Executive. Although the Company operates in one business segment, beauty products, management also evaluates performance on a product category basis.

While the Company's results of operations are also reviewed on a consolidated basis, the Chief Executive reviews data segmented on a basis that facilitates comparison to industry statistics. Accordingly, net sales, depreciation and amortization, and operating income are available with respect to the manufacture and distribution of skin care, makeup, fragrance, hair care and other products. These product categories meet the FASB's definition of operating segments and, accordingly, additional financial data are provided below. The "other" segment includes the sales and related results of ancillary products and services that do not fit the definition of skin care, makeup, fragrance and hair care.

The Company evaluates segment performance based upon operating income, which represents earnings before income taxes, minority interest, net interest expense and discontinued operations. The accounting policies for each of the reportable segments are the same as those described in the summary of significant accounting policies, except for depreciation and amortization charges, which are allocated, primarily, based upon net sales. The assets and liabilities of the Company are managed centrally and are reported internally in the same manner as the consolidated financial statements; thus, no additional information is produced for the Chief Executive or included herein.

YEAR ENDED OR AT JUNE 30	2008	2007	2006
(In millions)			
PRODUCT CATEGORY DATA			
Net Sales:			
Skin Care	$2,996.8	$2,601.0	$2,400.8
Makeup	3,000.4	2,712.7	2,504.2
Fragrance	1,432.0	1,308.6	1,213.3
Hair Care	427.1	377.1	318.7
Other	54.5	38.1	26.8
	$7,910.8	$7,037.5	$6,463.8
Depreciation and Amortization:			
Skin Care	$ 88.5	$ 75.4	$ 71.1
Makeup	94.6	84.6	81.3
Fragrance	45.2	36.7	35.4
Hair Care	20.3	9.3	9.8
Other	2.1	1.2	0.8
	$ 250.7	$ 207.2	$ 198.4
Operating Income (Loss):			
Skin Care	$ 405.6	$ 341.5	$ 346.4
Makeup	359.4	339.3	329.4
Fragrance	36.2	28.1	7.7
Hair Care	11.5	42.5	26.5
Other	(1.6)	(0.4)	1.7
Special charges related to cost savings initiative	(0.4)	(1.1)	(92.1)
	810.7	749.9	619.6
Reconciliation:			
Interest expense, net	(66.8)	(38.9)	(23.8)
Earnings before income taxes, minority interest and discontinued operations	$ 743.9	$ 711.0	$ 595.8
GEOGRAPHIC DATA			
Net Sales:			
The Americas	$3,711.5	$3,560.9	$3,446.4
Europe, the Middle East & Africa	3,006.7	2,493.4	2,147.7
Asia/Pacific	1,192.6	983.2	869.7
	$7,910.8	$7,037.5	$6,463.8
Operating Income (Loss):			
The Americas	$ 228.3	$ 336.4	$ 344.1
Europe, the Middle East & Africa	433.1	321.4	297.5
Asia/Pacific	149.7	93.2	70.1
Special charges related to cost savings initiative	(0.4)	(1.1)	(92.1)
	$ 810.7	$ 749.9	$ 619.6
Total Assets:			
The Americas	$2,931.0	$2,534.5	$2,305.9
Europe, the Middle East & Africa	1,672.0	1,268.1	1,175.0
Asia/Pacific	408.2	323.1	303.2
	$5,011.2	$4,125.7	$3,784.1
Long-Lived Assets (property, plant and equipment, net):			
The Americas	$ 670.8	$ 580.1	$ 500.5
Europe, the Middle East & Africa	312.3	250.7	213.2
Asia/Pacific	60.0	50.0	44.3
	$1,043.1	$ 880.8	$ 758.0

The Company is domiciled in the United States. Net sales in the United States in fiscal 2008, 2007 and 2006 were $3,276.2 million, $3,224.5 million and $3,141.4 million, respectively. The Company's long-lived assets in the United States at June 30, 2008, 2007 and 2006 were $597.8 million, $520.1 million and $452.7 million, respectively.

NOTE 22—UNAUDITED QUARTERLY FINANCIAL DATA

The following summarizes the unaudited quarterly operating results of the Company for the years ended June 30, 2008 and 2007:

	Quarter Ended				
	September 30	December 31	March 31	June 30	Total Year
(In millions, except per share data)					
Fiscal 2008					
Net sales	$1,710.1	$2,308.8	$1,879.8	$2,012.1	$7,910.8
Gross profit	1,254.3	1,730.3	1,407.9	1,521.5	5,914.0
Operating income	77.9	370.5	161.2	201.1	810.7
Net earnings from continuing operations	39.1	224.4	90.1	120.2	473.8
Net earnings	39.1	224.4	90.1	120.2	473.8
Net earnings per common share from continuing operations:					
Basic	.20	1.16	.47	.62	2.44
Diluted	.20	1.14	.46	.61	2.40
Net earnings per common share:					
Basic	.20	1.16	.47	.62	2.44
Diluted	.20	1.14	.46	.61	2.40
Fiscal 2007					
Net sales	$1,593.5	$1,991.1	$1,690.5	$1,762.4	$7,037.5
Gross profit	1,165.4	1,492.1	1,264.5	1,340.7	5,262.7
Operating income	99.9	332.4	156.7	160.9	749.9
Net earnings from continuing operations	58.0	208.5	93.8	88.4	448.7
Net earnings	58.3	208.4	93.9	88.6	449.2
Net earnings per common share from continuing operations:					
Basic	.28	1.00	.46	.46	2.20
Diluted	.27	.99	.45	.45	2.16
Net earnings per common share:					
Basic	.28	1.00	.46	.46	2.20
Diluted	.27	.99	.45	.45	2.16

Management of The Estée Lauder Companies Inc. (including its subsidiaries) (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules13a-15(f) of the Securities Exchange Act of 1934, as amended).

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the Company's management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework and criteria established in *Internal Control—Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company's management has concluded that, as of June 30, 2008, the Company's internal control over financial reporting was effective.

William P. Lauder
Chief Executive Officer

Richard W. Kunes
Executive Vice President and Chief Financial Officer

August 21, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
The Estée Lauder Companies Inc.:

We have audited The Estée Lauder Companies Inc.'s (the "Company") internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Estée Lauder Companies Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Estée Lauder Companies Inc. and subsidiaries as of June 30, 2008 and 2007, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 2008, and our report dated August 21, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York
August 21, 2008

The Board of Directors and Stockholders
The Estée Lauder Companies Inc.:

We have audited the accompanying consolidated balance sheets of The Estée Lauder Companies Inc. and subsidiaries (the "Company") as of June 30, 2008 and 2007, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Estée Lauder Companies Inc. and subsidiaries as of June 30, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Estée Lauder Companies Inc.'s internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 21, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in the notes to the consolidated financial statements, effective July 1, 2006, the Company changed their method for quantifying errors based on SEC Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," and effective June 30, 2007, the Company adopted Statement of Financial Accounting Standard No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)." Also as discussed in the notes to the consolidated financial statements, effective July 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109."

KPMG LLP

New York, New York
August 21, 2008

Company Headquarters
The Estée Lauder Companies Inc.
767 Fifth Avenue, New York, New York 10153
212-572-4200

Stockholder Information
Stockholders may access Company information, including a summary of the latest financial results, 24 hours a day, by dialing our toll-free information line, 800-308-2334. News releases issued in the last 12 months are available online at *www.elcompanies.com*.

Investor Inquiries
We welcome inquiries from investors, securities analysts and other members of the professional financial community. Please contact the Investor Relations Department in writing at the Company's headquarters or by telephone at 212-572-4384.

Annual Report on Form 10-K
If you would like a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, please call the toll-free information line, 800-308-2334, or write to the Investor Relations Department at the Company's headquarters. Our 10-K is also available on our website at *www.elcompanies.com*. The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Common Stock Information
The Class A Common Stock of The Estée Lauder Companies Inc. is listed on the New York Stock Exchange with the symbol EL.

Quarterly Per Share Market Prices

Fiscal 2008	Market Price of Common Stock		
Quarter Ended	High	Low	Close
September 30	$47.98	$38.41	$42.46
December 31	47.05	39.47	43.61
March 31	46.66	37.03	45.85
June 30	49.43	43.83	46.45

Dividends
Dividends on the common stock are expected to be paid annually following the declaration by the Board of Directors. The last annual dividend was $.55 per share and was paid in December 2007.

Annual Meeting
The Company's Annual Meeting of Stockholders will be held on Friday, November 7, 2008, at 10:00 a.m. at:
The St. Regis
Two East 55th Street
New York, New York 10022

Attendance at the Annual Meeting will require an admission ticket.

Stockholder Services
Mellon Investor Services LLC is the Company's transfer agent and registrar. Please contact Mellon directly with all inquiries and requests to:

- Change the name, address, or ownership of stock;
- Replace lost certificates or dividend checks;
- Obtain information about dividend reinvestment, direct stock purchase or direct deposit of dividends.

Mellon Investor Services LLC
P.O. Box 358015
Pittsburgh, PA 15252-8015
888-860-6295
www.bnymellon.com/shareowner/isd

TRADEMARKS

The Estée Lauder Companies Inc. and its subsidiaries own numerous trademarks. Those appearing in the text of this report include: 3-Step Skin Care System, 8 Flower Nectar Aromatic Care, A Perfect World, Acne Solutions, Advanced Night Repair, Age Rescue, All Bright, All Calm, All Firm, All is Forgiven, All Skins, Almost Powder, American Beauty, Anti-Age Advanced Protection Lotion, AnyWear, Aramis, Arovita C, Aveda, Bali Dream, Bb. Creme de Coco, Curl Conscious, Bb. Shine Spray, Bb. Tonic Lotion, Bb. Thickening Spray, Be Curly, Beauty Boost, Beautiful, Beloved, Bobbi Brown, Bobbi Brown *beach*, Bobbi Brown Extra, Bumble and bumble, Bronze Goddess, Calyx, Camouflage Cream, Chakra, Clinique, Clinique Happy, Clinique Medical, Color Conserve, Colorprint, Crème de La Mer, Custom Blend, Cyber White EX, Daily Moisture Defense Lotion, Damage Remedy, Darphin, Dazzlelash, Denblan, Double Wear, Dramatically Different, Dreamy Eyes, Estée Lauder, Estée Lauder *pleasures*, Even Better, Eyeliplex-2, Eyes by Design, False Eyelashes, Far Out, Flawless Skin, Flirt!, Flirtatious!, Fluidline, Full Potential, Gel de La Mer, Glamourazzi, Gloomaway, Good Skin, Grassroots, Green Science, Happily Ever After, Hydra Bright, Idealist, The Hydrating Infusion, In Good Hands, Instant Gratification, Instant Moisture, Intensive Rebuilding, Intral, Jo Malone, La Mer, Lab Series, Lash Envy, Lash Power, Lipglass, LiquidLast, Long Last Glosswear, Lustreglass, Luxury for Lips, M·A·C, ★magic By Prescriptives, Maximum Comfort, Mega-Mushroom, MicroCrystal Skin Refinisher, Mineralize, Modern Fusion, Moisture Surge, Nite-trition, Nutritious, Oil Control Daily Hydrator, Ojon, Origins, Origins Natural Resources, Origins Organics, Peace of Mind, Perfectionist [CP+], Perfect Mineral, Plantidote, Plushglass, Pomegranate Noir, Pomegranate Super-Anti-Oxidant Cream, Predermine, Prep + Prime, Prescriptives, Private Collection Tuberose Gardenia, Pure Color, Pure-Formance, Pure White Linen, The Radiant Facial, Re-Creation, Re-Nutriv, Redness Solutions, Repairwear, Resilience Lift, Restorative Hair Treatment, Root Power, Rub-Out, Sensuous, Shampure, Shimmer Brick, Signature Hydra Lustre Lipstick, Skin Supplies for Men, Slimshine, Smooth-365, Smooth Infusion, Spray de Mode, Stimulskin Plus, Squeeze Me, Studio Fix, Sumo Tech, Supermoisture, Super City Block, Super Flight Creme, Super Line Preventor Xtreme, Superdefense, Surf Spray, Swa, Tawaka, The Essence, The Eye Concentrate, The Lifting Face Serum, The Radiant Infusion, Tri-Aktiline, Triple Benefit Post-Shave Remedy, Tuno Elastik, TurboLash, Turnaround, Virtual Skin, Viva Glam, Wonderful, Youth Dew, Youthtopia.

Coach is a registered trademark of Coach Services Inc. Daisy Fuentes, Dianoche, So Luxurious and Dianoche Ocean are licensed trademarks from DAFU Licensing Inc. Donna Karan, Donna Karan Black Cashmere, Donna Karan Cashmere Mist, Donna Karan Chaos, Donna Karan Fuel for Men, Donna Karan Gold, Donna Karan New York, DKNY The Fragrance for Women, DKNY The Fragrance for Men, DKNY Be Delicious Women, DKNY Be Delicious Men, DKNY Red Delicious Women, DKNY Red Delicious Men and DKNY Delicious Night are all licensed trademarks from Donna Karan Studio. Dr. Andrew Weil is a licensed trademark from Dr. Andrew Weil and Weil Lifestyle LLC. Kiton and Kiton Black are licensed trademarks from Ciro Paone S.p.A. Michael Kors, Island Michael Kors, Island Michael Kors Fiji, Island Michael Kors Hawaii, Michael Kors Island Capri and Michael Kors for Men are licensed trademarks from Michael Kors L.L.C. Missoni and Missoni acqua are licensed trademarks from Missoni S.p.A. Mustang and Mustang Blue are licensed trademarks from Ford Motor Company. Sean John, Unforgivable and Unforgivable Woman are licensed trademarks from Christian Casey LLC. Tom Ford, Black Orchid, Voile de Fleur, Tom Ford for Men, Private Blend and Velvet Gardenia are licensed trademarks from 001 Corporation. Tommy Hilfiger, "tommy", "tommy girl", "tommy" and "tommy girl" summer colognes, and Dreaming Tommy Hilfiger colognes are licensed trademarks from Tommy Hilfiger Licensing LLC.

Performance Graphs

The following graphs compare the cumulative five- and thirteen-year total stockholder return (stock price appreciation plus dividends) on the Company's Class A Common Stock with the cumulative total return of the S&P 500 Index and a market weighted index of two publicly traded peer groups. The returns are calculated by assuming an investment of $100 in the Class A Common Stock and in each index on June 30, 2003 for the five-year graph, and November 16, 1995 (the Company's initial public offering date) for the thirteen-year graph. The publicly traded companies included in the old peer group are: Avon Products, Inc., Groupe Clarins S.A., L'Oreal S.A., LVMH Moët Hennessy Louis Vuitton S.A., The Procter & Gamble Company, Shiseido Company, Ltd. and Unilever N.A. The companies in the new peer group are the same except that Beiersdorf AG has been added and Groupe Clarins S.A. and Unilever N.A. have been removed. The change is due to the divestiture by Unilever N.A. of substantially all of its prestige beauty brands and the anticipated delisting of Groupe Clarins S.A. In this transition year, it is showing the returns measured by each index.

Cumulative five-year total stockholder return



$200
150
100
50
0
June 2003
June 2004
June 2005
June 2006
June 2007
June 2008
The Estée Lauder Companies Inc.
S&P 500
New Peer Group
Old Peer Group

Cumulative thirteen-year total stockholder return



$450
400
350
300
250
200
150
100
50
0
Nov 1995
June 1996
June 1997
June 1998
June 1999
June 2000
June 2001
June 2002
June 2003
June 2004
June 2005
June 2006
June 2007
June 2008
The Estée Lauder Companies Inc.
S&P 500
New Peer Group
Old Peer Group

THE ESTĒE LAUDER COMPANIES INC. 2008 ANNUAL REPORT ENVIRONMENTAL FIGURES

The Estée Lauder Companies Inc. 2008 Annual Report text and cover is printed on recycled paper that contains a minimum of 10% post-consumer (PCW) fiber and financials on 100% post-consumer (PCW) fiber. This recycled paper is made from fiber sourced from well-managed forests and other controlled wood sources and is independently certified by SmartWood, a program of the Rainforest Alliance, to the Forest Stewardship Council (FSC) standards.

The savings below are achieved when PCW recycled fiber is used in place of virgin fiber. The Estée Lauder Companies Inc. 2008 Annual Report uses 29,700 lbs of paper which has a post-consumer recycled percentage of 100%.

285.12 trees preserved for the future.

823.31 lbs waterborne waste not created.

121,112 gallons wastewater flow saved.

13,401 lbs solid waste not generated.

26,385 lbs net greenhouse gases prevented.

201,960,000 BTUs energy not consumed.

SAVINGS FROM THE USE OF EMISSION-FREE WIND-GENERATED ELECTRICITY:

13,710 lbs air emissions not generated.

DISPLACES THIS AMOUNT OF FOSSIL FUEL:

6 barrels crude oil unused.

THIS AMOUNT OF WIND-GENERATED ELECTRICITY IS EQUIVALENT TO:

Taking 1 car off the road for one year or planting 927 trees.

Sandy Alexander Inc., an ISO 14001:2004 certified printer with Forest Stewardship Council (FSC) Chain of Custody Certification printed this report with the use of certified renewable wind energy resulting in nearly zero volatile organic compound (VOC) emissions.

SAVINGS DERIVED FROM USING WIND-GENERATED ELECTRICITY:
18,740 lbs. air emissions (CO2) not generated.

THIS AMOUNT OF WIND-GENERATED ELECTRICITY IS EQUIVALENT TO:
16,259 miles not driven in an automobile or 1,274 trees being planted.

FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
Cert no. SW-COC-001576
www.fsc.org
© 1996 Forest Stewardship Council

Sandy Alexander
100% wind energy

BRINGING
THE BEST TO
EVERYONE
WE TOUCH

THE ESTĒE LAUDER COMPANIES INC.
767 FIFTH AVENUE NEW YORK, NEW YORK 10153

END